


15005498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 11/8/15

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

Dear Ms. Goodman:

This is in response to your letter dated January 8, 2015 concerning the shareholder proposal submitted to Anthem by John Chevedden. We also have received letters from the proponent dated January 12, 2015 and January 18, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anthem, Inc.
Incoming letter dated January 8, 2015

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(2) because it may cause Anthem to breach an existing contractual obligation. It appears that this defect could be cured, however, if the proposal were revised to state that its implementation could be deferred until such time as it would not interfere with Anthem's existing contractual obligation. Accordingly, unless the proponent provides Anthem with a proposal revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 18, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this non-binding rule 14a-8 proposal.

The company did not claim that its current contracts were perpetual and that they could not expire, be canceled or be modified on grounds unrelated to this proposal. The company did not claim that BSBSA Standards were perpetual. The company did not claim that it could guarantee that BSBSA would be a perpetual customer. The company did not claim that this non-binding proposal called for immediate adoption.

The company did not cite a precedent of a company skipping a vote on a non-binding declassification proposal for the reasons the company is requesting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Anthem, Inc. (ANTM)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 8, 2015 company request concerning this rule 14a-8 proposal.

It appears that the company implicitly claims that as long as it maintains at least one contract for say $100,000 a year, that mandates a classified board, that it can perpetually prevent shareholders from voting on a non-binding proposal for annual election of each director.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Kathy S. Kiefer <Kathy.Kiefer@anthem.com>

ANTM

[WLP: Rule 14a-8 Proposal, November 23, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

WellPoint is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. WellPoint had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 98407-00001

January 8, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Anthem, Inc. (formerly known as WellPoint, Inc.) (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Illinois Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal or foreign law to which it is subject." As discussed below and for the reasons set forth in the legal opinion provided by Faegre Baker Daniels LLP, the Company's Illinois counsel, attached hereto as Exhibit B (the "Illinois Law Opinion"), we believe that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Illinois law.

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

On numerous occasions, the Staff has permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2) if the proposals would cause the company to violate state law by breaching an existing contract. *See General Electric Co.* (avail. Dec. 31, 2009, *recon. denied* Feb. 24, 2010); *Bank of America Corp.* (avail. Feb. 26, 2008, *recon. denied* Mar. 3, 2008); *Hudson United Bancorp (Recon.)* (avail. Mar. 2, 2005); *NetCurrents, Inc. (Recon.)* (avail. June 1, 2001); *Sensar Corp.* (avail. May 14, 2001); *Whitman Corp.* (avail. Feb. 15, 2000); *BankAmerica Corp.* (avail. Feb. 24, 1999). For example, in *General Electric*, the Staff concurred that the company could exclude a proposal to rescind a contract for the development of cellular assay products using human embryonic stem cells, as rescission would cause a company subsidiary "to breach the [contract] under Delaware law." Similarly, in *Bank of America*, the Staff concurred that the company could exclude from its proxy statement a proposal requesting information about any of the company's compensation consultants because implementation of the proposal would have required the company to breach the confidentiality provisions of its agreement with its consultant at the time and, thus, violate North Carolina law.

The Staff also has concurred with the exclusion under Rule 14a-8(i)(2) of other shareholder proposals that request changes to a company's board structure or composition in contravention of applicable law. For instance, the proposal in *Johnson & Johnson* (avail. Feb. 16, 2012) sought to limit the ability of the board of directors to appoint directors to the compensation committee if such directors received a certain number of "no" or "withhold" votes in a director election. The Staff concurred that the proposal could be excluded because it violated New Jersey law, which provides that decisions regarding committee composition are exclusively left to the board of directors. Likewise, in *Ball Corp.* (avail. Jan. 25, 2010, *recon. denied* Mar. 12, 2010), the Staff concurred that Ball could exclude a proposal asking the company to "take the steps necessary" to declassify its board because doing so would cause Ball to violate Indiana law, which requires certain registered companies to maintain classified boards of directors.

Similarly, implementation of the Proposal would cause the Company to violate Illinois law because the Company's contractual obligations require it to maintain a classified board structure. On November 2, 2001, the Company entered into the Blue Cross License Agreement and the Blue Shield License Agreement (collectively, the "Agreements") with the Blue Cross and Blue Shield Association ("BCBSA"). The Blue Cross License Agreement, as executed on November 2, 2001, is attached to this letter as Exhibit C, and the current version of the Blue Cross License Agreement, as amended through September 19, 2014, is attached as Exhibit D. The Blue Shield License Agreement is substantially similar to the Blue Cross License Agreement. Under Paragraph 4(d) of each of the Agreements, the Company, referred to as the "Plan" in the Agreements, is obligated "to comply with the

Membership Standards Applicable to Regular Members of BCBSA." These Membership Standards are included as Exhibit 2 to the Agreements. Membership Standard No. 1 requires the Plan's board to "ensure that the Plan follows appropriate practices of corporate governance." The Preamble to the Membership Standards provides that "[t]he Regular Member Plans shall have authority to interpret these Standards." Pursuant to the Preamble, the Regular Member Plans, acting as a body, have adopted the Guidelines to Administer Membership Standards Applicable to Regular Members, as amended through September 19, 2014 (the "Guidelines," applicable excerpt attached hereto as Exhibit E), as the authoritative interpretation of the Membership Standards. These Guidelines are binding on the Regular Member Plans, including the Company.[1]

Guideline No. 2.12b to Membership Standard No. 1 provides, in relevant part, that the Company, as a Member Plan operated on a for-profit basis, must include in its articles of incorporation a requirement that its board "be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three year term beginning in a year in which no other class' term begins." *Id.*[2]

---

[1] The Company cannot unilaterally alter the Agreements, the Membership Standards or the Guidelines. In order to amend the Agreements or Membership Standards, a "double three-quarters vote" (approval by 75% of each of the total eligible weighted and unweighted votes of the Plans) is required. Each Plan has one unweighted vote and receives one weighted vote for each $1,000 in dues paid by the Plan. Further, a majority of the BCBSA Board of Directors present and voting is required to amend the Guidelines. The BCBSA Board is comprised of 37 directors (one for each Plan); thus all Anthem companies are represented on the Board by only one director (for Anthem, Inc.).

[2] This requirement is also disclosed on page 31 of the Company's 2013 Form 10-K, which was filed on February 20, 2014:

> Our license agreements with the BCBSA contain certain requirements and restrictions regarding our operations and our use of the Blue Cross and Blue Shield names and marks, including: . . . a requirement that we divide our Board of Directors into three classes serving staggered three-year terms; . . . Failure to comply with the foregoing requirements could result in a termination of the license agreements.

A violation of Guideline No. 2.12b constitutes a violation of Membership Standard No. 1 and, in turn, Paragraph 4(d) of the Agreements. Pursuant to Paragraph 9(a) of each of the Agreements, if the Company fails to comply with Paragraph 4 of the Agreements, the "BCBSA shall have the right to issue a notice that the Plan is in a state of noncompliance," at which time an alternative dispute resolution process would begin. Paragraph 9(a) authorizes the alternative dispute resolution panel "to issue orders for specific performance and assess monetary penalties." If noncompliance continues, then the "BCBSA shall have the right to seek judicial enforcement" of the Agreements under Paragraph 9(a). Ultimately, if the Company's BCBSA licenses are terminated, the Company would no longer be permitted to sell Blue Cross and Blue Shield health insurance products and services. In addition, Paragraph 15(d)(iii) of the Agreements requires the Company to pay a fee to the BCBSA upon termination of the BCBSA licenses, which would amount to approximately $2.6 billion, as described on page 32 of the Company's 2013 Form 10-K:

> Upon termination of a license agreement, the BCBSA would impose a "Re-establishment Fee" upon us, which would allow the BCBSA to "re-establish" a Blue Cross and/or Blue Shield license in the vacated service area. The fee is set at $98.33 per licensed enrollee. As of December 31, 2013 we reported 26.6 million Blue Cross and/or Blue Shield enrollees. If the Re-establishment Fee was applied to our total Blue Cross and/or Blue Shield enrollees, we would be assessed approximately $2.6 billion by the BCBSA.

Paragraph 21 of each of the Agreements provides that the Agreements "shall be governed, construed and interpreted in accordance with the laws of the State of Illinois." The Illinois Law Opinion explains that the failure to comply with any duty imposed under a contract gives rise to a breach of contract under Illinois Law. The Company is required under the Agreements, as discussed above, to maintain a classified board, and, consistent with the terms of the Agreements, Section 6.1 of the Company's Amended and Restated Articles of Incorporation requires the Company to have a classified board. Therefore, as set forth in the Illinois Law Opinion, the Proposal, if implemented, would require the Company to eliminate its classified board structure in breach of its obligations under the Agreements to maintain a classified board, thereby causing a violation of Illinois law.

Accordingly, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Illinois Law Opinion, implementation of the Proposal would cause the Company to violate Illinois law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(2).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Kathleen S. Kiefer, the Company's Vice President, Legal and Corporate Secretary, at (317) 488-6562.

Sincerely,

Amy Goodman

Enclosures

cc: Kathleen S. Kiefer, Anthem, Inc.
John Chevedden

Exhibit A
Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Kathleen S. Kiefer
Corporate Secretary
WellPoint Inc. (WLP)
120 Monument Circle
Indianapolis, IN 46204
PH: 317-488-6000

Dear Ms. Kiefer,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden — November 23, 2014
John Chevedden — Date

FISMA & OMB Memorandum M-07-16

cc: Doug Simpson <Douglas.simpson@wellpoint.com>
Vice President, Investor Relations
FX: 800-499-1583
FX: 317-488-6028

[WLP: Rule 14a-8 Proposal, November 23, 2014]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

WellPoint is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. WellPoint had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***




Kathleen S. Kiefer
Corporate Secretary and Vice President

WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204
Office (317) 488-6562
kathy.kiefer@wellpoint.com

December 2, 2014

VIA OVERNIGHT MAIL AND EMAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of WellPoint, Inc. (the "Company"), which on November 23, 2014 received your shareholder proposal entitled "Elect Each Director Annually" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including November 23, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including November 23, 2014. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 23, 2014, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 120 Monument Circle, Indianapolis IN 46204. Alternatively, you may transmit any response by facsimile to me at (317) 488-6616.

If you have any questions with respect to the foregoing, please contact me at (317) 488-6562. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Kathy Kiefer

Kathy S. Kiefer
Vice President, Legal & Corporate Secretary

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Personal Investing P.O. BOX 770001
CINCINNATI, OH 45277-0045



ANTM
Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▶
To Kathleen Kiefer | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 317-488-6028 | Fax #

December 4, 2014

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

Exhibit B
Illinois Law Opinion

FaegreBD.com

FAEGRE BAKER DANIELS

USA · UK · CHINA

Faegre Baker Daniels LLP
311 South Wacker Drive ▾ Suite 4300
Chicago ▾ Illinois 60606-6622
Phone +1 312 212 6500
Fax +1 312 212 6501

January 8, 2015

Anthem, Inc.
120 Monument Circle
Indianapolis, Indiana 46204

Re: *Shareholder Proposal of John Chevedden*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We have acted as special Illinois counsel to Anthem, Inc. (formerly known as WellPoint, Inc.), an Indiana corporation (the "Company"), in connection with its response to a shareholder proposal (the "Proposal") received from John Chevedden (the "Proponent") for consideration at the Company's 2015 Annual Meeting of Shareholders. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate Illinois law.

In connection with the opinion expressed below, we have examined copies of the following documents, which the Company has supplied to us:

1. The Company's Amended and Restated Articles of Incorporation, dated as of December 2, 2014;

2. The form of Blue Cross License Agreement, by and between Blue Cross Blue Shield Association (the "BCBSA") and the Company, including revisions adopted by the Member Plans through September 19, 2014 and including all exhibits thereto (the "Blue Cross Agreement");

3. The form of Blue Shield License Agreement, by and between BCBSA and the Company, including revisions adopted by the Member Plans through September 19, 2014 and including all exhibits thereto (the "Blue Shield Agreement" and, collectively with the Blue Cross Agreement, the "Agreements");

4. The Guidelines to Administer Membership Standards Applicable to Regular Members, including revisions adopted by the Member Plans through September 19, 2014 (the "Guidelines"); and

5. The Proposal.

For purposes of rendering this opinion:

1. We have assumed that the Company would take only those actions specifically called for by the language of the Proposal as set forth under the caption "Proposal" below;

2. We have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein;

3. We have assumed that each of the documents provided to us has been duly authorized and (if applicable) executed by the parties thereto and constitutes legal, valid and binding obligations, enforceable against such parties in accordance with its respective terms; and

4. We have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein.

Proposal

The Proposal requests that the following resolution be included in the Company's proxy materials for its 2015 Annual Meeting of Shareholders:

"Proposal 4- Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our management is perfectly capable of putting forth a management proposal to completely adopt this proposal topic in one-year, management would nonetheless have the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, adopted this topic in 2012 and 2013. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

Directors Ramiro Peru, Warren Jobe, George Schaefer (our Chairman), William Ryan and Julie Hill each had 11 to 20-years long-tenure which can negatively impact director independence. And these long-tenured directors controlled 52% of the votes on our most important board committees. Elizabeth Tallett and Kerry Clark were potentially overextended with director responsibilities at 4 public companies each.

WellPoint is unfortunately incorporated in Indiana which favors management rights and provides shareholders with a poor level of control. GMI Ratings, an independent investment research firm said Indiana law contains multiple provisions which protect management from hostile takeovers, further diminishing shareholder interests.

Joseph Swedish had $16 million in 2013 Total Summary Pay. Unvested equity pay partially or fully accelerate upon CEO termination. WellPoint had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually- Proposal 4"

Discussion

On November 2, 2001, the Company entered into the Agreements with the BCBSA. Under Paragraph 4(d) of the Agreements, the Company, referred to as the "Plan" in the Agreements, is obligated to "comply with the Membership Standards Applicable to Regular Members of BCBSA." These Membership Standards are included as Exhibit 2 to the Agreements. Membership Standard No. 1 requires the Plan's Board to "ensure that the Plan follows appropriate practices of corporate governance." The Preamble to the Membership Standards provides that "[t]he Regular Member Plans shall have authority to interpret these Standards." In order to effect the authority provided by the Preamble to the Membership Standards, the Regular Member Plans (including the Company), acting as a body, have adopted the Guidelines as the authoritative interpretation of the Membership Standards.

Guideline No. 2.12b provides that the Company, as a Member Plan operated on a for-profit basis, must include in its Articles of Incorporation a requirement that its Board of Directors "be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three year term beginning in a year in which no other class' term begins." Consistent with the terms of the

Agreements, Section 6.1 of the Company's Amended and Restated Articles of Incorporation, dated as of December 2, 2014, state that the Company's "By-Laws shall provide for staggering the terms of the members of the Board of Directors by dividing the total number of Directors into three (3) groups (with each group containing one-third (1/3) of the total, as near as may be) whose terms of office expire at different times." This Guideline 2.12b is consistent with the obligation and the authority given to the Regular Plan Members to interpret the Membership Standards, including with respect to Membership Standard No. 1's corporate governance requirements.

As only one of the Regular Members, the Company does not have sufficient voting power to cause a change to be made to the Guidelines. If the Company is not in compliance with the Guidelines enacted pursuant to the Membership Standards, the Company would be in violation of Paragraph 4(d) of each of the Agreements. Pursuant to Paragraph 9(a) of the Agreements, if the Company violates Paragraph 4 of the Agreements, subject to a 30-day cure period, "BCBSA shall have the right to issue a notice that the Plan is in a state of noncompliance," at which time an alternative dispute resolution process would begin. Paragraph 9(a) of the Agreements authorizes the alternative dispute resolution panel "to issue orders for specific performance and assess monetary penalties." If noncompliance continues, then "BCBSA shall have the right to seek judicial enforcement" of the Agreements.

Paragraph 21 of each Agreement provides that such Agreement "shall be governed, construed and interpreted in accordance with the laws of the State of Illinois." Accordingly, the question of whether a breach of contract would exist would be governed by Illinois law. Under Illinois law, the elements of a cause of action for breach of contract include: (1) the existence of a valid and enforceable contract; (2) performance by the plaintiff; (3) breach of the contract by the defendant; and (4) resultant injury to the plaintiff. *Allstate Insurance Co. v. Winnebago County Fair Association Inc.*, 131 Ill.App.3d 225, 233 (1985). A party's failure to comply with a duty imposed by a contract gives rise to the breach. *Hickox v. Bell*, 195 Ill.App.3d 976, 992 (1990). Failure to perform any term of a contract, no matter how minor, is a breach of contract. *Pacini v. Regopoulos*, 281 Ill.App.3d 274, 278 (1996). If a party fails to perform its duties under a contract, without a valid excuse, that party is liable for a breach of contract, and an appropriate remedy for the breach would be available under law. *Finch v. Illinois Community College Bd.*, 315 Ill.App.3d 831, 836 (2000).

Conclusion

Based on our review of the cases and authorities discussed above and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is our opinion that the implementation of the Proposal would require the Company to unilaterally breach its contractual obligations to maintain a classified Board structure, in violation of Illinois law.

We are rendering no opinion herein as to matters involving the laws of any jurisdiction other than the State of Illinois and this opinion is limited to the effect of the current state of the laws of the State of Illinois. The opinion expressed above is solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written consent. The opinion set forth herein is made as of the date hereof, and we assume no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware after the date hereof of any facts that might change the opinion expressed herein.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By: ______________________
Roger D. Rhoten, Partner

Exhibit C
Blue Cross License Agreement,
as executed on November 2, 2001

BLUE CROSS LICENSE AGREEMENT

(Includes revisions, if any, adopted by Member Plans through their June 15, 2001 meeting)

This agreement by and between Blue Cross and Blue Shield Association ("BCBSA") and The Blue Cross Plan, known as Anthem, Inc. (the "Plan").

Preamble

WHEREAS, the Plan and/or its predecessor(s) in interest (collectively the "Plan") had the right to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") for health care plans in its service area, which was essentially local in nature;

WHEREAS, the Plan was desirous of assuring nationwide protection of the Licensed Marks, maintaining uniform quality controls among Plans, facilitating the provision of cost effective health care services to the public and otherwise benefiting the public;

WHEREAS, to better attain such ends, the Plan and the predecessor of BCBSA in 1972 simultaneously executed the BCA License Agreement (s) and the Ownership Agreement; and

WHEREAS, BCBSA and the Plan desire to supercede said Agreement(s) to reflect their current practices and to assure the continued integrity of the Licensed Marks and of the BLUE CROSS system;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Agreement

1. BCBSA hereby grants to the Plan, upon the terms and conditions of this License Agreement, the right to use BLUE CROSS in its trade and/or corporate name (the "Licensed Name"), and the right to use the Licensed Marks, in the sale, marketing and administration of health care plans and related services in the Service Area set forth and defined in paragraph 5 below. As used herein, health care plans and related services shall include acting as a nonprofit health care plan, a for-profit health care plan, or mutual health insurer operating on a not-for-profit or for-profit basis, under state law; financing access to health care services; providing health care management and administration; administering, but not underwriting, non-health portions of Worker's Compensation insurance; and delivering health care services, except hospital services (as defined in the Guidelines to Membership Standards Applicable to Regular Members).

2. The Plan may use the Licensed Marks and Name in connection with the offering of: a) health care plans and related services in the Service Area through Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1 hereto (the "Controlled Affiliate License Agreement"); and: b) insurance coverages offered by life insurers under the applicable law in the Service Area, other than those which the Plan may offer in its own name, provided through Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1A hereto (the "Controlled Affiliate License Agreement Applicable to Life Insurance Companies") and further provided that the offering of such services does not and will not dilute or tarnish the unique value of the Licensed Marks and Name; and c) administration and underwriting of Workers' Compensation Insurance Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1 hereto (the "Controlled Affiliate License."). As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner that it is subject to the bona fide control of a Plan or Plans and, if the entity meets the standards of subparagraph B but not subparagraph A of this paragraph, the entity, its owners, and persons with authority to select or appoint members or board members, other than a Plan or Plans, have received written approval of BCBSA. Absent written approval by BCBSA of an alternative method of control, bona fide control shall mean that a Plan or Plans authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to this License Agreement(s) with BCBSA, other than such Controlled Affiliate's License Agreement(s), (the "Controlling Plan(s)"), must have:

A. The legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof; (b) to exercise control over the policy and operations of the Controlled Affiliate; (c) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur. In addition, a Plan or Plans directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate; or

B. The legal authority directly or indirectly through wholly-owned subsidiaries (a) to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof; (b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur; (c) to exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Controlling Plan(s). Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by the Controlling Plan(s) before the Controlled Affiliate can:

1. Change its legal and/or trade name;

2. Change the geographic area in which it operates;

3. Change any of the types of businesses in which it engages;

4. Create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business;

5. Sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced;

6. Make any loans or advances except in the ordinary course of business;

7. Enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners of the Controlled Affiliate or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Plan or Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate);

8. Conduct any business other than under the Licensed Marks and Name;

9. Take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks or Names.

In addition, a Plan or Plans directly or indirectly through wholly owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate.

Amended as of June 11, 1998

(The next page is page 3)

3. The Plan may engage in activities not required by BCBSA to be directly licensed through Controlled Affiliates and may indicate its relationship thereto by use of the Licensed Name as a tag line, provided that the engaging in such activities does not and will not dilute or tarnish the unique value of the Licensed Marks and Name and further provided that such tag line use is not in a manner likely to cause confusion or mistake. Consistent with the avoidance of confusion or mistake, each tag line use of the Plan's Licensed Name: (a) shall be in the style and manner specified by BCBSA from time-to-time; (b) shall not include the design service marks; (c) shall not be in a manner to import more than the Plan's mere ownership of the Controlled Affiliate; and (d) shall be restricted to the Service Area. No rights are hereby created in any Controlled Affiliate to use the Licensed Name in its own name or otherwise. At least annually, the Plan shall provide BCBSA with representative samples of each such use of its Licensed Name pursuant to the foregoing conditions.

4. The Plan recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Plan further recognizes that its actions within its Service Area may affect the value of the Licensed Marks and Name nationwide. The Plan agrees (a) to maintain in good standing its membership in BCBSA; (b) promptly to pay its dues to BCBSA, said dues to represent the royalties for this License Agreement; (c) materially to comply with all applicable laws; (d) to comply with the Membership Standards Applicable to Regular Members of BCBSA, a current copy of which is attached as Exhibit 2 hereto; and (e) reasonably to permit BCBSA, upon a written, good faith request and during reasonable business hours, to inspect the Plan's books and records necessary to ascertain compliance herewith. As to other Plans and third parties, BCBSA shall maintain the confidentiality of all documents and information furnished by the Plan pursuant hereto, or pursuant to the Membership Standards, and clearly designated by the Plan as containing proprietary information of the Plan.

5. The rights hereby granted are exclusive to the Plan within the geographical area(s) served by the Plan on June 30, 1972, and/or as to which the Plan has been granted a subsequent license, which is hereby defined as the "Service Area," except that BCBSA reserves the right to use the Licensed Marks in said Service Area, and except to the extent that said Service Area may overlap areas served by one or more other licensed Blue Cross Plans as of said date or subsequent license, as to which overlapping areas the rights hereby granted are nonexclusive as to such other Plan or Plans only.

Amended as of November 20, 1997

6. Except as expressly provided by BCBSA with respect to National Accounts, Government Programs and certain other necessary and collateral uses, the current rules and regulations governing which are attached as Exhibit 3 and Exhibit 4 hereto, or as expressly provided herein, the Plan may not use the Licensed Marks and Name outside the Service Area or in connection with other goods and services, nor may the Plan use the Licensed Marks or Name in a manner which is intended to transfer in the Service Area the goodwill associated therewith to another mark or name. Nothing herein shall be construed to prevent the Plan from engaging in lawful activity anywhere under other marks and names not confusingly similar to the Licensed Marks and Name, provided that engaging in such activity does and will not dilute or tarnish the unique value of the Licensed Marks and Name. In addition to any and all remedies available hereunder, BCBSA may impose monetary fines on the Plan for the Plan's use of the Licensed Marks and Names outside the Service Area provided that the procedure used in imposing a fine is consistent with procedures specifically prescribed by BCBSA from time to time in regulations of general application.

7. The Plan agrees that it will display the Licensed Marks and Name only in such form, style and manner as shall be specifically prescribed by BCBSA from time-to-time in regulations of general application in order to prevent impairment of the distinctiveness of the Licensed Marks and Name and the goodwill pertaining thereto. The Plan shall cause to appear on all materials on or in connection with which the Licensed Marks or Name are used such legends, markings and notices as BCBSA may reasonably request in order to give appropriate notice of service mark or other proprietary rights therein or pertaining thereto.

8. BCBSA agrees that: (a) it will not grant any other license effective during the term of this License Agreement for the use of the Licensed Marks or Name which is inconsistent with the rights granted to the Plan hereunder; and (b) it will not itself use the Licensed Marks in derogation of the rights of the Plan or in a manner to deprive the Plan of the full benefits of this License Agreement. The Plan agrees that it will not attack the title of BCBSA in and to the Licensed Marks or Name or attack the validity of the Licensed Marks or of this License Agreement. The Plan further agrees that all use by it of the Licensed Marks and Name or any similar mark or name shall inure to the benefit of BCBSA, and the Plan shall cooperate with BCBSA in effectuating the assignment to BCBSA of any service mark or trademark registrations of the Licensed Marks or any similar mark or name held by the Plan or a Controlled Affiliate of the Plan, all or any portion of which registration consists of the Licensed Marks.

9. (a). Should the Plan fail to comply with the provisions of paragraphs 2-4, 6, 7 and/or 12, and not cure such failure within thirty (30) days of receiving written notice thereof (or commence curing such failure within such thirty day period and continue diligent efforts to complete the curing of such failure if such curing cannot reasonably be completed within such thirty day period), BCBSA shall have the right to issue a notice that the Plan is in a state of noncompliance. Except as to the termination of a Plan's License Agreement or the merger of two or more Plans, disputes as to noncompliance, and all other disputes between or among BCBSA, the Plan, other Plans and/or Controlled Affiliates, shall be submitted promptly to mediation and mandatory dispute resolution pursuant to the rules and regulations of BCBSA, a current copy of which is attached as Exhibit 5 hereto, and shall be timely presented and resolved. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. If a state of noncompliance as aforesaid is undisputed by the Plan or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the License Agreement. Except, however, as provided in paragraphs 9(d)(iii) and 15(a)(i)-(viii) below, no Plan's license to use the Licensed Marks and Name may be finally terminated for any reason without the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans.

(b). Notwithstanding any other provision of this License Agreement, a Plan's license to use the Licensed Marks and Name may be forthwith terminated by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to Member Plans for: (i) failure to comply with any minimum capital or liquidity requirement under the Membership Standard on Financial Responsibility; or (ii) impending financial insolvency; or (iii) the pendency of any action instituted against the Plan seeking its dissolution or liquidation or its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property of business, unless this License Agreement has been earlier terminated under paragraph 15(a); or (iv) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans and/or the Licensed Marks.

(c). To the extent not otherwise provided therein, neither: (i) the Membership Standards Applicable to Regular Members of BCBSA; nor (ii) the rules and regulations governing National Accounts, Government Programs and certain other uses; nor (iii) the rules and regulations governing mediation and mandatory dispute resolution, may be amended unless and until each such amendment is first adopted by the affirmative vote of three-fourths of the Plans and of three-fourths of the total then current weighted vote of all the Plans.

9. (d). The Plan may operate as a for-profit company on the following conditions:

(i) The Plan shall discharge all responsibilities which it has to the Association and to other Plans by virtue of this Agreement and the Plan's membership in BCBSA.

(ii) The Plan shall not use the licensed Marks and Name, or any derivative thereof, as part of its legal name or any symbol used to identify the Plan in any securities market. The Plan shall use the licensed Marks and Name as part of its trade name within its service area for the sale, marketing and administration of health care and related services in the service area.

(iii) The Plan's license to use the Licensed Marks and Name shall automatically terminate effective: (a) thirty days after the Plan knows, or there is an SEC filing indicating that, any Institutional Investor, has become the Beneficial Owner of securities representing 10% or more of the voting power of the Plan ("Excess Institutional Voter"), unless such Excess Institutional Voter shall cease to be an Excess Institutional Voter prior to such automatic termination becoming effective; (b) thirty days after the Plan knows, or there is an SEC filing indicating that, any Noninstitutional Investor has become the Beneficial Owner of securities representing 5% or more of the voting power of the Plan ("Excess Noninstitutional Voter") unless such Excess Noninstitutional Voter shall cease to be an Excess Noninstitutional Voter prior to such automatic termination becoming effective; (c) thirty days after the Plan knows, or there is an SEC filing indicating that, any Person has become the Beneficial Owner of 20% or more of the Plan's then outstanding common stock or other equity securities which (either by themselves or in combination) represent an ownership interest of 20% or more pursuant to determinations made under paragraph 9(d)(iv) below ("Excess Owner"), unless such Excess Owner shall cease to be an Excess Owner prior to such automatic termination becoming effective; (d) ten business days after individuals who at the time the Plan went public constituted the Board of Directors of the Plan (together with any new directors whose election to the Board was approved by a vote of 2/3 of the directors then still in office who were directors at the time the Plan went public or whose election or nomination was previously so approved) (the "Continuing Directors") cease for any reason to constitute a majority of the Board of Directors; or (e) ten business days after the Plan consolidates with or merges with or into any person or conveys, assigns, transfers or sells all or substantially all of its assets to any person other than a merger in which the Plan is the surviving entity and immediately after which merger, no person is an Excess Institutional Voter, an Excess Noninstitutional Voter or an Excess Owner: provided that, if requested by the affected Plan in a writing received by BCBSA prior to such automatic termination becoming effective, the provisions of this paragraph 9(d)(iii) may be waived, in whole or in part,

Amended as of September 17, 1997

upon the affirmative vote of a majority of the disinterested Plans and a majority of the total then current weighted vote of the disinterested Plans. Any waiver so granted may be conditioned upon such additional requirements (including but not limited to imposing new and independent grounds for termination of this License) as shall be approved by the affirmative vote of a majority of the disinterested Plans and a majority of the total then current weighted vote of the disinterested Plans. If a timely waiver request is received, no automatic termination shall become effective until the later of: (1) the conclusion of the applicable time period specified in paragraphs 9(d)(iii)(a)-(d) above, or (2) the conclusion of the first Member Plan meeting after receipt of such a waiver request.

In the event that the Plan's license to use the Licensed Marks and Name is terminated pursuant to this Paragraph 9(d)(iii), the license may be reinstated in BCBSA's sole discretion if, within 30 days of the date of such termination, the Plan demonstrates that the Person referred to in clause (a), (b) or (c) of the preceding paragraph is no longer an Excess Institutional Voter, an Excess Noninstitutional Voter or an Excess Owner.

(iv) The Plan shall not issue any class or series of security other than (i) shares of common stock having identical terms or options or derivatives of such common stock, (ii) non-voting, non-convertible debt securities or (iii) such other securities as the Plan may approve, provided that BCBSA receives notice at least thirty days prior to the issuance of such securities, including a description of the terms for such securities, and BCBSA shall have the authority to determine how such other securities will be counted in determining whether any Person is an Excess Institutional Voter, Excess Noninstitutional Voter or an Excess Owner.

(v) For purposes of paragraph 9(d)(iii), the following definitions shall apply:

(a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and in effect on November 17, 1993 (the "Exchange Act").

(b) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or (B) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) relating to the acquisition, holding, voting (except to the extent contemplated by the proviso to (b)(ii)(B) above) or disposing of any securities of the Plan.

Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Plan, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

(c) A Person shall be deemed an "Institutional Investor" if (but only if) such Person (i) is an entity or group identified in the SEC's Rule 13d-1(b)(1)(ii) as constituted on June 1, 1997, and (ii) every filing made by such Person with the SEC under Regulation 13D-G (or any successor Regulation) with respect to such Person's Beneficial Ownership of Plan securities shall have contained a certification identical to the one required by item 10 of SEC Schedule 13G as constituted on June 1, 1997.

Amended as of September 17, 1997

(d) "Noninstitutional Investor" means any Person who is not an Institutional Investor.

(e)"Person" shall mean any individual, firm, partnership, corporation, trust, association, joint venture or other entity, and shall include any successor (by merger or otherwise) of such entity.

Amended as of September 17, 1997

(The next page is page 6)

10. This License Agreement shall remain in effect: (a) until terminated as provided herein; or (b) until this and all such other License Agreements are terminated by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans; (c) until terminated by the Plan upon six (6) months written notice to BCBSA.

11. Except as otherwise provided in paragraph 15 below or by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans, or unless this and all such other License Agreements are simultaneously terminated by force of law, the termination of this License Agreement for any reason whatsoever shall cause the reversion to BCBSA of all rights in and to the Licensed Marks and Name, and the Plan agrees that it will promptly discontinue all use of the Licensed Marks and Name, will not use them thereafter, and will promptly, upon written notice from BCBSA, change its corporate name so as to eliminate the Licensed Name therefrom.

12. The license hereby granted to Plan to use the Licensed Marks and Name is and shall be personal to the Plan so licensed and shall not be assignable by any act of the Plan, directly or indirectly, without the written consent of BCBSA. Said license shall not be assignable by operation of law, nor shall Plan mortgage or part with possession or control of this license or any right hereunder, and the Plan shall have no right to grant any sublicense to use the Licensed Marks and Name.

13. BCBSA shall maintain appropriate service mark registrations of the Licensed Marks and BCBSA shall take such lawful steps and proceedings as may be necessary or proper to prevent use of the Licensed Marks by any person who is not authorized to use the same. Any actions or proceedings undertaken by BCBSA under the provisions of this paragraph shall be at BCBSA's sole cost and expense. BCBSA shall have the sole right to determine whether or not any legal action shall be taken on account of unauthorized use of the Licensed Marks, such right not to be unreasonably exercised. The Plan shall report any unlawful usage of the Licensed Marks to BCBSA in writing and agrees, free of charge, to cooperate fully with BCBSA's program of enforcing and protecting the service mark rights, trade name rights and other rights in the Licensed Marks.

14. The Plan hereby agrees to save, defend, indemnify and hold BCBSA and any other Plan(s) harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise exclusively and directly as a result of the activities of the Plan. BCBSA hereby agrees to save, defend, indemnify and hold the Plan and any other Plan(s) harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise exclusively and directly as a result of the activities of BCBSA.

15. (a). This Agreement shall automatically terminate upon the occurrence of any of the following events: (i) a voluntary petition shall be filed by the Plan or by BCBSA seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against the Plan or BCBSA seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by the Plan or BCBSA or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Plan or BCBSA respectively, or (iii) an order for relief is entered against the Plan or BCBSA in any case under the bankruptcy laws of the United States, or the Plan or BCBSA is adjudged bankrupt or insolvent (as that term is defined in the Uniform Commercial Code as enacted in the state of Illinois) by any court of competent jurisdiction, or (iv) the Plan or BCBSA makes a general assignment of its assets for the benefit of creditors, or (v) the Department of Insurance or other regulatory agency assumes control of the Plan or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by the Plan or BCBSA seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against the Plan or BCBSA seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by the Plan or BCBSA or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Plan or BCBSA respectively, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of the Plan's or BCBSA's property or business is appointed, or the Plan or BCBSA is ordered dissolved or liquidated, or (ix) the Plan shall fail to pay its dues and shall not cure such failure within thirty (30) days of receiving written notice thereof. Notwithstanding any other provision of this Agreement, a declaration or a request for declaration of the existence of a trust over any of the Plan's or BCBSA's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 15(a)(vii) and (viii) of this Agreement.

Amended March 12, 1998

(b). BCBSA, or the Plans (as provided and in addition to the rights conferred in Paragraph 10(b) above), may terminate this Agreement immediately upon written notice upon the occurrence of either of the following events: (a) the Plan or BCBSA becomes insolvent (as that term is defined in the Uniform Commercial Code enacted in the state of Illinois), or (b) any final judgment against the Plan or BCBSA remains unsatisfied or unbonded of record for a period of sixty (60) days or longer.

(c). If this License Agreement is terminated as to BCBSA for any reason stated in subparagraphs 15(a) and (b) above, the ownership of the Licensed Marks shall revert to each of the Plans.

(d). Upon termination of this License Agreement or any Controlled Affiliate License Agreement of a Larger Controlled Affiliate, as defined in Exhibit 1 to this License Agreement:

(i) The terminated entity shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the terminated entity or its Controlled Affiliates under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA. This notice shall be mailed within 15 days after termination or, if termination is pursuant to paragraph 10(d) of this Agreement, within 15 days after the written notice to BCBSA described in paragraph 10(d).

(ii) The terminated entity shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the terminated entity is involved (in a Control, Participating or Servicing capacity), identifying the national account and the terminated entity's role therein. For those accounts where the terminated entity is the Control Plan, the Plan must also indicate the Participating and Servicing Plans in the national account syndicate.

Amended as of September 19, 1996

(iii) Unless the cause of termination is an event stated in paragraph 15(a) or (b) above respecting BCBSA, the Plan and its Licensed Controlled Affiliates shall be jointly liable for payment to BCBSA of an amount equal to $25 multiplied by the number of Licensed Enrollees of the terminated entity and its Licensed Controlled Affiliates; provided that if any other Plan is permitted by BCBSA to use marks or names licensed by BCBSA in the Service Area established by this Agreement, the payment shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the terminated entity and its Licensed Controlled Affiliates and the denominator of which is the total number of Licensed Enrollees in the Service Area. Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (a) the end of the last fiscal year of the terminated entity which ended prior to termination or (b) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph (d)(iii) shall be due only to the extent that, in BCBSA's opinion, it does not cause the net worth of the Plan to fall below 100% of the capital benchmark formula or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this sub paragraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans), measured as of the date of termination and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plan or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage.

Amended as of November 19, 1998

(iv) BCBSA shall have the right to audit the books and records of the terminated entity and its Licensed Controlled Affiliates to verify compliance with this paragraph 15(d).

(v) As to a breach of 15 (d) (i), (ii), (iii) or (iv), the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 15 (d) (i), (ii) or (iv) by the Plan, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

(e). BCBSA shall be entitled to enjoin the Plan or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this License Agreement unless the License Agreement has been terminated pursuant to paragraph 10 (d) of this Agreement upon the required six (6) month written notice.

(f). BCBSA acknowledges that it is not the owner of assets of the Plan.

16. This Agreement supersedes any and all other agreements between the parties with respect to the subject matter herein, and contains all of the covenants and agreements of the parties as to the licensing of the Licensed Marks and Name. This Agreement may be amended only by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

17. If any provision or any part of any provision of this Agreement is judicially declared unlawful, each and every other provision, or any part of any provision, shall continue in full force and effect notwithstanding such judicial declaration.

18. No waiver by BCBSA or the Plan of any breach or default in performance on the part of BCBSA or the Plan or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

19a. All notices provided for hereunder shall be in writing and shall be sent in duplicate by regular mail to BCBSA or the Plan at the address currently published for each by BCBSA and shall be marked respectively to the attention of the President and, if any, the General Counsel, of BCBSA or the Plan.

19b. Except as provided in paragraphs 9(b), 9(d)(iii), 15(a), and 15(b) above, this Agreement may be terminated for a breach only upon at least 30 days' written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to the Member Plans.

19c. For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless six (6) or more Plans fail to cast weighted votes in favor of the question.

(The next page is page 9)

20. Nothing herein contained shall be construed to constitute the parties hereto as partners or joint venturers, or either as the agent of the other, and Plan shall have no right to bind or obligate BCBSA in any way, nor shall it represent that it has any right to do so. BCBSA shall have no liability to third parties with respect to any aspect of the business, activities, operations, products, or services of the Plan.

21. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed, effective as of the date of last signature written below.

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By Scott P. Serota

Scott P. Serota

Title President & CEO

Date 11/02/01

Anthem, Inc.

By Larry C. Glasscock

Larry C. Glasscock,

Title President & CEO

Date November 2, 2001

EXHIBIT 1

BLUE CROSS
CONTROLLED AFFILIATE LICENSE AGREEMENT
(Includes revisions adopted by Member Plans through their June 15, 2001 meeting)

This Agreement by and among Blue Cross and Blue Shield Association ("BCBSA") and _______ ("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan(s), known as _________ ("Plan"), which is also a Party signatory hereto.

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, Plan and Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name");

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. **GRANT OF LICENSE**

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to Controlled Affiliate the right to use the Licensed Marks and Name in connection with, and only in connection with: (i) health care plans and related services, as defined in BCBSA's License Agreement with Plan, and administering the non-health portion of workers' compensation insurance, and (ii) underwriting the indemnity portion of workers' compensation insurance, provided that Controlled Affiliate's total premium revenue comprises less than 15 percent of the sponsoring Plan's net subscription revenue.

This grant of rights is non-exclusive and is limited to the Service Area served by the Plan. Controlled Affiliate may use the Licensed Marks and Name in its legal name on the following conditions: (i) the legal name must be approved in advance, in writing, by BCBSA; (ii) Controlled Affiliate shall not do business outside the Service Area under any name or mark; and (iii) Controlled Affiliate shall not use the Licensed Marks and Name, or any derivative thereof, as part of any name or symbol used to identify itself in any securities market. Controlled Affiliate may use the Licensed Marks and Name in its Trade Name only with the prior, written, consent of BCBSA.

2. **QUALITY CONTROL**

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in connection with the licensed services and further agrees to be bound by the conditions regarding quality control shown in attached Exhibit A as they may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees to comply with all applicable federal, state and local laws.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by Plan or by BCBSA) a report or reports to Plan and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of this paragraph and the attached Exhibit A.

D. Controlled Affiliate agrees that Plan and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

E. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner, that it meets the following requirements:

(1) A Plan or Plans authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to separate License Agreement(s) with BCBSA, other than such Controlled Affiliate's License Agreement(s), (the "Controlling Plan(s)"), must have the legal authority directly or indirectly through wholly-owned subsidiaries to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof and to:

(a) prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur;

(b) exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Controlling Plan(s); and

Notwithstanding anything to the contrary in (a) through (b) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by the Controlling Plan(s) before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates;

(iii) change any of the type(s) of businesses in which it engages;

(iv) create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business;

(v) sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced;

(vi) make any loans or advances except in the ordinary course of business;

(vii) enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Plan or Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate);

(viii) conduct any business other than under the Licensed Marks and Name;

(ix) take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, a Plan or Plans directly or indirectly through wholly owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate.

Or

(2) A Plan or Plans authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to separate License Agreement(s) with BCBSA, other than such Controlled Affiliate's License Agreement(s), (the "Controlling Plan(s)"), have the legal authority directly or indirectly through wholly-owned subsidiaries to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof and to:

(a) prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur;
(b) exercise control over the policy and operations of the Controlled Affiliate.

In addition, a Plan or Plans directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate.

3. SERVICE MARK USE

A. Controlled Affiliate recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Controlled Affiliate further recognizes that its actions within its Service Area may affect the value of the Licensed Marks and Name nationwide.

B. Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks and Name, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks and Name and shall comply with such rules (generally applicable to Controlled Affiliates licensed to use the Licensed Marks and Name) relative to service mark use, as are issued from time-to-time by BCBSA. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks and Name by Controlled Affiliate shall inure to the benefit of BCBSA.

C. Controlled Affiliate may not directly or indirectly use the Licensed Marks and Name in a manner that transfers or is intended to transfer in the Service Area the goodwill associated therewith to another mark or name, nor may Controlled Affiliate engage in activity that may dilute or tarnish the unique value of the Licensed Marks and Name.

D. If Controlled Affiliate meets the standards of 2E(1) but not 2E(2) above and any of Controlled Affiliate's advertising or promotional material is reasonably determined by BCBSA and/or the Plan to be in contravention of rules and regulations governing the use of the Licensed Marks and Name, Controlled Affiliate shall for ninety (90) days thereafter obtain prior approval from BCBSA of advertising and promotional efforts using the Licensed Marks and Name, approval or disapproval thereof to be forthcoming within five (5) business days of receipt of same by BCBSA or its designee. In all advertising and promotional efforts, Controlled Affiliate shall observe the Service Area limitations applicable to Plan.

E. Controlled Affiliate shall use its best efforts in the Service Area to promote and build the value of the Licensed Marks and Name.

4. SUBLICENSING AND ASSIGNMENT

Controlled Affiliate shall not, directly or indirectly, sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the sole option of Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. INFRINGEMENT

Controlled Affiliate shall promptly notify Plan and Plan shall promptly notify BCBSA of any suspected acts of infringement, unfair competition or passing off that may occur in relation to the Licensed Marks and Name. Controlled Affiliate shall not be entitled to require Plan or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to Plan and BCBSA, without charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks and Name by BCBSA.

6. LIABILITY INDEMNIFICATION

Controlled Affiliate and Plan hereby agree to save, defend, indemnify and hold BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description (except those arising solely as a result of BCBSA's negligence) that may arise as a result of or related to Controlled Affiliate's rendering of services under the Licensed Marks and Name.

7. LICENSE TERM

A. Except as otherwise provided herein, the license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods unless terminated pursuant to the provisions herein.

B. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that Plan ceases to be authorized to use the Licensed Marks and Name.

C. Notwithstanding any other provision of this Agreement, this license to use the Licensed Marks and Name may be forthwith terminated by the Plan or the affirmative vote of the majority of the Board of Directors of BCBSA present and voting at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to the Board for: (1) failure to comply with any applicable minimum capital or liquidity requirement under the quality control standards of this Agreement; or (2) failure to comply with the "Organization and Governance" quality control standard of this Agreement; or (3) impending financial insolvency; or (4) for a Smaller Controlled Affiliate (as defined in Exhibit A), failure to comply with any of the applicable requirements of Standards 2, 3, 4, 5 or 7 of attached Exhibit A; or (5) the pendency of any action instituted against the Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property or business, unless this Controlled Affiliate License Agreement has been earlier terminated under paragraph 7(e); or (6) failure by a Controlled Affiliate that meets the standards of 2E(1) but not 2E(2) above to obtain BCBSA's written consent to a change in the identity of any owner, in the extent of ownership, or in the identity of any person or entity with the authority to select or appoint members or board members, provided that as to publicly traded Controlled Affiliates this provision shall apply only if the change affects a person or entity that owns at least 5% of the Controlled Affiliate's stock before or after the change; or (7) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans, any other licensee including Controlled Affiliate and/or the Licensed Marks and Name.

D. Except as otherwise provided in Paragraphs 7(B), 7(C) or 7(E) herein, should Controlled Affiliate fail to comply with the provisions of this Agreement and not cure such failure within thirty (30) days of receiving written notice thereof (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period) BCBSA or the Plan shall have the right to issue a notice that the Controlled Affiliate is in a state of noncompliance. If a state of noncompliance as aforesaid is undisputed by the Controlled Affiliate or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the Agreement or to issue a notice of termination thereof. Notwithstanding any other provisions of this Agreement, any disputes as to the termination of this License pursuant to Paragraphs 7(B), 7(C) or 7(E) of this Agreement shall not be subject to mediation and mandatory dispute resolution. All other disputes between BCBSA, the Plan and/or Controlled Affiliate shall be submitted promptly to mediation and mandatory dispute resolution. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. Except, however, as provided in Paragraphs 7(B) and 7(E) of this Agreement, this license to use the Licensed Marks and Name may not be finally terminated for any reason without the affirmative vote of a majority of the present and voting members of the Board of Directors of BCBSA.

E. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

(1) Controlled Affiliate shall no longer comply with item 2(E) above;

(2) Appropriate dues, royalties and other payments for Controlled Affiliate pursuant to paragraph 9 hereof, which are the royalties for this License Agreement, are more than sixty (60) days in arrears to BCBSA; or

(3) Any of the following events occur: (i) a voluntary petition shall be filed by Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by Controlled Affiliate or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Controlled Affiliate, or (iii) an order for relief is entered against Controlled Affiliate in any case under the bankruptcy laws of the United States, or Controlled Affiliate is adjudged bankrupt or insolvent as those terms are defined in the Uniform Commercial Code as enacted in the State of Illinois by any court of competent jurisdiction, or (iv) Controlled Affiliate makes a general assignment of its assets for the benefit of creditors, or (v) the Department of Insurance or other regulatory agency assumes control of Controlled Affiliate or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by Controlled Affiliate or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Controlled Affiliate, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of Controlled Affiliate's property or business is appointed or the Controlled Affiliate is ordered dissolved or liquidated. Notwithstanding any other provision of this Agreement,

a declaration or a request for declaration of the existence of a trust over any of the Controlled Affiliate's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 7(e)(3)(vii) and (viii) of this Agreement.

F. Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks and Name, including any use in its trade name.

G. Upon termination of this Agreement, Controlled Affiliate shall immediately notify all of its customers that it is no longer a licensee of BCBSA and, if directed by the Association's Board of Directors, shall provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in a form approved by BCBSA. The BCBSA shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

H. In the event this Agreement terminates pursuant to 7(b) hereof, or in the event the Controlled Affiliate is a Larger Controlled Affiliate (as defined in Exhibit A), upon termination of this Agreement, the provisions of Paragraph 7.G. shall not apply and the following provisions shall apply:

(1) The Controlled Affiliate shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the Controlled Affiliate under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA. This notice shall be mailed within 15 days after termination.

(2) The Controlled Affiliate shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the Controlled Affiliate is involved (in a control, participating or servicing capacity), identifying the national account and the Controlled Affiliate's role therein.

(3) Unless the cause of termination is an event respecting BCBSA stated in paragraph 15(a) or (b) of the Plan's license agreement with BCBSA to use the Licensed Marks and Name, the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates of the Plan shall be jointly liable for payment to BCBSA of an amount equal to $25 multiplied by the number of Licensed Enrollees of the Controlled Affiliate; provided that if any other Plan is permitted by BCBSA to use marks or names licensed by BCBSA in the Service Area

established by this Agreement, the payment shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates and the denominator of which is the total number of Licensed Enrollees in the Service Area. Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (i) the end of the last fiscal year of the terminated entity which ended prior to termination or (ii) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph H. (3) shall be due only to the extent that, in BCBSA's opinion, it does not cause the net worth of the Controlled Affiliate, the Plan or any other Licensed Controlled Affiliates of the Plan to fall below 100% of the capital benchmark formula, or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this sub paragraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans); measured as of the date of termination, and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plans or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage.

(4) BCBSA shall have the right to audit the books and records of the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates of the Plan to verify compliance with this paragraph 7.H.

(5) As to a breach of 7.H.(1), (2), (3) or (4), the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 7.H.(1), (2) or (4) by the Controlled Affiliate, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

I. In the event the Controlled Affiliate is a Smaller Controlled Affiliate (as defined in Exhibit A), the Controlled Affiliate agrees to be jointly liable for the amount described in H.3. hereof upon termination of the BCBSA license agreement of any Larger Controlled Affiliate of the Plan.

J. BCBSA shall be entitled to enjoin the Controlled Affiliate or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this Agreement unless the Plan's license from BCBSA to use the Licensed Marks and Names has been terminated pursuant to 10(d) of the Plan's license agreement upon the required 6 month written notice.

K. BCBSA acknowledges that it is not the owner of assets of the Controlled Affiliate.

L. In the event that the Plan has more than 50 percent voting control of the Controlled Affiliate under Paragraph 2(E)(2) above and is a Larger Controlled Affiliate (as defined in Exhibit A), then the vote called for in Paragraphs 7(C) and 7(D) above shall require the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans.

8. DISPUTE RESOLUTION

The parties agree that any disputes between them or between or among either of them and one or more Plans or Controlled Affiliates of Plans that use in any manner the Blue Cross and Blue Cross Marks and Name are subject to the Mediation and Mandatory Dispute Resolution process attached to and made a part of Plan's License from BCBSA to use the Licensed Marks and Name as Exhibits 5, 5A and 5B as amended from time-to-time, which documents are incorporated herein by reference as though fully set forth herein.

9. LICENSE FEE

Controlled Affiliate will pay to BCBSA a fee for this License determined pursuant to the formula(s) set forth in Exhibit B.

10. JOINT VENTURE

Nothing contained in the Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between Plan and Controlled Affiliate or between either and BCBSA.

Amended as of March 11, 1999

11. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

12. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

13. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such findings shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

14. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless six (6) or more Plans fail to cast weighted votes in favor of the question.

Amended as of June 16, 2000

THIS PAGE IS INTENTIONALLY BLANK.

15. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

16. HEADINGS

The headings inserted in this agreement are for convenience only and shall have no bearing on the interpretation hereof.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed and effective as of the date of last signature written below.

Controlled Affiliate:

By:________________________________

Date:________________________________

Plan:

By:________________________________

Date:________________________________

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:________________________________

Date:________________________________

EXHIBIT A

CONTROLLED AFFILIATE LICENSE STANDARDS
June 2001

PREAMBLE

The standards for licensing Controlled Affiliates are established by BCBSA and are subject to change from time-to-time upon the affirmative vote of three-fourths (3/4) of the Plans and three-fourths (3/4) of the total weighted vote. Each licensed Plan is required to use a standard Controlled Affiliate license form provided by BCBSA and to cooperate fully in assuring that the licensed Controlled Affiliate maintains compliance with the license standards.

The Controlled Affiliate License provides a flexible vehicle to accommodate the potential range of health and workers' compensation related products and services Plan Controlled Affiliates provide. The Controlled Affiliate License collapses former health Controlled Affiliate licenses (HCC, HMO, PPO, TPA, and IDS) into a single license using the following business-based criteria to provide a framework for license standards:

- Percent of Controlled Affiliate controlled by parent: Greater than 50 percent or 50 percent?
- Risk assumption: yes or no?
- Medical care delivery: yes or no?
- Size of the Controlled Affiliate: If the Controlled Affiliate has health or workers' compensation administration business, does such business constitute 15 percent or more of the parent's and other licensed health subsidiaries' contract enrollment?

EXHIBIT A (continued)

For purposes of definition:

- A "smaller Controlled Affiliate:" (1) comprises less than fifteen percent (15%) of Plan's and its licensed Controlled Affiliates' total contract enrollment (as reported on the BCBSA Quarterly Enrollment Report, excluding rider and freestanding coverage, and treating an entity seeking licensure as licensed);* or (2) underwrites the indemnity portion of workers' compensation insurance and has total premium revenue less than 15 percent of the sponsoring Plan's net subscription revenue.
- A "larger Controlled Affiliate" comprises fifteen percent (15%) or more of Plan's and its licensed Controlled Affiliates' total contract enrollment (as reported on the BCBSA Quarterly Enrollment Report, excluding rider and freestanding coverage, and treating an entity seeking licensure as licensed.)*

Changes in Controlled Affiliate status:

If any Controlled Affiliate's status changes regarding: its Plan ownership level, its risk acceptance or direct delivery of medical care, the Controlled Affiliate shall notify BCBSA within thirty (30) days of such occurrence in writing and come into compliance with the applicable standards within six (6) months.

If a smaller Controlled Affiliate's health and workers' compensation administration business reaches or surpasses fifteen percent (15%) of the total contract enrollment of the Plan and licensed Controlled Affiliates, the Controlled Affiliate shall:

EXHIBIT A (continued)

1. Within thirty (30) days, notify BCBSA of this fact in writing, including evidence that the Controlled Affiliate meets the minimum liquidity and capital (BCBSA "Managed Care Organizations Risk-Based Capital (MCO-RBC)" as defined by the NAIC and state-established minimum reserve) requirements of the larger Controlled Affiliate Financial Responsibility standard; and

2. Within six (6) months after reaching or surpassing the fifteen percent (15%) threshold, demonstrate compliance with all license requirements for a larger Controlled Affiliate.

If a Controlled Affiliate that underwrites the indemnity portion of workers' compensation insurance receives a change in rating or proposed change in rating, the Controlled Affiliate shall notify BCBSA within 30 days of notification by the external rating agency.

*For purposes of this calculation,

The numerator equals:

Applicant Controlled Affiliate's contract enrollment, as defined in BCBSA's Quarterly Enrollment Report (excluding rider and freestanding coverage).

The denominator equals:

Numerator PLUS Plan and all other licensed Controlled Affiliates' contract enrollment, as reported in BCBSA's Quarterly Enrollment Report (excluding rider and freestanding coverage).

Amended November 16, 2000

EXHIBIT A (continued)

STANDARDS FOR LICENSED CONTROLLED AFFILIATES

As described in Preamble section of Exhibit A to the Affiliate License Agreement, each controlled affiliate seeking licensure must answer four questions. Depending on the controlled affiliate's answers, certain standards apply:

1. What percent of the controlled affiliate is controlled by the parent Plan?

More than 50%	50%	100% and Primary Business is Government Non-Risk
⇩	⇩	⇩
Standard 1A, 4	Standard 1B, 4	Standard 4*, 10A

* Applicable only if using the names and marks.

IN ADDITION,

2. Is risk being assumed?

Yes	Yes	Yes	No	No	No
Controlled Affiliate underwrites any indemnity portion of workers' compensation insurance	Controlled Affiliate comprises < 15% of total contract enrollment of Plan and its licensed affiliates, and does not underwrite the indemnity portion of workers' compensation insurance	Controlled Affiliate comprises ≥ 15% of total contract enrollment of Plan and its licensed affiliates, and does not underwrite the indemnity portion of workers' compensation insurance	Controlled Affiliate comprises < 15% of total contract enrollment of Plan and its licensed affiliates	Controlled Affiliate comprises ≥ 15% of total contract enrollment of Plan and its licensed affiliates	Controlled Affiliate's Primary Business is Government Non-Risk
⇩	⇩	⇩	⇩	⇩	⇩
Standards 7A-7E	Standard 2 (Guidelines 1.1,1.2)	Standard 6H	Standard 2 (Guidelines 1.1,1.3)	Standard 6H	Standard 10B

IN ADDITION,

3. Is medical care being directly provided?

Yes	No
⇩	⇩
Standard 3A	Standard 3B

IN ADDITION,

4. If the controlled affiliate has health or workers' compensation administration business, does such business comprise 15% or more of the total contract enrollment of Plan and its licensed controlled affiliates?

Yes	No	No	No
	Controlled Affiliate is a former primary licensee	Controlled Affiliate is not a former primary licensee	Controlled Affiliate's Primary Business is Government Non-Risk
⇩	⇩	⇩	⇩
Standards 6A-6I	Standards 5,8,9	Standards 5,8	Standards 8, 10(C)

EXHIBIT A (continued)

Standard 1 - Organization and Governance

1A.) The Standard for more than 50% Plan control is:

A Controlled Affiliate shall be organized and operated in such a manner that a licensed Plan or Plans authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to separate License Agreement(s) with BCBSA, other than such Controlled Affiliate's License Agreement(s), (the "Controlling Plan(s)"), have the legal authority, directly or indirectly through wholly-owned subsidiaries: 1) to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof; and 2) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur; and 3) to exercise control over the policy and operations of the Controlled Affiliate. In addition, a Plan or Plans directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate.

1B.) The Standard for 50% Plan control is:

A Controlled Affiliate shall be organized and operated in such a manner that a licensed Plan or Plans authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to separate License Agreement(s) with BCBSA, other than such Controlled Affiliate's License Agreement(s), (the "Controlling Plan(s)"), have the legal authority, directly or indirectly through wholly-owned subsidiaries:

1) to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof ; and

2) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plan(s) do(es) not concur; and

3) to exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Controlling Plan(s).

Notwithstanding anything to the contrary in 1) through 3) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by the Controlling Plan(s) before the Controlled Affiliate can:

- o change the geographic area in which it operates
- o change its legal and/or trade names
- o change any of the types of businesses in which it engages
- o create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business
- o sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced
- o make any loans or advances except in the ordinary course of business
- o enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Plan or Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate)
- o conduct any business other than under the Licensed Marks and Name
- o take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, a Plan or Plans directly or indirectly through wholly-owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate.

EXHIBIT A (continued)

Standard 2 - Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers. If a risk-assuming Controlled Affiliate ceases operations for any reason, Blue Cross and/or Blue Cross Plan coverage will be offered to all Controlled Affiliate subscribers without exclusions, limitations or conditions based on health status. If a nonrisk-assuming Controlled Affiliate ceases operations for any reason, sponsoring Plan(s) will provide for services to its (their) customers.

Standard 3 - State Licensure/Certification

3A.) The Standard for a Controlled Affiliate that employs, owns or contracts on a substantially exclusive basis for medical services is:

A Controlled Affiliate shall maintain unimpaired licensure or certification for its medical care providers to operate under applicable state laws.

3B.) The Standard for a Controlled Affiliate that does not employ, own or contract on a substantially exclusive basis for medical services is:

A Controlled Affiliate shall maintain unimpaired licensure or certification to operate under applicable state laws.

Standard 4 - Certain Disclosures

A Controlled Affiliate shall make adequate disclosure in contracting with third parties and in disseminating public statements of 1) the structure of the Blue Cross and Blue Shield System; and 2) the independent nature of every licensee; and 3) the Controlled Affiliate's financial condition.

Standard 5 - Reports and Records for Certain Smaller Controlled Affiliates

For a smaller Controlled Affiliate that does not underwrite the indemnity portion of workers' compensation insurance, the Standard is:

EXHIBIT A (continued)

A Controlled Affiliate and/or its licensed Plan(s) shall furnish, on a timely and accurate basis, reports and records relating to these Standards and the License Agreements between BCBSA and Controlled Affiliate.

Standard 6 - Other Standards for Larger Controlled Affiliates

Standards 6(A) - (I) that follow apply to larger Controlled Affiliates.

Standard 6(A): Board of Directors

A Controlled Affiliate Governing Board shall act in the interest of its Corporation in providing cost-effective health care services to its customers. A Controlled Affiliate shall maintain a governing Board, which shall control the Controlled Affiliate, composed of a majority of persons other than providers of health care services, who shall be known as public members. A public member shall not be an employee of or have a financial interest in a health care provider, nor be a member of a profession which provides health care services.

Standard 6(B): Responsiveness to Customers

A Controlled Affiliate shall be operated in a manner responsive to customer needs and requirements.

Standard 6(C): Participation in National Programs

A Controlled Affiliate shall effectively and efficiently participate in each national program as from time to time may be adopted by the Member Plans for the purposes of providing portability of membership between the licensees and ease of claims processing for customers receiving benefits outside of the Controlled Affiliate's Service Area.

Such programs are applicable to licensees, and include:

1. Transfer Program;

2. BlueCard Program;

EXHIBIT A (continued)

3. Inter-Plan Teleprocessing System (ITS); and

4. Electronic Claims Routing Process.

Standard 6(D): Financial Performance Requirements

In addition to requirements under the national programs listed in Standard 6C: Participation in National Programs, a Controlled Affiliate shall take such action as required to ensure its financial performance in programs and contracts of an inter-licensee nature or where BCBSA is a party.

Standard 6(E): Cooperation with Plan Performance Response Process

A Controlled Affiliate shall cooperate with BCBSA's Board of Directors and its Plan Performance and Financial Standards Committee in the administration of the Plan Performance Response Process and in addressing Controlled Affiliate performance problems identified thereunder.

Standard 6(F): Independent Financial Rating

A Controlled Affiliate shall obtain a rating of its financial strength from an independent rating agency approved by BCBSA's Board of Directors for such purpose.

Standard 6(G): Best Efforts

During each year, a Controlled Affiliate shall use its best efforts in the designated Service Area to promote and build the value of the Blue Cross Mark.

Standard 6(H): Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Amended March 10, 2000

EXHIBIT A (continued)

Standard 6(I): Reports and Records

A Controlled Affiliate shall furnish to BCBSA on a timely and accurate basis reports and records relating to compliance with these Standards and the License Agreements between BCBSA and Controlled Affiliate. Such reports and records are the following:

A) BCBSA Controlled Affiliate Licensure Information Request; and

B) Biennial trade name and service mark usage material, including disclosure material; and

C) Changes in the ownership and governance of the Controlled Affiliate, including changes in its charter, articles of incorporation, or bylaws, changes in a Controlled Affiliate's Board composition, or changes in the identity of the Controlled Affiliate's Principal Officers, and changes in risk acceptance, contract growth, or direct delivery of medical care; and

D) Quarterly Financial Report, Semi-annual "Managed Care Organizations Risk-Based Capital (MCO-RBC) Report"as defined by the NAIC, Annual Financial Forecast, Annual Certified Audit Report, Insurance Department Examination Report, Annual Statement filed with State Insurance Department (with all attachments), and

E) Quarterly Enrollment Report, Semi-Annual Benefit Cost Management Report.

Amended November 16, 2000

EXHIBIT A (continued)

Standard 6(J): Control by Unlicensed Entities Prohibited

No Controlled Affiliate shall cause or permit an entity other than a Plan or a Licensed Controlled Affiliate thereof to obtain control of the Controlled Affiliate or to acquire a substantial portion of its assets related to licensable services.

Standard 7 - Other Standards for Risk-Assuming Workers' Compensation Controlled Affiliates

Standards 7(A) - (E) that follow apply to Controlled Affiliates that underwrite the indemnity portion of workers' compensation insurance.

Standard 7 (A): Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Standard 7(B): Reports and Records

A Controlled Affiliate shall furnish, on a timely and accurate basis, reports and records relating to compliance with these Standards and the License Agreements between BCBSA and the Controlled Affiliate. Such reports and records are the following:

A. BCBSA Controlled Affiliate Licensure Information Request; and

B. Biennial trade name and service mark usage materials, including disclosure materials; and

C. Annual Certified Audit Report, Annual Statement as filed with the State Insurance Department (with all attachments), Annual NAIC's Risk-Based Capital Worksheets for Property and Casualty Insurers, Annual Financial Forecast; and

Amended June 16, 2000

EXHIBIT A (continued)

Quarterly Financial Report, Quarterly Estimated Risk-Based Capital for Property and Casualty Insurers, Insurance Department Examination Report.

D. Notification of all changes and proposed changes to independent ratings within 30 days of receipt and submission of a copy of all rating reports; and

E. Changes in the ownership and governance of the Controlled Affiliate including changes in its charter, articles of incorporation, or bylaws, changes in a Controlled Affiliate's Board composition, Plan control, state license status, operating area, the Controlled Affiliate's Principal Officers or direct delivery of medical care.

Standard 7(C): Loss Prevention

A Controlled Affiliate shall apply loss prevention protocol to both new and existing business.

Standard 7(D): Claims Administration

A Controlled Affiliate shall maintain an effective claims administration process that includes all the necessary functions to assure prompt and proper resolution of medical and indemnity claims.

Standard 7(E): Disability and Provider Management

A Controlled Affiliate shall arrange for the provision of appropriate and necessary medical and rehabilitative services to facilitate early intervention by medical professionals and timely and appropriate return to work.

Amended November 16, 2000

EXHIBIT A (continued)

Standard 8 - Cooperation with Controlled Affiliate License Performance Response Process Protocol

A Controlled Affiliate and its Sponsoring Plan(s) shall cooperate with BCBSA's Board of Directors and its Plan Performance and Financial Standards Committee in the administration of the Controlled Affiliate License Performance Response Process Protocol (ALPRPP) and in addressing Controlled Affiliate compliance problems identified thereunder.

Standard 9 - Participation in National Programs by Smaller Controlled Affiliates

A smaller Controlled Affiliate for which this standard applies pursuant to the Preamble section of Exhibit A of the Controlled Affiliate License Agreement shall effectively and efficiently participate in certain national programs from time to time as may be adopted by Member Plans for the purposes of providing ease of claims processing for customers receiving benefits outside of the Controlled Affiliate's service area and be subject to certain relevant financial and reporting requirements.

A. National program requirements include:

- BlueCard Program;
- Inter-Plan Teleprocessing System (ITS);
- Transfer Program; and
- Electronic Claims Routing Process.

B. Financial Requirements include:

- Standard 6(D): Financial Performance Requirements and Standard 6(H): Financial Responsibility; or
- A financial guarantee covering the Controlled Affiliate's BlueCard Program obligations in a form, and from a guarantor, acceptable to BCBSA.

C. Reporting requirements include:

- The Quarterly Capital Benchmark Worksheet.

Amended March 10, 2000

Standard 10 - Other Standards for Controlled Affiliates Whose Primary Business is Government Non-Risk

Standards 10(A) - (C) that follow apply to Controlled Affiliates whose primary business is government non-risk.

Standard 10(A) - Organization and Governance

A Controlled Affiliate shall be organized and operated in such a manner that it is 1) wholly owned by a licensed Plan or Plans and 2) the sponsoring licensed Plan or Plans have the legal ability to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which it does not concur.

EXHIBIT A (continued)

Standard 10(B) - Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Standard 10(C):- Reports and Records

A Controlled Affiliate shall furnish, on a timely and accurate basis, reports and records relating to compliance with these Standards and the License Agreements between BCBSA and the Controlled Affiliate. Such reports and records are the following:

A. BCBSA Affiliate Licensure Information Request; and

B. Biennial trade name and service mark usage materials, including disclosure material; and

C. Annual Certified Audit Report, Annual Statement (if required) as filed with the State Insurance Department (with all attachments), Annual NAIC Risk-Based Capital Worksheets (if required) as filed with the State Insurance Department (with all attachments), and Insurance Department Examination Report (if applicable)*; and

D. Changes in the ownership and governance of the Controlled Affiliate, including changes in its charter, articles of incorporation, or bylaws, changes in the Controlled Affiliate's Board composition, Plan control, state license status, operating area, the Controlled Affiliate's Principal Officers or direct delivery of medical care.

EXHIBIT B
ROYALTY FORMULA FOR SECTION 9 OF THE
CONTROLLED AFFILIATE LICENSE AGREEMENT

Controlled Affiliate will pay BCBSA a fee for this license in accordance with the following formula:

FOR RISK AND GOVERNMENT NON-RISK PRODUCTS:

For Controlled Affiliates not underwriting the indemnity portion of workers' compensation insurance:

An amount equal to its pro rata share of each sponsoring Plan's dues payable to BCBSA computed with the addition of the Controlled Affiliate's subscription revenue and contracts arising from products using the marks. The payment by each sponsoring Plan of its dues to BCBSA, including that portion described in this paragraph, will satisfy the requirement of this paragraph, and no separate payment will be necessary.

For Controlled Affiliates underwriting the indemnity portion of workers' compensation insurance:

An amount equal to 0.35 percent of the gross revenue per annum of Controlled Affiliate arising from products using the marks; plus, an annual fee of $5,000 per license for a Controlled Affiliate subject to Standard 7.

For Controlled Affiliates whose primary business is government non-risk:

An amount equal to its pro-rata share of each sponsoring Plan's dues payable to BCBSA computed with the addition of the Controlled Affiliate's government non-risk beneficiaries.

EXHIBIT B (continued)

FOR NONRISK PRODUCTS:

An amount equal to 0.24 percent of the gross revenue per annum of Controlled Affiliate arising from products using the marks; plus:

1) An annual fee of $5,000 per license for a Controlled Affiliate subject to Standard 6 D.

2) An annual fee of $2,000 per license for all other Controlled Affiliates.

The foregoing shall be reduced by one-half where both a BLUE CROSS® and BLUE SHIELD® License are issued to the same Controlled Affiliate. In the event that any license period is greater or less than one (1) year, any amounts due shall be prorated. Royalties under this formula will be calculated, billed and paid in arrears.

EXHIBIT 1A

CONTROLLED AFFILIATE LICENSE AGREEMENT
APPLICABLE TO LIFE INSURANCE COMPANIES

(includes revisions adopted by Member Plans through their June 15, 2001 meeting)

This agreement by and among Blue Cross and Blue Shield Association ("BCBSA")______________________________("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan(s), known as ______________________________________("Plan").

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, the Plan and the Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name");

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to the Controlled Affiliate the exclusive right to use the licensed Marks and Names in connection with and only in connection with those life insurance and related services authorized by applicable state law, other than health care plans and related services (as defined in the Plan's License Agreements with BCBSA) which services are not separately licensed to Controlled Affiliate by BCBSA, in the Service Area served by the Plan, except that BCBSA reserves the right to use the Licensed Marks and Name in said Service Area, and except to the extent that said Service Area may overlap the area or areas served by one or more other licensed Blue Cross Plans as of the date of this License as to which overlapping areas the rights hereby granted are non-exclusive as to such other Plan or Plans and their respective Licensed Controlled Affiliates only. Controlled Affiliate cannot use the Licensed Marks or Name outside the Service Area or, anything in any other license to Controlled Affiliate notwithstanding, in its legal or trade name.

2. QUALITY CONTROL

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in relation to the sale, marketing and rendering of authorized products and further agrees to be bound by the conditions regarding quality control shown in Exhibit A as it may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees that Plan and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by Plan or by BCBSA) a report to Plan and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of Exhibit A.

D. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner that it is subject to the bona fide control of a Plan or Plans. Absent written approval by BCBSA of an alternative method of control, bona fide control shall mean the legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Controlled Affiliate's governing body having not less than 51% voting control thereof; (b) to exercise operational control with respect to the governance thereof; and (c) to prevent any change in its articles of incorporation, bylaws or other governing documents deemed inappropriate. In addition, a Plan or Plans shall own at least 51% of any for-profit Controlled Affiliate. If the Controlled Affiliate is a mutual company, the Plan or its designee(s) shall have and maintain, in lieu of the requirements of items (a) and (c) above, proxies representing 51% of the votes at any meeting of the policyholders and shall demonstrate that there is no reason to believe this such proxies shall be revoked by sufficient policyholders to reduce such percentage below 51%.

3. <u>SERVICE MARK USE</u>

Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks, and shall comply with such rules (applicable to all Controlled Affiliates licensed to use the Marks) relative to service mark use, as are issued from time-to-time by BCBSA. If there is any public reference to the affiliation between the Plan and the Controlled Affiliate, all of the Controlled Affiliate's licensed services in the Service Area of the Plan shall be rendered under the Licensed Marks. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks by Controlled Affiliate shall inure to the benefit of BCBSA.

4. <u>SUBLICENSING AND ASSIGNMENT</u>

Controlled Affiliate shall not sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the option of Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. **INFRINGEMENTS**

Controlled Affiliate shall promptly notify Plan and BCBSA of any suspected acts of infringement, unfair competition or passing off which may occur in relation to the Licensed Marks. Controlled Affiliate shall not be entitled to require Plan or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to Plan and BCBSA, free of charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks by BCBSA.

6. **LIABILITY INDEMNIFICATION**

Controlled Affiliate hereby agrees to save, defend, indemnify and hold Plan and BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise as a result of Controlled Affiliate's rendering of health care services under the Licensed Marks.

7. **LICENSE TERM**

The license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods upon evidence satisfactory to the Plan and BCBSA that Controlled Affiliate meets the then applicable quality control standards, unless one of the parties hereto notifies the other party of the termination hereof at least sixty (60) days prior to expiration of any license period.

This Agreement may be terminated by the Plan or by BCBSA for cause at any time provided that Controlled Affiliate has been given a reasonable opportunity to cure and shall not effect such a cure within thirty (30) days of receiving written notice of the intent to terminate (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period). By way of example and not for purposes of limitation, Controlled Affiliate's failure to abide by the quality control provisions of Paragraph 2, above, shall be considered a proper ground for cancellation of this Agreement.

This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

A. Controlled Affiliate shall no longer comply with Standard No. 1 (Organization and Governance) of Exhibit A or, following an opportunity to cure, with the remaining quality control provisions of Exhibit A, as it may be amended from time-to-time; or

B. Plan ceases to be authorized to use the Licensed Marks; or

C. Appropriate dues for Controlled Affiliate pursuant to item 8 hereof, which are the royalties for this License Agreement are more than sixty (60) days in arrears to BCBSA.

Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks including any use in its trade name.

In the event of any disagreement between Plan and BCBSA as to whether grounds exist for termination or as to any other term or condition hereof, the decision of BCBSA shall control, subject to provisions for mediation or mandatory dispute resolution in effect between the parties.

Upon termination of this Agreement, Licensed Controlled Affiliate shall immediately notify all of its customers that it is no longer a licensee of the Blue Cross and Blue Shield Association and provide instruction on how the customer can contact the Blue Cross and Blue Shield Association or a designated licensee to obtain further information on securing coverage. The written notification required by this paragraph shall be in writing and in a form approved by the Association. The Association shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

8. <u>DUES</u>

Controlled Affiliate will pay to BCBSA a fee for this license in accordance with the following formula:

- An annual fee of five thousand dollars ($5,000) per license, plus

- .05% of gross revenue per year from branded group products, plus

- .5% of gross revenue per year from branded individual products plus

- .14% of gross revenue per year from branded individual annuity products.

Amended as of November 20, 1997

The foregoing percentages shall be reduced by one-half where both a BLUE CROSS® and BLUE SHIELD® license are issued to the same entity. In the event that any License period is greater or less than one (1) year, any amounts due shall be prorated. Royalties under this formula will be calculated, billed and paid in arrears.

Plan will promptly and timely transmit to BCBSA all dues owed by Controlled Affiliate as determined by the above formula and if Plan shall fail to do so, Controlled Affiliate shall pay such dues directly.

9. JOINT VENTURE

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between Plan and Controlled Affiliate or between either and BCBSA.

9A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless six (6) or more Plans fail to cast weighted votes in favor of the question.

10. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

Amended as of June 16, 2000

(The next page is page 5)

11. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by a writing executed by all parties.

12. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such finding shall in no way effect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

13. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of the Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed, effective as of the date of last signature written below.

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:____________________________________

Date:__________________________________

____

Controlled Affiliate

By:____________________________________

Date:__________________________________

Plan:__________________________________

PREAMBLE

The standards for licensing Life Insurance Companies (Life and Health Insurance companies, as defined by state statute) are established by BCBSA and are subject to change from time-to-time upon the affirmative vote of three-fourths (3/4) of the Plans and three-fourths (3/4) of the total weighted vote of all Plans. Each Licensed Plan is required to use a standard controlled affiliate license form provided by BCBSA and to cooperate fully in assuring that the licensed Life Insurance Company maintains compliance with the license standards.

An organization meeting the following standards shall be eligible for a license to use the Licensed Marks within the service area of its sponsoring Licensed Plan to the extent and the manner authorized under the Controlled Affiliate License applicable to Life Insurance Companies and the principal license to the Plan.

Standard 1 - Organization and Governance

The LIC shall be organized and operated in such a manner that it is controlled by a licensed Plan or Plans which have, directly or indirectly: 1) not less than 51% of the voting control of the LIC; and 2) the legal ability to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the LIC with which it does not concur; and 3) operational control of the LIC.

If the LIC is a mutual company, the Plan or its designee(s) shall have and maintain, in lieu of the requirements of items 1 and 2 above, proxies representing at least 51% of the votes at any policyholder meeting and shall demonstrate that there is no reason to believe such proxies shall be revoked by sufficient policyholders to reduce such percentage below 51%.

Standard 2 - State Licensure

The LIC must maintain unimpaired licensure or certificate of authority to operate under applicable state laws as a life and health insurance company in each state in which the LIC does business.

Standard 3 - Records and Examination

The LIC and its sponsoring licensed Plan(s) shall maintain and furnish, on a timely and accurate basis, such records and reports regarding the LIC as may be required in order to establish compliance with the license agreement. The LIC and its sponsoring licensed Plan(s) shall permit BCBSA to examine the affairs of the LIC and shall agree that BCBSA's board may submit a written report to the chief executive officer(s) and the board(s) of directors of the sponsoring Plan(s).

Standard 4 - Mediation

The LIC and its sponsoring Plan(s) shall agree to use the then-current BCBSA mediation and mandatory dispute resolution processes, in lieu of a legal action between or among another licensed controlled affiliate, a licensed Plan or BCBSA.

Standard 5 - Financial Responsibility

The LIC shall maintain adequate financial resources to protect its customers and meet its business obligations.

Standard 6 - Cooperation with Affiliate License Performance Response Process Protocol

The LIC and its Sponsoring Plan(s) shall cooperate with BCBSA's Board of Directors and its Plan Performance and Financial Standards Committee in the administration of the Affiliate License Performance Response Process Protocol (ALPRPP) and in addressing LIC compliance problems identified thereunder.

EXHIBIT 2

Membership Standards

Preamble

The Membership Standards apply to all organizations seeking to become or to continue as Regular Members of the Blue Cross and Blue Shield Association. Any organization seeking to become a Regular Member must be found to be in substantial compliance with all Membership Standards at the time membership is granted and the organization must be found to be in substantial compliance with all Membership Standards for a period of two (2) years preceding the date of its application. If Membership is sought by an entity which controls or is controlled by one or more Plans, such compliance shall be determined on the basis of compliance by such Plan or Plans.

The Regular Member Plans shall have authority to interpret these Standards. Compliance with any Membership Standard may be excused, at the Plans' discretion, if the Plans agree that compliance with such Standard would require the Plan to violate a law or governmental regulation governing its operation or activities.

A Regular Member Plan that operates as a "Shell Holding Company" is defined as an entity that assumes no underwriting risk and has less than 1% of the consolidated enterprise assets (excludes investments in subsidiaries) and less than 5% of the consolidated enterprise general and administrative expenses.

A Regular Member Plan that operates as a "Hybrid Holding Company" is defined as an entity that assumes no underwriting risk and has either more than 1% of the consolidated enterprise assets (excludes investments in subsidiaries) or more than 5% of the consolidated enterprise general and administrative expenses.

Standard 1: A Plan's Board shall not be controlled by any special interest group, and shall act in the interest of its Corporation in providing cost-effective health care services to its customers. A Plan shall maintain a governing Board, which shall control the Plan, composed of a majority of persons other than providers of health care services, who shall be known as public members. A public member shall not be an employee of or have a financial interest in a health care provider, nor be a member of a profession which provides health care services.

Amended as of November 19, 1998

Standard 2: A Plan shall furnish to the Association on a timely and accurate basis reports and records relating to compliance with these Standards and the License Agreements between the Association and the Plans. Such reports and records are the following:

A. BCBSA Membership Information Request;

B. Biennial trade name and service mark usage material, including disclosure material under Standard 7;

C. Changes in the governance of the Plan, including changes in a Plan's Charter, Articles of Incorporation, or Bylaws, changes in a Plan's Board composition, or changes in the identity of the Plan's Principal Officers;

D. Quarterly Financial Report, Semi-annual "Managed Care Organizations Risk-Based Capital (MCO-RBC) Report" as defined by the NAIC, Annual Financial Forecast, Annual Certified Audit Report, Insurance Department Examination Report, Annual Statement filed with State Insurance Department (with all attachments), Plan, Subsidiary and Affiliate Report; and

- Plans that are a Shell Holding Company as defined in the Preamble hereto are required to furnish only a calendar year-end "Managed Care Organizations Risk-Based Capital (MCO-RBC) Report" as defined by the NAIC.

Amended as of November 16, 2000

E. Quarterly Enrollment Report, Semi-Annual Benefit Cost Management Report and Member Touchpoint Measures Index (MTM) starting 12/31/00 and semi-annually thereafter; and

- Plans that are a Shell Holding Company as defined in the Preamble hereto are not required to furnish any items identified in Paragraph E.

Standard 3: A Plan shall be operated in a manner that provides reasonable financial assurance that it can fulfill its contractual obligations to its customers.

Standard 4: A Plan shall be operated in a manner responsive to customer needs and requirements.

Standard 5: A Plan shall effectively and efficiently participate in each national program as from time to time may be adopted by the Member Plans for the purposes of providing portability of membership between the Plans and ease of claims processing for customers receiving benefits outside of the Plan's Service Area.

Such programs are applicable to Blue Cross and Blue Shield Plans, and include:

A. Transfer Program;
B. Inter-Plan Teleprocessing System (ITS);
C. BlueCard Program; and
D. Electronic Claims Routing Process

Amended as of November 16, 2000

Standard 6:	In addition to requirements under the national programs listed in Standard 5: Participation in National Programs, a Plan shall take such action as required to ensure its financial performance in programs and contracts of an inter-Plan nature or where the Association is a party.
Standard 7:	A Plan shall make adequate disclosure in contracting with third parties and in disseminating public statements of (i) the structure of the Blue Cross and Blue Shield System, (ii) the independent nature of every Plan, and (iii) the Plan's financial condition.
Standard 8:	A Plan shall cooperate with the Association's Board of Directors and its Plan Performance and Financial Standards Committee in the administration of the Plan Performance Response Process and in addressing Plan performance problems identified thereunder.
Standard 9:	A Plan shall obtain a rating of its financial strength from an independent rating agency approved by the Association's Board of Directors for such purpose.
Standard 10:	During each year, a Plan and its Controlled Affiliate(s) engaged in providing licensable services (excluding Life Insurance and Charitable Foundation Services) shall use their best efforts in the designated Service Area to promote and build the value of the Blue Cross and Blue Shield Marks.
Standard 11	Neither a Plan nor any Larger Controlled Affiliate shall cause or permit an entity other than a Plan or a Licensed Controlled Affiliate thereof to obtain control of the Plan or Larger Controlled Affiliate or to acquire a substantial portion of its assets related to licensable services.

Amended as of June 18, 1999

EXHIBIT 3

GUIDELINES WITH RESPECT TO USE OF LICENSED NAME AND MARKS IN CONNECTION WITH NATIONAL ACCOUNTS

1. The strength of the Blue Cross/Blue Cross National Accounts mechanism, and the continued provision of cost effective, quality health care benefits to National Accounts, are predicated on locally managed provider networks coordinated on a national scale in a manner consistent with effective service to National Account customers and consistent with the preservation of the integrity of the Blue Cross/Blue Shield system and the Licensed Marks. These guidelines shall be interpreted in keeping with such ends.

2. A National Account is an entity with employee and/or retiree locations in more than one Plan's Service Area. Unless otherwise agreed, a National Account is deemed located in the Service Area in which the corporate headquarters of the National Account is located. A local plant, office or division headquarters of an entity may be deemed a separate National Account when that local plant, office or division headquarters 1) has employee locations in more than one Service Area, and 2) has independent health benefit decision-making authority for the employees working at such local plant, office or division headquarters and for employees working at other locations outside the Service Area. In such a case, the local plant, office or division headquarters is a National Account that is deemed located in the Service Area in which such local plant, office or division headquarters is located. The Control Plan of a National Account is the Plan in whose Service Area the National Account is located. A participating ("Par") Plan is a Plan in whose Service Area the National Account has employee and/or retiree locations, but in which the National Account is not located.

3. The National Account Guidelines enunciated herein below shall be applicable only with respect to the business of new National Accounts acquired after January 1, 1991.

4. Control Plans shall utilize National Account identification cards complying with then currently effective BCBSA graphic standards in connection with all National Accounts business to facilitate administration thereof, to minimize subscriber and provider confusion, and to reflect a commitment to cooperation among Plans.

Amended June 15, 2001

EXHIBIT 3

5. Disputes among Plans and/or BCBSA as to the interpretation or implementation of these Guidelines or as to other National Accounts issues shall be submitted to mediation and mandatory dispute resolution as provided in the License Agreement. For two years from the effective date of the License Agreement, however, such disputes shall be subject to mediation only, with the results of such mediation to be collected and reported in order to establish more definitive operating parameters for National Accounts business and to serve as ground rules for future binding dispute resolution.

6. The Control Plan may use the BlueCard Program (as defined by IPOC) to deliver benefits to employees and non-Medicare eligible retirees in a Participating Plan's service area if an alternative arrangement with the Participating Plan cannot be negotiated. The Participating Plan's minimum servicing requirement for those employees and non-Medicare retirees in its service area is to deliver benefits using the BlueCard Program. Account delivery is subject to the policies, provisions and procedures of the BlueCard Program.

7. For provider payments in a Participating Plan's area (on non-BlueCard claims), payment to the provider may be made by the Participating Plan or the Control Plan at the Participating Plan's option. If the Participating Plan elects to pay the provider, it may not withhold payment of a claim verified by the Control Plan or its designated processor, and payment must be in conformity with service criteria established by the Board of Directors of BCBSA (or an authorized committee thereof) to assure prompt payment, good service and minimum confusion with providers and subscribers. The Control Plan, at the Participating Plan's request, will also assure that measures are taken to protect the confidentiality of the data pertaining to provider reimbursement levels and profiles.

Amended as of June 14, 1996

8. For claim payments in a Participating Plan's area (on non-BlueCard claims), Participating Plans are strongly encouraged, but not required, to pass along to the Control Plan part or all of local provider discounts and differentials for use by the Control Plan in negotiating financial arrangements with National Accounts. However, since the size, basis, form and use of local differentials can vary substantially among Plans and also by individual National Account characteristics, the degree and form of any discount or differential passed along to the Control Plan shall be strictly a matter of negotiated contractual agreement between a Participating Plan and the Control Plan and may also vary from one National Account to another. In order to facilitate the quotation of national account pricing and the offering of a variety of National Account delivery systems, all Plans are strongly encouraged to periodically publish to other Plans and the BCBSA their National Account contracting policies with respect to the handling of differentials.

The Control Plan, in its financial agreements with a National Account, is expected to reasonably reflect the aggregate amount of differentials passed along to the Control Plan by all Participating Plans in a National Account. The exact form and substance of this may vary from one National Account to another and shall be a matter of explicit negotiation and contractual relationship between the National Account and the Control Plan. The specifics in an agreement between the Control Plan and the National Account may vary in form (e.g., a guaranteed offset against retentions, or a direct pass through, or a guaranteed aggregate percentage discount, or no pass back at all, etc.), and the Control Plan has the responsibility and the Authority to negotiate precise arrangements. However, irrespective of the final arrangements between the Control Plan and the National Account, a Participating Plan's liability for passing along differentials shall be limited to the contractual agreement the Participating Plan has with the Control Plan on a specific National Account.

9. Other than in contracting with health care providers or soliciting such contracts in areas contiguous to a Plan's Service Area in order to serve its subscribers or those of its licensed Controlled Affiliate residing or working in its Service Area, a Control Plan may not use the Licensed Marks and/or Name, as a tag line or otherwise, to negotiate directly with providers outside its Service Area.

EXHIBIT 4
GOVERNMENT PROGRAMS AND CERTAIN OTHER USES

1. A Plan and its licensed Controlled Affiliate may use the Licensed Marks and Name in bidding on and executing a contract to serve a Government Program, and in thereafter communicating with the Government concerning the Program. With respect, however, to such contracts entered into after the 1st day of January, 1991, the Licensed Marks and Name will not be used in communications or transactions with beneficiaries or providers in the Government Program located outside a Plan's Service Area, unless the Plan can demonstrate to the satisfaction of BCBSA's governing body that such a restriction on use of the Licensed Marks and Name will jeopardize its ability to procure the contract for the Government Program. As to both existing and future contracts for Government Programs, Plans will discontinue use of the Licensed Marks and Name as to beneficiaries and Providers outside their Service Area as expenditiously as circumstances reasonably permit. Effective January 1, 1995, except as provided in the first sentence above, all use by a Plan of the Licensed Marks and Name in Government Programs outside of the Plan's Service Area shall be discontinued. Incidental communications outside a Plan's Service Area with resident or former resident beneficiaries of the Plan, and other categories of necessary incidental communications approved by BCBSA, are not prohibited.

2. In connection with activity otherwise in furtherance of the License Agreement, a Plan may use the Licensed Marks and Name outside its Service Area in the following circumstances which are deemed legitimate and necessary and not likely to cause consumer confusion:

a. sending letterhead, envelopes, and similar items solely for administrative purposes (e.g., not for purposes of marketing, advertising, promoting, selling or soliciting the sale of health care plans and related services);

b. distributing business cards other than in marketing and selling;

c. contracting with health care providers or soliciting such contracts in areas contiguous to a Plan's Service Area in order to serve its subscribers or those of its licensed Controlled Affiliate residing or working in its service area;

d. issuing a small sign containing the legal name or trade name of the Plan or its licensed Controlled Affiliate for display by a provider to identify the latter as a participating provider of the Plan or Controlled Affiliate;

e. advertising in publications or electronic media solely to persons for employment;

f. advertising in print, electronic or other media which serve, as a substantial market, the Service Area of the Plan or licensed Controlled Affiliate, provided that no Plan may advertise outside its Service Area on the national broadcast and cable networks and that advertisements in national print media are limited to the smallest regional edition encompassing the Service Area;

g. advertising by direct mail where the addressee's zip code plus 4 includes, at least in part, the Plan's Service Area or that of a licensed Controlled Affiliate.

EXHIBIT 5

MEDIATION AND MANDATORY DISPUTE RESOLUTION (MMDR) RULES

The Blue Cross and Blue Shield Plans ("Plans") and the Blue Cross Blue Shield Association ("BCBSA") recognize and acknowledge that the Blue Cross and Blue Shield system is a unique nonprofit and for-profit system offering cost effective health care financing and services. The Plans and BCBSA desire to utilize Mediation and Mandatory Dispute Resolution ("MMDR") to avoid expensive and time-consuming litigation that may otherwise occur in the federal and state judicial systems. Even MMDR should be viewed, however, as methods of last resort, all other procedures for dispute resolution having failed. Except as otherwise provided in the License Agreements, the Plans, their Controlled Affiliates and BCBSA agree to submit all disputes to MMDR pursuant to these Rules and in lieu of litigation.

1. Initiation of Proceedings

A. Pre-MMDR Efforts

Before filing a Complaint to invoke the MMDR process, the CEO of a complaining party, or his/her designated representative, shall undertake good faith efforts with the other side(s) to try to resolve any dispute.

B. Complaint

To commence a proceeding, the complaining party (or parties) shall provide by certified mail, return receipt requested, a written Complaint to the BCBSA Corporate Secretary (which shall also constitute service on BCBSA if it is a respondent) and to any Plan(s) and/or Controlled Affiliate(s) named therein. The Complaint shall contain:

i. identification of the complaining party (or parties) requesting the proceeding;

ii. identification of the respondent(s);

iii. identification of any other persons or entities who are interested in a resolution of the dispute;

iv. a full statement describing the nature of the dispute;

v. identification of all of the issues that are being submitted for resolution;

vi. the remedy sought;

vii. a statement as to whether the complaining party (or parties) elect(s) first to pursue Mediation;

viii. any request, if applicable, that one or more members of the Mediation Committee be disqualified from the proceeding and the grounds for such request;

ix. any request, if applicable, that the matter be handled on an expedited basis and the reasons therefor; and

x. a statement signed by the CEO of the complaining party affirming that the CEO has undertaken efforts, or has directed efforts to be undertaken, to resolve the dispute before resorting to the MMDR process.

The complaining party (or parties) shall file and serve with the Complaint copies of all documents which the party (or parties) intend(s) to offer at the Arbitration Hearing and a statement identifying the witnesses the party (or parties) intend(s) to present at the Hearing, along with a summary of each witness' expected testimony.

C. Answer

Within twenty (20) days after receipt of the Complaint, each respondent shall serve on the BCBSA and on the complaining party (or parties) and on the Chairman of the Mediation Committee;

i. a full Answer to the aforesaid Complaint;

ii. a statement of any Counterclaims against the complaining party (or parties), providing with respect thereto the information specified in Paragraph 1.B., above;

iii. a statement as to whether the respondent elects to first pursue Mediation;

iv. any request, if applicable, that one or more members of the Mediation Committee be disqualified from the proceeding and the grounds for such request; and

v. any request, if applicable, that the matter be handled on an expedited basis and the reasons therefor.

The respondent(s) shall file and serve with the Answer or by the date of the Initial Conference set forth in Paragraph 3.B., below, copies of all documents which the respondent(s) intend(s) to offer at the Arbitration Hearing and a statement identifying the witnesses the party (or parties) intend(s) to present at the Hearing, along with a summary of each witness' expected testimony.

D. Reply To Counterclaim

Within ten (10) days after receipt of any Counterclaim, the complaining party (or parties) shall serve on BCBSA and on the responding party (or parties) and on the Chairman of the Mediation Committee, a Reply to the Counterclaim. Such Reply must provide the same information required by Paragraph 1.C.

2. Mediation

A. Mediation Committee

To facilitate the mediation of disputes between or among BCBSA, the Plans and/or their Controlled Affiliates, the BCBSA Board has established a Mediation Committee. Mediation may be pursued in lieu of or in an effort to obviate the Mandatory Dispute Resolution process, and all parties are strongly urged to exhaust the mediation procedure.

B. Election To Mediate

If any party elects first to pursue Mediation, and if it appears to the Corporate Secretary that the dispute falls within the jurisdiction of the Mediation Committee, as set forth in Exhibit 5-A hereto, then the Corporate Secretary will promptly furnish the Mediation Committee with copies of the Complaint, Answer, Counterclaim and Reply to Counterclaim, and other documents referenced in Paragraph 1, above.

C. Selection of Mediators

The parties shall promptly attempt to agree upon: (i) the number of mediators desired, not to exceed three mediators; and (ii) the selection of the mediator(s) who may include members of the Mediation Committee and/or experienced mediators from an independent entity to mediate all disputes set forth in the Complaint and Answer (and Counterclaim and Reply, if any). In the event the parties cannot agree upon the number of mediators desired, that number shall default to three. In the event the parties cannot agree upon the selection of mediator(s), the Chairman will select the mediator(s), at least one of which shall be an experienced mediator from an independent entity, consistent with the provisions set forth in this Paragraph. No member of the Mediation Committee who is a representative of any party to the Mediation may be selected to mediate the dispute. The Chairman shall also endeavor not to select as a mediator any member of the Mediation Committee whom a party has requested to be disqualified. If, after due regard for availability, expertise, and such other considerations as may best promote an expeditious Mediation, the Chairman believes that he or she must consider for selection a member of the Mediation Committee whom a party has requested to be disqualified, the other members of the Committee eligible to be selected to mediate the dispute shall decide the request for disqualification. By agreeing to participate in the Mediation of a dispute, a member of the Mediation Committee represents to the party (or parties) thereto that he or she knows of no grounds which would require his or her disqualification.

D. <u>Binding Decision</u>

Before the date of the Mediation Hearing described below, the Corporate Secretary will contact the party (or parties) to determine whether they wish to be bound by any recommendation of the selected mediators for resolution of the disputes. If all wish to be bound, the Corporate Secretary will send appropriate documentation to them for their signatures before the Mediation Hearing begins.

E. <u>Mediation Procedure</u>

The Chairman shall promptly advise the parties of a scheduled Mediation Hearing date. Unless a party requests an expedited procedure, or unless all parties to the proceeding agree to one or more extensions of time, the Mediation Hearing set forth below shall be completed within forty (40) days of BCBSA's receipt of the Complaint. The selected mediators, unless the parties otherwise agree, shall adhere to the following procedure:

i. Each party must be represented by its CEO or other representative who has been delegated full authority to resolve the dispute. However, parties may send additional representatives as they see fit.

ii. By no later than five (5) days prior to the date designated for the Mediation Hearing, each party shall supply and serve a list of all persons who will be attending the Mediation Hearing, and indicate who will have the authority to resolve the dispute.

iii. Each party will be given one-half hour to present its case, beginning with the complaining party (or parties), followed by the other party or parties. The parties are free to structure their presentations as they see fit, using oral statements or direct examination of witnesses. However, neither cross-examination nor questioning of opposing representatives will be permitted. At the close of each presentation, the selected mediators will be given an opportunity to ask questions of the presenters and witnesses. All parties must be present throughout the Mediation Hearing. The selected mediators may extend the time allowed for each party's presentation at the Mediation Hearing. The selected mediators may meet in executive session, outside the presence of the parties, or may meet with the parties separately, to discuss the controversy.

iv. After the close of the presentations, the parties will attempt to negotiate a settlement of the dispute. If the parties desire, the selected mediators, or any one or more of the selected mediators, will sit in on the negotiations.

v. After the close of the presentations, the selected mediators may meet privately to agree upon a recommendation for resolution of the dispute which would be submitted to the parties for their consideration and approval. If the parties have previously agreed to be bound by the results of this procedure, this recommendation shall be binding upon the parties.

vi. The purpose of the Mediation Hearing is to assist the parties to settle their grievances short of mandatory dispute resolution. As a result, the Mediation Hearing has been designed to be as informal as possible. Rules of evidence shall not apply. There will be no transcript of the proceedings, and no party may make a tape recording of the Mediation Hearing.

vii. In order to facilitate a free and open discussion, the Mediation proceeding shall remain confidential. A "Stipulation to Confidentiality" which prohibits future use of settlement offers, all position papers or other statements furnished to the selected mediators, and decisions or recommendations in any Mediation proceeding shall be executed by each party.

viii. Upon request of the selected mediators, or one of the parties, BCBSA staff may also submit documentation at any time during the proceedings.

F. Notice Of Termination Of Mediation

If the Mediation cannot be completed within the prescribed or agreed time period due to the lack of cooperation of any party, as determined by the selected mediators, or if the Mediation does not result in a final resolution of all disputes at the Mediation Hearing or within forty (40) days after the Complaint was served, whichever comes first, any party or any one of the selected mediators may so notify the Corporate Secretary, who shall promptly issue a Notice of termination of mediation to all parties, to the selected mediators, and to the MDR Administrator, defined below. Such notice shall serve to bring the Mediation to an end and to initiate Mandatory Dispute Resolution. Upon agreement of all parties and the selected mediators, the Mediation process may continue at the same time the MDR process is invoked. The Notice described above would serve to initiate the MDR proceeding and would not terminate the proceedings.

3. Mandatory Dispute Resolution (MDR)

If all parties elect not to first pursue Mediation, or if a notice of termination of Mediation is issued as set forth in Paragraph 2.F., above, then the unresolved disputes set forth in any Complaint and Answer (and Counterclaim and Reply, if any) shall be subject to MDR.

A. MDR Administrator

The Administrator shall be an independent entity such as the Center for Public Resources, Inc. or Endispute, Inc., specializing in alternative dispute resolution. The Administrator shall be designated initially, and may be changed from time to time, by the affirmative vote of a majority of the Plans present and voting and a majority of the total then current weighted vote of all the Plans present and voting.

B. Initial Conference

Within five (5) days after a Notice of Termination has issued, or within five (5) days after the time for filing and serving the Reply to any Counterclaim if the parties elect first not to mediate, the parties shall confer with the Administrator to discuss selecting a dispute resolution panel ("the Panel"). This Initial Conference may be by telephone. The parties are encouraged to agree to the composition of the Panel and to present that agreement to the Administrator at the Initial Conference. If the parties do not agree on the composition of the Panel by the time of the Initial Conference, or by any extension thereof agreed to by all parties and the Administrator, then the Panel Selection Process set forth in subparagraph C shall be followed.

C. Panel Selection Process

The Administrator shall designate at least seven potential arbitrators. The exact number designated shall be sufficient to give each party at least two peremptory strikes. Each party shall be permitted to strike any designee for cause and the Administrator shall determine the sufficiency thereof in its sole discretion. The Administrator will designate a replacement for any designee so stricken. Each party shall then be permitted two peremptory strikes. From the remaining designees, the Administrator shall select a three member Panel. The Administrator shall set the dates for exercising all strikes and shall complete the Panel Selection Process within fifteen (15) days of the Initial Conference. Each Arbitrator shall be compensated at his or her normal hourly rate or, in the absence of an established rate, at a reasonable hourly rate to be promptly fixed by the Administrator for all time spent in connection with the proceedings and shall be reimbursed for any travel and other reasonable expenses.

D. Duties Of The Arbitrators

The Panel shall promptly designate a Presiding Arbitrator for the purposes reflected below, but shall retain the power to review and modify any ruling or other action of said Presiding Arbitrator. Each Arbitrator shall be an independent Arbitrator, shall be governed by the Code of Ethics for Arbitrators in Commercial Disputes, appended as Exhibit "5-B" hereto, and shall at or prior to the commencement of any Arbitration Hearing take an oath to that effect. Each Arbitrator shall promptly disclose in writing to the Panel and to the parties any circumstances, whenever arising, that might cause doubt as to such Arbitrator's compliance, or ability to comply, with said Code of Ethics, and, absent resignation by such Arbitrator, the remaining Arbitrators shall determine in their sole discretion whether the circumstances so disclosed constitute grounds for disqualification and for replacement. With respect to such circumstances arising or coming to the attention of a party after an Arbitrator's selection, a party may likewise request the Arbitrator's resignation or a determination as to disqualification by the remaining Arbitrators. With respect to a sole Arbitrator, the determination as to disqualification shall be made by the Administrator.

There shall be no ex parte communication between the parties or their counsel and any member of the Panel.

E. Panel's Jurisdiction And Authority

The Panel's jurisdiction and authority shall extend to all disputes between or among the Plans, their Controlled Affiliates, and/or BCBSA, except for those disputes excepted from these MMDR procedures as set forth in the License Agreements.

With the exception of punitive or treble damages, the Panel shall have full authority to award the relief it deems appropriate to resolve the parties' disputes, including monetary awards and injunctions, mandatory or prohibitory. The Panel has no authority to award punitive or treble damages except that the Panel may allocate or assess responsibility for punitive or treble damages assessed by another tribunal. Subject to the above limitations, the Panel may, by way of example, but not of limitation:

i. interpret or construe the meaning of any terms, phrase or provision in any license between BCBSA and a Plan or a Controlled Affiliate relating to the use of the BLUE CROSS® or BLUE SHIELD® service marks.

ii. determine whether BCBSA, a Plan or a Controlled Affiliate has violated the terms or conditions of any license between the BCBSA and a Plan or a Controlled Affiliate relating to the use of the BLUE CROSS® or BLUE CROSS® service marks.

iii. decide challenges as to its own jurisdiction.

iv. issue such orders for interim relief as it deems appropriate pending Hearing and Award in any Arbitration.

It is understood that the Panel is expected to resolve issues based on governing principles of law, preserving to the maximum extent legally possible the continued integrity of the Licensed Marks and the BLUE CROSS/BLUE SHIELD system. The Panel shall apply federal law to all issues which, if asserted in the United States District Court, would give rise to federal question jurisdiction, 28 U.S.C. § 1331. The Panel shall apply Illinois law to all issues involving interpretation, performance or construction of any License Agreement or Controlled Affiliate License Agreement unless the agreement otherwise provides. As to other issues, the Panel shall choose the applicable law based on conflicts of law principles of the State of Illinois.

F. Administrative Conference And Preliminary Arbitration Hearing

Within ten (10) days of the Panel being selected, the Presiding Arbitrator will schedule an Administrative Conference to discuss scheduling of the Arbitration Hearing and any other matter appropriate to be considered including: any written discovery in the form of requests for production of documents or requests to admit facts; the identity of any witness whose deposition a party may desire and a showing of exceptional good cause for the taking of any such deposition; the desirability of bifurcation or other separation of the issues; the need for and the type of record of conferences and hearings, including the need for transcripts; the need for expert witnesses and how expert testimony should be presented; the appropriateness of motions to dismiss and/or for full or partial summary judgment; consideration of stipulations; the desirability of presenting any direct testimony in writing; and the necessity for any on-site inspection by the Panel.

G. Discovery

i. ***Requests for Production of Documents***: All requests for the production of documents must be served as of the date of the Administrative Conference as set forth in Paragraph 3.F., above. Within twenty (20) days after receipt of a request for documents, a party shall produce all relevant and non-privileged documents to the requesting party. In his or her discretion, the Presiding Arbitrator may require the parties to provide lists in such detail as is deemed appropriate of all documents as to which privilege is claimed and may further require in-camera inspection of the same.

ii. ***Requests for Admissions***: Requests for Admissions may be served up to 21 days prior to the Arbitration Hearing. A party served with Requests For Admissions must respond within twenty (20) days of receipt of said request. The good faith use of and response to Requests for Admissions is encouraged, and the Panel shall have full discretion, with reference to the Federal Rules of Civil Procedure, in awarding appropriate sanctions with respect to abuse of the procedure.

iii. **Depositions** As a general rule, the parties will not be permitted to take deposition testimony for discovery purposes. The Presiding Arbitrator, in his or her sole discretion, shall have the authority to permit a party to take such deposition testimony upon a showing of exceptional good cause, provided that no deposition, for discovery purposes or otherwise, shall exceed three (3) hours, excluding objections and colloquy of counsel.

iv. ***Expert witness(es)***: If a party intends to present the testimony of an expert witness during the oral hearing, it shall provide all other parties with a written statement setting forth the information required to be provided by Fed. R. Civ. P. 26(b)(4)(A)(i) prior to the expiration of the discovery period.

v. ***Discovery cut-off***: The Presiding Arbitrator shall determine the date on which the discovery period will end, but the discovery period shall not exceed forty-five (45) days from its commencement, without the agreement of all parties.

vi. ***Additional discovery***: Any additional discovery will be at the discretion of the Presiding Arbitrator. The Presiding Arbitrator is authorized to resolve all discovery disputes, which resolution will be binding on the parties unless modified by the Arbitration Panel. If a party refuses to comply with a decision resolving a discovery dispute, the Panel, in keeping with Fed. R. Civ. P. 37, may refuse to allow that party to support or oppose designated claims or defenses, prohibit that party from introducing designated matters into evidence or, in extreme cases, decide an issue submitted for resolution adversely to that party.

H. Panel Suggested Settlement/Mediation

At any point during the proceedings, the Panel at the request of any party or on its own initiative, may suggest that the parties explore settlement and that they do so at or before the conclusion of the Arbitration Hearing, and the Panel shall give such assistance in settlement negotiations as the parties may request and the Panel may deem appropriate. Alternatively, the Panel may direct the parties to endeavor to mediate their disputes as provided above, or to explore a mini-trial proceeding, or to have an independent party render a neutral evaluation of the parties' respective positions. The Panel shall enter such sanctions as it deems appropriate with respect to any party failing to pursue in good faith such Mediation or other alternate dispute resolution methods.

I. <u>Subpoenas On Third Parties</u>

Pursuant to, and consistent with, the Federal Arbitration Act, 9 U.S.C. § 9 *et seq.*, a party may request the issuance of a subpoena on a third party, to compel testimony or documents, and, if good and sufficient cause is shown, the Panel shall issue such a subpoena.

J. <u>Arbitration Hearing</u>

An Arbitration Hearing will be held within thirty (30) days after the Administrative Conference if no discovery is taken, or within thirty (30) days after the close of discovery, unless all parties and the Panel agree to extend the Arbitration Hearing date, or unless the parties agree in writing to waive the Arbitration Hearing. The parties may mutually agree on the location of the Arbitration Hearing. If the parties fail to agree, the Arbitration Hearing shall be held in Chicago, Illinois, or at such other location determined by the Presiding Arbitrator to be most convenient to the participants. The Panel will determine the date(s) and time(s) of the Arbitration Hearing(s) after consultation with all parties and shall provide reasonable notice thereof to all parties or their representatives.

K. <u>Arbitration Hearing Memoranda</u>

Twenty (20) days prior to the Arbitration Hearing, each party shall submit to the other party (or parties) and to the Panel an Arbitration Hearing Memorandum which sets forth the applicable law and any argument as to any relevant issue. The Arbitration Hearing Memorandum will supplement, and not repeat, the allegations, information and documents contained in or with the Complaint, Answer, Counterclaim and Reply, if any. Ten (10) days prior to the Arbitration Hearing, each party may submit to the other party (or parties) and to the Panel a Response Arbitration Hearing Memorandum which sets forth any response to another party's Arbitration Hearing Memorandum.

L. Notice For Testimony

Ten (10) days prior to the Arbitration Hearing, any party may serve a Notice on any other party (or parties) requesting the attendance at the Arbitration Hearing of any officer, employee or director of the other party (or parties) for the purpose of providing noncumulative testimony. If a party fails to produce one of its officers, employees or directors whose noncumulative testimony during the Arbitration Hearing is reasonably requested by an adverse party, the Panel may refuse to allow that party to support or oppose designated claims or defenses, prohibit that party from introducing designated matters into evidence or, in extreme cases, decide an issue submitted for mandatory dispute resolution adversely to that party. This Rule may not be used for the purpose of burdening or harassing any party, and the Presiding Arbitrator may impose such orders as are appropriate so as to prevent or remedy any such burden or harassment.

M. Arbitration Hearing Procedures

i. ***Attendance at Arbitration Hearing***: Any person having a direct interest in the proceeding is entitled to attend the Arbitration Hearing. The Presiding Arbitrator shall otherwise have the power to require the exclusion of any witness, other than a party or other essential person, during the testimony of any other witness. It shall be discretionary with the Presiding Arbitrator to determine the propriety of the attendance of any other person.

ii. ***Confidentiality***: The Panel and all parties shall maintain the privacy of the Arbitration Proceeding. The parties and the Panel shall treat the Arbitration Hearing and any discovery or other proceedings or events related thereto, including any award resulting therefrom, as confidential except as otherwise necessary in connection with a judicial challenge to or enforcement of an award or unless otherwise required by law.

iii. ***Stenographic Record***: Any party, or if the parties do not object, the Panel, may request that a stenographic or other record be made of any Arbitration Hearing or portion thereof. The costs of the recording and/or of preparing the transcript shall be borne by the requesting party and by any party who receives a copy thereof. If the Panel requests a recording and/or a transcript, the costs thereof shall be borne equally by the parties.

iv. ***Oaths***: The Panel may require witnesses to testify under oath or affirmation administered by any duly qualified person and, if requested by any party, shall do so.

v. ***Order of Arbitration Hearing***: An Arbitration Hearing shall be opened by the recording of the date, time, and place of the Arbitration Hearing, and the presence of the Panel, the parties, and their representatives, if any. The Panel may, at the beginning of the Arbitration Hearing, ask for statements clarifying the issues involved.

   Unless otherwise agreed, the complaining party (or parties) shall then present evidence to support their claim(s). The respondent(s) shall then present evidence supporting their defenses and Counterclaims, if any. The complaining party (or parties) shall then present evidence supporting defenses to the Counterclaims, if any, and rebuttal.

   Witnesses for each party shall submit to questions by adverse parties and/or the Panel.

   The Panel has the discretion to vary these procedures, but shall afford a full and equal opportunity to all parties for the presentation of any material and relevant evidence

vi. ***Evidence***: The parties may offer such evidence as is relevant and material to the dispute and shall produce such evidence as the Panel may deem necessary to an understanding and resolution of the dispute. Unless good cause is shown, as determined by the Panel or agreed to by all other parties, no party shall be permitted to offer evidence at the Arbitration Hearing which was not disclosed prior to the Arbitration Hearing by that party. The Panel may receive and consider the evidence of witnesses by affidavit upon such terms as the Panel deems appropriate.

The Panel shall be the judge of the relevance and materiality of the evidence offered, and conformity to legal rules of evidence, other than enforcement of the attorney-client privilege and the work product protection, shall not be necessary. The Federal Rules of Evidence shall be considered by the Panel in conducting the Arbitration Hearing but those rules shall not be controlling. All evidence shall be taken in the presence of the Panel and all of the parties, except where any party is in default or has waived the right to be present.

Settlement offers by any party in connection with Mediation or MDR proceedings, decisions or recommendations of the selected mediators, and a party's position papers or statements furnished to the selected mediators shall not be admissible evidence or considered by the Panel without the consent of all parties.

vii. ***Closing of Arbitration Hearing***: The Presiding Arbitrator shall specifically inquire of all parties whether they have any further proofs to offer or witnesses to be heard. Upon receiving negative replies or if he or she is satisfied that the record is complete, the Presiding Arbitrator shall declare the Arbitration Hearing closed with an appropriate notation made on the record. Subject to being reopened as provided below, the time within which the Panel is required to make the award shall commence to run, in the absence of contrary agreement by the parties, upon the closing of the Arbitration Hearing.

With respect to complex disputes, the Panel may, in its sole discretion, defer the closing of the Arbitration Hearing for a period of up to thirty (30) days after the presentation of proofs in order to permit the parties to submit post-hearing briefs and argument, as the Panel deems appropriate, prior to making an award.

For good cause, the Arbitration Hearing may be reopened for up to thirty (30) days on the Panel's initiative, or upon application of a party, at any time before the award is made

N. Awards

An Award must be in writing and shall be made promptly by the Panel and, unless otherwise agreed by the parties or specified by law, no later than thirty (30) days from the date of closing the Arbitration Hearing. If all parties so request, the Award shall contain findings of fact and conclusions of law. The Award, and all other rulings and determinations by the Panel, may be by a majority vote.

Parties shall accept as legal delivery of the Award the placing of the Award or a true copy thereof in the mail addressed to a party or its representative at its last known address or personal service of the Award on a party or its representative.

Awards are binding only on the parties to the Arbitration and are not binding on any non-parties to the Arbitration and may not be used or cited as precedent in any other proceeding.

After the expiration of twenty (20) days from initial delivery, the Award (with corrections, if any) shall be final and binding on the parties, and the parties shall undertake to carry out the Award without delay.

Proceedings to confirm, modify or vacate an Award shall be conducted in conformity with and controlled by the Federal Arbitration Act. 9 U.S.C. § 1, *et seq*.

O. Return Of Documents

Within sixty (60) days after the Award and the conclusion of any judicial proceedings with respect thereto, each party and the Panel shall return any documents produced by any other party, including all copies thereof. If a party receives a discovery request in any other proceeding which would require it to produce any documents produced to it by any other party in a proceeding hereunder, it shall not produce such documents without first notifying the producing party and giving said party reasonable time to respond, if appropriate, to the discovery request.

4. Miscellaneous

A. Expedited Procedures

Any party to a Mediation may direct a request for an expedited Mediation Hearing to the Chairman of the Mediation Committee, to the selected Mediators, and to all other parties at any time. The Chairman of the Mediation Committee, or at his or her direction, the then selected Mediators, shall grant any request which is supported by good and sufficient reasons. If such a request is granted, the Mediation shall be completed within as short a period as practicable, as determined by the Chairman of the Mediation Committee or, at his or her direction, the then selected Mediators.

Any party to an Arbitration may direct a request for expedited proceedings to the Administrator, to the Panel, and to all other parties at any time. The Administrator, or the Presiding Arbitrator if the Panel has been selected, shall grant any such request which is supported by good and sufficient reasons. If such a request is granted, the Arbitration shall be completed within as short a time as practicable, as determined by the Administrator and/or the Presiding Arbitrator.

B. Temporary Or Preliminary Injunctive Relief

Any party may seek temporary or preliminary injunctive relief with the filing of a Complaint or at any time thereafter. If such relief is sought prior to the time that an Arbitration Panel has been selected, then the Administrator shall select a single Arbitrator who is a lawyer who has no interest in the subject matter of the dispute, and no connection to any of the parties, to hear and determine the request for temporary or preliminary injunction. If such relief is sought after the time that an Arbitration Panel has been selected, then the Arbitration Panel will hear and determine the request. The request for temporary or preliminary injunctive relief will be determined with reference to the temporary or preliminary injunction standards set forth in Fed. R. Civ. P. 65.

C. Defaults And Proceedings In The Absence Of A Party

Whenever a party fails to comply with the MDR Rules in a manner deemed material by the Panel, the Panel shall fix a reasonable time for compliance and, if the party does not comply within said period, the Panel may enter an Order of default or afford such other relief as it deems appropriate. Arbitration may proceed in the event of a default or in the absence of any party who, after due notice, fails to be present or fails to obtain an extension. An Award shall not be made solely on the default or absence of a party, but the Panel shall require the party who is present to submit such evidence as the Panel may require for the making of findings, determinations, conclusions, and Awards.

D. Notice

Each party shall be deemed to have consented that any papers, notices, or process necessary or proper for the initiation or continuation of a proceeding under these rules or for any court action in connection therewith may be served on a party by mail addressed to the party or its representative at its last known address or by personal service, in or outside the state where the MDR proceeding is to be held.

The Corporate Secretary and the parties may also use facsimile transmission, telex, telegram, or other written forms of electronic communication to give the notices required by these rules.

E. Expenses

The expenses of witnesses shall be paid by the party causing or requesting the appearance of such witnesses. All expenses of the MDR proceeding, including compensation, required travel and other reasonable expenses of the Panel, and the cost of any proof produced at the direct request of the Panel, shall be borne equally by the parties and shall be paid periodically on a timely basis, unless they agree otherwise or unless the Panel in the Award assesses such expenses, or any part thereof against any party (or parties). In exceptional cases, the Panel may award reasonable attorneys' fees as an item of expense, and the Panel shall promptly determine the amount of such fees based on affidavits or such other proofs as the Panel deems sufficient.

F. Disqualification Or Disability Of A Panel Member

In the event that any Arbitrator of a Panel with more than one Arbitrator should become disqualified, resign, die, or refuse or be unable to perform or discharge his or her duties after the commencement of MDR but prior to the rendition of an Award, and the parties are unable to agree upon a replacement, the remaining Panel member(s):

i. shall designate a replacement, subject to the right of any party to challenge such replacement for cause.

ii. shall decide the extent to which previously held hearings shall be repeated.

If the remaining Panel members consider the proceedings to have progressed to a stage as to make replacement impracticable, the parties may agree, as an alternative to the recommencement of the Mandatory Dispute Resolution process, to resolution of the dispute by the remaining Panel members.

In the event that a single Arbitrator should become disqualified, resign, die, or refuse or be unable to perform or discharge his or her duties after the commencement of MDR but prior to the rendition of an Award, and the parties are unable to agree upon a replacement, the Administrator shall appoint a successor, subject to the right of any party to challenge such successor for cause, and the successor shall decide the extent to which previously held proceedings shall be repeated.

G. Extensions of Time

Any time limit set forth in these Rules may be extended upon agreement of the parties and approval of: (i) the Chairman of the Mediation Committee if the proceeding is then in Mediation; (ii) the Administrator if the proceeding is in Arbitration, but no Arbitration Panel has been selected; or (iii) the Arbitration Panel, if the proceeding is in Arbitration and the Arbitration Panel has been selected.

H. Intervention

The Plans, their Controlled Affiliates, and BCBSA, to the extent subject to MMDR pursuant to their License Agreements, shall have the right to move to intervene in any pending Arbitration. A written motion for intervention shall be made to: (i) the Administrator, if the proceeding is in Arbitration, but no Arbitration Panel has been selected; or (ii) the Arbitration Panel, if the proceeding is in Arbitration and the Arbitration Panel has been selected. The written motion for intervention shall be delivered to the BCBSA Corporate Secretary (which shall also constitute service on the BCBSA if it is a respondent) and to any Plan(s) and/or Controlled Affiliate(s) which are parties to the proceeding. Any party to the proceeding can submit written objections to the motion to intervene. The motion for intervention shall be granted upon good cause shown. Intervention also may be allowed by stipulation of the parties to the Arbitration proceeding. Intervention shall be allowed upon such terms as the Arbitration Panel decides.

I. BCBSA Assistance In Resolution of Disputes

The resources and personnel of the BCBSA may be requested by any member Plan at any time to try to resolve disputes with another Plan.

Amended September 21, 2000

J. Neutral Evaluation

The parties can voluntarily agree at any time to have an independent party render a neutral evaluation of the parties' respective positions.

K. Recovery of Attorney Fees and Expenses

Motions to Compel

Nothwithstanding any other provisions of these Rules, any Party subject to the License Agreements (for purposes of this Section K and all of its sub-sections only hereinafter referred to collectively and individually as a "Party") that initiates a court action or administrative proceeding solely to compel adherence to these Rules shall not be determined to have violated these Rules by initiating such action or proceeding.

Recovery of Fees, Expenses and Costs

The Arbitration Panel may, in its sole discretion, award a Party its reasonable attorneys' fees, expenses and costs associated with a filing to compel adherence to these Rules and/or reasonable attorneys' fees, expenses and costs incurred in responding to an action filed in violation of these Rules; provided, however, that neither fees, expenses, nor costs shall be awarded by the Arbitration Panel if the Party from which the award is sought can demonstrate to the Arbitration panel, in its sole discretion, that it did not violate these Rules or that it had reasonable grounds for believing that its action did not violate these Rules.

Requests for Reimbursement

For purposes of this Section K, any Party may request reimbursement of fees, expenses and/or costs by submitting said request in writing to the Arbitration Panel at any time before an award is delivered pursuant to Section 3-N hereof, with a copy to the Party from which reimbursement is sought, explaining why it is entitled to such reimbursement. The Party from which reimbursement is sought shall have 20 days to submit a response to such request to the Arbitration Panel with a copy to the Party seeking reimbursement.

Amended September 21, 2000

EXHIBIT 5-A

MEDIATION COMMITTEE

REPORTS TO: Board of Directors

CHARGE:

1. Develop and implement processes for resolving misunderstandings or disagreements between Plans or between Plans and the Association under the following circumstances:

   a. Matters at issue regarding relationships between Plans or between Plans and the Association.

   b. Matters at issue regarding relationships between Plans or between Plans and the Association.

   c. Matters at issue under the Inter-Plan Bank, Reciprocity, and Transfer Programs.

   d. Matters at issue regarding contractor selection or performance under the Medicare Part A Program.

2. Determination of equalization allowances and/or cost allowances under FEP shall not be considered by this Committee.

MEMBERSHIP: Six to Eight

STAFF: Senior Vice President and General Counsel

<u>Exhibit D</u>
Blue Cross License Agreement,
as amended through September 19, 2014

BLUE CROSS LICENSE AGREEMENT

(Includes revisions, if any, adopted by Member Plans through their September 19, 2014 meeting)

This agreement by and between Blue Cross and Blue Shield Association ("BCBSA") and The Blue Cross Plan, known as ________________ (the "Plan").

Preamble

WHEREAS, the Plan and/or its predecessor(s) in interest (collectively the "Plan") had the right to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") for health care plans in its service area, which was essentially local in nature;

WHEREAS, the Plan was desirous of assuring nationwide protection of the Licensed Marks, maintaining uniform quality controls among Plans, facilitating the provision of cost effective health care services to the public and otherwise benefiting the public;

WHEREAS, to better attain such ends, the Plan and the predecessor of BCBSA in 1972 simultaneously executed the BCA License Agreement (s) and the Ownership Agreement; and

WHEREAS, BCBSA and the Plan desire to supercede said Agreement(s) and to revise certain provisions of the Ownership Agreement to reflect their current practices and to assure the continued integrity of the Licensed Marks and of the BLUE CROSS system;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Agreement

1. BCBSA hereby grants to the Plan, upon the terms and conditions of this License Agreement ("Agreement" or "Primary License Agreement", the right to use BLUE CROSS in its trade and/or corporate name (the "Licensed Name"), and the right to use the Licensed Marks, in the sale, marketing and administration of health care plans and related services in the Service Area set forth and defined in paragraph 5 below. As used herein, health care plans and related services shall include acting as a nonprofit health care plan, a for-profit health care plan, or mutual health insurer operating on a not-for-profit or for-profit basis, under state law; financing access to health care services; when working with a bank that holds the relevant license to use the Licensed Name and Marks, offering: (i) tax-favored savings accounts for medical expenses and means for accessing such accounts, such as debit cards or checks, that are provided solely to support access to such tax-favored savings accounts, all pursuant to such license, or (ii) prepaid rewards cards that are provided for completion of a wellness program, all pursuant to such license; providing health care management and administration; administering, but not underwriting, non-health portions of Worker's Compensation insurance; delivering health care services, except hospital services (as defined in the Guidelines to Membership Standards Applicable to Regular Members); and performing the Eligibility and Enrollment functions of HR administration for all benefit plans offered by a group account to its members, including benefit plans not provided by the Plan, provided that the Plan has contracted to provide Health Coverage under the Licensed Marks to the account (as the terms "Health Coverage," "Eligibility" and "Enrollment" are defined in Exhibit 4, Paragraph 2.t.).

2. The Plan may use the Licensed Marks and Name in connection with the offering of: i) health care plans and related services in the Service Area through Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1 hereto (the "Controlled Affiliate License Agreement"); and: ii) insurance coverages offered by life insurers under the applicable law in the Service Area, other than those which the Plan may offer in its own name, provided through Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1A hereto (the "Controlled Affiliate License Agreement Applicable to Life Insurance Companies") or the Agreement attached as Exhibit 1A1 hereto (the "Controlled Affiliate Trademark License Agreement for Life and Disability Insurance Products") and further provided that the offering of such services does not and will not dilute or tarnish the unique value of the Licensed Marks and Name; and iii)administration and underwriting of Workers' Compensation Insurance Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1 hereto (the "Controlled Affiliate License."); and iv) regional Medicare Advantage PPO products in cooperation with one or more other Plans through jointly-held Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1B hereto (the "Controlled Affiliate License Agreement Applicable to Regional Medicare Advantage PPO Products"); and v) regional Medicare Part D Prescription Drug Plan products in cooperation with one or more other Plans through jointly-held Controlled Affiliates, provided that each such Controlled Affiliate is separately licensed to use the Licensed Marks and Name under the terms and conditions contained in the Agreement attached as Exhibit 1C hereto (the "Controlled Affiliate License Agreement Applicable to Regional Medicare Part D Prescription Drug Plan Products"). As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner that it is subject to the bona fide control of a Plan or Plans and, if the entity meets the standards of Paragraph 2a.B but not Paragraph2a.A, the entity, its owners, and persons

with authority to select or appoint members or board members, other than a Plan or Plans, have received written approval of BCBSA. Absent written approval by BCBSA of an alternative method of control, bona fide control shall have the meaning set forth in Paragraphs 2a. and 2b.

2a. With respect to the Controlled Affiliate Licenses authorized in clauses i) through iii) of Paragraph 2, bona fide control shall mean that a Plan (the "Sponsoring Plan") authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to this Primary License Agreement with BCBSA must have:

A. The legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof; (b) to exercise control over the policy and operations of the Controlled Affiliate; (c) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur. In addition, the Sponsoring Plan directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate; or

B. The legal authority directly or indirectly through wholly-owned subsidiaries (a) to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof; (b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur; (c) to exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Sponsoring Plan. Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by the Sponsoring Plan before the Controlled Affiliate can:

1. Change its legal and/or trade name;

2. Change the geographic area in which it operates;

3. Change any of the types of businesses in which it engages;

4. Create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business;

5. Sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced;

6. Make any loans or advances except in the ordinary course of business;

7. Enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners of the Controlled Affiliate or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Sponsoring Plan or other Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate);

8. Conduct any business other than under the Licensed Marks and Name;

9. Take any action that the Sponsoring Plan or BCBSA reasonably believes will adversely affect the Licensed Marks or Names.

In addition, the Sponsoring Plan directly or indirectly through wholly owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate; or

C. With respect to a Controlled Affiliate that is 100% controlled by Plans including the Sponsoring Plan and which offers solely Medicaid products and services, the legal authority together with such other Plans (a) to select all members of the Controlled Affiliate's governing body; (b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate; (c) to exercise control over the policy and operations of the Controlled Affiliate. In addition, the Sponsoring Plan and such other Plans shall own 100% of any for-profit Controlled Affiliate, with the Sponsoring Plan and such other Plans each having an ownership interest. Such 100% control and ownership by Plans shall be direct or, if indirect, solely through affiliates that are licensed to use marks owned by BCBSA. Further, the Sponsoring Plan and such other Plans shall execute the "Addendum to Controlled Affiliate License" attached as Exhibit B to Exhibit 1 attached hereto.

2b. With respect to the Controlled Affiliate License Agreements authorized in clauses iv) and v) of Paragraph 2, bona fide control shall mean that the Controlled Affiliate is organized and operated in such a manner that it meets the following requirements:

A. The Controlled Affiliate is owned or controlled by two or more Plans authorized to use the Licensed Marks pursuant to this License Agreement with BCBSA (for purposes of this subparagraph A. through subparagraph C., the "Controlling Plans"); and

Amended as of September 19, 2014

B. Each Controlling Plan is authorized pursuant to this Agreement to use the Licensed Marks in a geographic area in the Region (as that term is defined in such Controlled Affiliate License Agreements) and every geographic area in the Region is so licensed to at least one of the Controlling Plans; and

C. The Controlling Plans must have the legal authority directly or indirectly through wholly-owned subsidiaries (a) to select members of the Controlled Affiliate's governing body having not less than 100% voting control thereof; (b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plans do not concur; and (c) to exercise control over the policy and operations of the Controlled Affiliate. Notwithstanding anything to the contrary in (a) through (c) of this subparagraph E., the Controlled Affiliate's establishing or governing documents must also require written approval by each of the Controlling Plans before the Controlled Affiliate can:

1. Change its legal and/or trade names;

2. Change the geographic area in which it operates (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

3. Change any of the type(s) of businesses in which it engages (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

4. Take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Controlling Plans directly or indirectly through wholly-owned subsidiaries shall own 100% of any for-profit Controlled Affiliate.

Amended as of June 19, 2014

3. With respect to a Controlled Affiliate that is not licensed to use the Licensed Marks and Name, the Plan may, in communications that contain the Licensed Marks or Name, indicate its corporate relationship to the Affiliate and permit such Affiliate to indicate its corporate relationship to the Plan, solely in the circumstances, style and manner specified by BCBSA from time-to-time in regulations of general application consistent with the avoidance of confusion or mistake or the dilution or tarnishment of the Licensed Marks and Name. No rights are hereby created in any Controlled Affiliate to use the Licensed Marks or Name in its own name or otherwise.

4. The Plan recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Plan further recognizes that its actions within its Service Area may affect the value of the Licensed Marks and Name nationwide. The Plan agrees (a) to maintain in good standing its membership in BCBSA; (b) promptly to pay its dues to BCBSA, said dues to represent the royalties for this License Agreement; (c) materially to comply with all applicable laws; (d) to comply with the Membership Standards Applicable to Regular Members of BCBSA, a current copy of which is attached as Exhibit 2 hereto; and (e) reasonably to permit BCBSA, upon a written, good faith request and during reasonable business hours, to inspect the Plan's books and records necessary to ascertain compliance herewith. As to other Plans and third parties, BCBSA shall maintain the confidentiality of all documents and information furnished by the Plan pursuant hereto, or pursuant to the Membership Standards, and clearly designated by the Plan as containing proprietary information of the Plan.

5. The rights hereby granted are exclusive to the Plan within the geographical area(s) served by the Plan on June 30, 1972, and/or as to which the Plan has been granted a subsequent license, which is hereby defined as the "Service Area," except that BCBSA reserves the right to use the Licensed Marks in said Service Area, and except to the extent that said Service Area may overlap areas served by one or more other licensed Blue Cross Plans as of said date or subsequent license, as to which overlapping areas the rights hereby granted are nonexclusive as to such other Plan or Plans only.

Amended as of June 19, 2014

6. Except as expressly provided by BCBSA with respect to National Accounts, Government Programs and certain other necessary and collateral uses, the current rules and regulations governing which are attached as Exhibit 3 and Exhibit 4 hereto, and are contained in other documents referenced herein, or as expressly provided herein, the Plan may not use the Licensed Marks and Name outside the Service Area or in connection with other goods and services, nor may the Plan use the Licensed Marks or Name in a manner which is intended to transfer in the Service Area the goodwill associated therewith to another mark or name. Nothing herein shall be construed to prevent the Plan from engaging in lawful activity anywhere under other marks and names not confusingly similar to the Licensed Marks and Name, provided that engaging in such activity does and will not dilute or tarnish the unique value of the Licensed Marks and Name. In addition to any and all remedies available hereunder, BCBSA may impose monetary fines on the Plan for the Plan's use of the Licensed Marks and Names outside the Service Area, and provided that the procedure used in imposing a fine is consistent with procedures specifically prescribed by BCBSA from time to time in regulations of general application. In the case of regional Medicare Advantage PPO and regional Medicare Part D Prescription Drug Plan products offered by consenting and participating Plans in a region that includes the Service Areas, or portions thereof, of more than one Plan, such fine may be imposed jointly on the consenting and participating Plans for use of the Licensed Marks and Name in any geographic area of the region in which a Plan having exclusive rights to the Licensed Marks and Name does not consent to and participate in such offering, provided that the basis for imposition of such fine is consistent with rules specifically prescribed by BCBSA from time to time in regulations of general application.

7. The Plan agrees that it will display the Licensed Marks and Name only in such form, style and manner as shall be specifically prescribed by BCBSA from time-to-time in regulations of general application in order to prevent impairment of the distinctiveness of the Licensed Marks and Name and the goodwill pertaining thereto. The Plan shall cause to appear on all materials on or in connection with which the Licensed Marks or Name are used such legends, markings and notices as BCBSA may reasonably request in order to give appropriate notice of service mark or other proprietary rights therein or pertaining thereto.

8. BCBSA agrees that: (a) it will not grant any other license effective during the term of this License Agreement for the use of the Licensed Marks or Name which is inconsistent with the rights granted to the Plan hereunder; and (b) it will not itself use the Licensed Marks in derogation of the rights of the Plan or in a manner to deprive the Plan of the full benefits of this License Agreement, provided that BCBSA shall have the right to use the Licensed Marks in conjunction with any national offering under the Federal Employees Health Benefits Program in the manner set forth in Exhibit 4, Paragraph 4 (including subparagraphs) to this License Agreement. The Plan agrees that it will not attack the title of BCBSA in and to the Licensed Marks or Name or attack the validity of the Licensed Marks or of this License Agreement. The Plan further agrees that all use by it of the Licensed Marks and Name or any similar mark or name shall inure to the benefit of BCBSA, and the Plan shall cooperate with BCBSA in effectuating the assignment to BCBSA of any service mark or trademark registrations of the Licensed Marks or any similar mark or name held by the Plan or a Controlled Affiliate of the Plan, all or any portion of which registration consists of the Licensed Marks.

Amended as of November 16, 2006

9. (a). Should the Plan fail to comply with the provisions of paragraphs 2-4, 6, 7 and/or 12, and not cure such failure within thirty (30) days of receiving written notice thereof (or commence curing such failure within such thirty day period and continue diligent efforts to complete the curing of such failure if such curing cannot reasonably be completed within such thirty day period), BCBSA shall have the right to issue a notice that the Plan is in a state of noncompliance. Except as to the termination of a Plan's License Agreement or the merger of two or more Plans, disputes as to noncompliance, and all other disputes between or among BCBSA, the Plan, other Plans and/or Controlled Affiliates, shall be submitted promptly to mediation and mandatory dispute resolution pursuant to the rules and regulations of BCBSA, a current copy of which is attached as Exhibit 5 hereto, and shall be timely presented and resolved. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. If a state of noncompliance as aforesaid is undisputed by the Plan or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the License Agreement. Except, however, as provided in paragraphs 9(d)(iii), 15(a)(i)-(viii), and 15(a)(x) below, no Plan's license to use the Licensed Marks and Name may be finally terminated for any reason without the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans.

(b). Notwithstanding any other provision of this License Agreement, a Plan's license to use the Licensed Marks and Name may be forthwith terminated by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to Member Plans for: (i) failure to comply with any minimum capital or liquidity requirement under the Membership Standard on Financial Responsibility; or (ii) impending financial insolvency; or (iii) the pendency of any action instituted against the Plan seeking its dissolution or liquidation or its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property of business, unless this License Agreement has been earlier terminated under paragraph 15(a); or (iv) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans and/or the Licensed Marks.

(c). To the extent not otherwise provided therein, neither: (i) the Membership Standards Applicable to Regular Members of BCBSA; nor (ii) the rules and regulations governing Government Programs and certain other uses; nor (iii) the rules and regulations governing mediation and mandatory dispute resolution, may be amended unless and until each such amendment is first adopted by the affirmative vote of three-fourths of the Plans and of three-fourths of the total then current weighted vote of all the Plans. The rules and regulations governing National Accounts and other national programs required by the Membership Standards Applicable to Regular Members of BCBSA (Exhibit 2) are contained, in addition to those set forth in Exhibit 3, in the following documents, as amended from time to time: (1) the Transfer Program Policies and Provisions; (2) the Inter-Plan Programs Policies and Provisions; (3) Inter-Plan Medicare Advantage Program Policies and Provisions. The voting requirements specified in rules and regulations governing such national programs may not be amended unless and until each such amendment is first adopted by the affirmative vote of three-fourths of the Plans and of three-fourths of the total then current weighted vote of all the Plans.

Amended as of November 15, 2007

(d). The Plan may operate as a for-profit company on the following conditions:

(i) The Plan shall discharge all responsibilities which it has to the Association and to other Plans by virtue of this Agreement and the Plan's membership in BCBSA.

(ii) The Plan shall not use the licensed Marks and Name, or any derivative thereof, as part of its legal name or any symbol used to identify the Plan in any securities market. The Plan shall use the licensed Marks and Name as part of its trade name within its service area for the sale, marketing and administration of health care and related services in the service area.

(iii) The Plan's license to use the Licensed Marks and Name shall automatically terminate effective: (a) thirty days after the Plan knows, or there is an SEC filing indicating that, any Institutional Investor, has become the Beneficial Owner of securities representing 10% or more of the voting power of the Plan ("Excess Institutional Voter"), unless such Excess Institutional Voter shall cease to be an Excess Institutional Voter prior to such automatic termination becoming effective; (b) thirty days after the Plan knows, or there is an SEC filing indicating that, any Noninstitutional Investor has become the Beneficial Owner of securities representing 5% or more of the voting power of the Plan ("Excess Noninstitutional Voter") unless such Excess Noninstitutional Voter shall cease to be an Excess Noninstitutional Voter prior to such automatic termination becoming effective; (c) thirty days after the Plan knows, or there is an SEC filing indicating that, any Person has become the Beneficial Owner of 20% or more of the Plan's then outstanding common stock or other equity securities which (either by themselves or in combination) represent an ownership interest of 20% or more pursuant to determinations made under paragraph 9(d)(iv) below ("Excess Owner"), unless such Excess Owner shall cease to be an Excess Owner prior to such automatic termination becoming effective; (d) ten business days after individuals who at the time the Plan went public constituted the Board of Directors of the Plan (together with any new directors whose election to the Board was approved by a vote of 2/3 of the directors then still in office who were directors at the time the Plan went public or whose election or nomination was previously so approved) (the "Continuing Directors") cease for any reason to constitute a majority of the Board of Directors; or (e) ten business days after the Plan consolidates with or merges with or into any person or conveys, assigns, transfers or sells all or substantially all of its assets to any person other than a merger in which the Plan is the surviving entity and immediately after which merger, no person is an Excess Institutional Voter, an Excess Noninstitutional Voter or an Excess Owner: provided that, if requested by the affected Plan in a writing received by BCBSA prior to such automatic termination becoming effective, the provisions of this paragraph 9(d)(iii) may be waived, in whole or in part,

Amended as of September 17, 1997

upon the affirmative vote of a majority of the disinterested Plans and a majority of the total then current weighted vote of the disinterested Plans. Any waiver so granted may be conditioned upon such additional requirements (including but not limited to imposing new and independent grounds for termination of this License) as shall be approved by the affirmative vote of a majority of the disinterested Plans and a majority of the total then current weighted vote of the disinterested Plans. If a timely waiver request is received, no automatic termination shall become effective until the later of: (1) the conclusion of the applicable time period specified in paragraphs 9(d)(iii)(a)-(d) above, or (2) the conclusion of the first Member Plan meeting after receipt of such a waiver request.

In the event that the Plan's license to use the Licensed Marks and Name is terminated pursuant to this Paragraph 9(d)(iii), the license may be reinstated in BCBSA's sole discretion if, within 30 days of the date of such termination, the Plan demonstrates that the Person referred to in clause (a), (b) or (c) of the preceding paragraph is no longer an Excess Institutional Voter, an Excess Noninstitutional Voter or an Excess Owner.

(iv) The Plan shall not issue any class or series of security other than (i) shares of common stock having identical terms or options or derivatives of such common stock, (ii) non-voting, non-convertible debt securities or (iii) such other securities as the Plan may approve, provided that BCBSA receives notice at least thirty days prior to the issuance of such securities, including a description of the terms for such securities, and BCBSA shall have the authority to determine how such other securities will be counted in determining whether any Person is an Excess Institutional Voter, Excess Noninstitutional Voter or an Excess Owner.

(v) For purposes of paragraph 9(d)(iii), the following definitions shall apply:

(a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended and in effect on November 17, 1993 (the "Exchange Act").

(b) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; or (B) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) relating to the acquisition, holding, voting (except to the extent contemplated by the proviso to (b)(ii)(B) above) or disposing of any securities of the Plan.

Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Plan, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

(c) A Person shall be deemed an “Institutional Investor” if (but only if) such Person (i) is an entity or group identified in the SEC’s Rule 13d-1(b)(1)(ii) as constituted on June 1, 1997, and (ii) every filing made by such Person with the SEC under Regulation 13D-G (or any successor Regulation) with respect to such Person’s Beneficial Ownership of Plan securities shall have contained a certification identical to the one required by item 10 of SEC Schedule 13G as constituted on June 1, 1997.

(d) “Noninstitutional Investor” means any Person who is not an Institutional Investor.

(e) "Person" shall mean any individual, firm, partnership, corporation, trust, association, joint venture or other entity, and shall include any successor (by merger or otherwise) of such entity.

Amended as of September 17, 1997

(The next page is page 6)

10. This License Agreement shall remain in effect: (a) until terminated as provided herein; or (b) until this and all such other License Agreements are terminated by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans; or (c) until termination of aforesaid Ownership Agreement; or (d) until terminated by the Plan upon eighteen (18) months written notice to BCBSA or upon a shorter notice period approved by BCBSA in writing at its sole discretion.

11. Except as otherwise provided in paragraph 15 below or by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans, or unless this and all such other License Agreements are simultaneously terminated by force of law, the termination of this License Agreement for any reason whatsoever shall cause the reversion to BCBSA of all rights in and to the Licensed Marks and Name, and the Plan agrees that it will promptly discontinue all use of the Licensed Marks and Name, will not use them thereafter, and will promptly, upon written notice from BCBSA, change its corporate name so as to eliminate the Licensed Name therefrom.

12. The license hereby granted to Plan to use the Licensed Marks and Name is and shall be personal to the Plan so licensed and shall not be assignable by any act of the Plan, directly or indirectly, without the written consent of BCBSA. Said license shall not be assignable by operation of law, nor shall Plan mortgage or part with possession or control of this license or any right hereunder, and the Plan shall have no right to grant any sublicense to use the Licensed Marks and Name.

13. BCBSA shall maintain appropriate service mark registrations of the Licensed Marks and BCBSA shall take such lawful steps and proceedings as may be necessary or proper to prevent use of the Licensed Marks by any person who is not authorized to use the same. Any actions or proceedings undertaken by BCBSA under the provisions of this paragraph shall be at BCBSA's sole cost and expense. BCBSA shall have the sole right to determine whether or not any legal action shall be taken on account of unauthorized use of the Licensed Marks, such right not to be unreasonably exercised. The Plan shall report any unlawful usage of the Licensed Marks to BCBSA in writing and agrees, free of charge, to cooperate fully with BCBSA's program of enforcing and protecting the service mark rights, trade name rights and other rights in the Licensed Marks.

14. The Plan hereby agrees to save, defend, indemnify and hold BCBSA and any other Plan(s) harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise as a result of the activities of the Plan or of any hospital, medical group, clinic or other provider of health services that is owned or controlled directly or indirectly by Plan. BCBSA hereby agrees to save, defend, indemnify and hold the Plan and any other Plan(s) harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise exclusively and directly as a result of the activities of BCBSA.

15. (a). This Agreement shall automatically terminate upon the occurrence of any of the following events: (i) a voluntary petition shall be filed by the Plan or by BCBSA seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against the Plan or BCBSA seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by the Plan or BCBSA or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Plan or BCBSA respectively, or (iii) an order for relief is entered against the Plan or BCBSA in any case under the bankruptcy laws of the United States, or the Plan or BCBSA is adjudged bankrupt or insolvent (as that term is defined in the Uniform Commercial Code as enacted in the state of Illinois) by any court of competent jurisdiction, or (iv) the Plan or BCBSA makes a general assignment of its assets for the benefit of creditors, or (v) any government or any government official, office, agency, branch, or unit assumes control of the Plan or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by the Plan or BCBSA seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against the Plan or BCBSA seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by the Plan or BCBSA or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Plan or BCBSA respectively, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of the Plan's or BCBSA's property or business is appointed, or the Plan or BCBSA is ordered dissolved or liquidated, or (ix) the Plan shall fail to pay its dues and shall not cure such failure within thirty (30) days of receiving written notice thereof, or (x) if, due to regulatory action, the Plan together with any applicable Controlled Affiliate becomes unable to do business using the Names and Marks in any State or portion thereof included in its Service Area, provided that: (i) automatic termination shall not occur prior to the exhaustion by any such Plan of its rights to appeal or challenge such regulatory action; and (ii) in the event the Plan is licensed to do business using the Names and Marks in multiple States or portions of States, the termination of its License Agreement shall be solely limited to the State(s) or portions thereof in which the regulatory action applies. By not appealing or challenging such regulatory action within the time prescribed by law or regulation, and in any event no later than 120 days after such action is taken, a Plan shall be deemed to have exhausted its rights to appeal or challenge, and automatic termination shall proceed.

Notwithstanding any other provision of this Agreement, a declaration or a request for declaration of the existence of a trust over any of the Plan's or BCBSA's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 15(a)(vii) and (viii) of this Agreement.

Amended as of September 14, 2004

(b). BCBSA, or the Plans (as provided and in addition to the rights conferred in Paragraph 10(b) above), may terminate this Agreement immediately upon written notice upon the occurrence of either of the following events: (a) the Plan or BCBSA becomes insolvent (as that term is defined in the Uniform Commercial Code enacted in the state of Illinois), or (b) any final judgment against the Plan or BCBSA remains unsatisfied or unbonded of record for a period of sixty (60) days or longer.

(c). If this License Agreement is terminated as to BCBSA for any reason stated in subparagraphs 15(a) and (b) above, the ownership of the Licensed Marks shall revert to each of the Plans as provided in the Ownership Agreement.

(d). Upon termination of this License Agreement or any Controlled Affiliate License Agreement of a Larger Controlled Affiliate, as defined in Exhibit 1 to this License Agreement, the following conditions shall apply, except that, in the event of a partial termination of this Agreement pursuant to Paragraph 15 (a)(x)(ii) of this Agreement, the notices, national account listing, payment and audit right listed below shall be applicable solely with respect to the geographic area for which the Plan's license to use the Licensed Names and Marks is terminated:

(i) The terminated entity shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the terminated entity or its Controlled Affiliates under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA, subject to any conflicting state law and state regulatory requirements. This notice shall be mailed within 15 days after termination or, if termination is pursuant to paragraph 10(d) of this Agreement, within 15 days after the written notice to BCBSA described in paragraph 10(d).

(ii) The terminated entity shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the terminated entity is involved (in a Control, Participating or Servicing capacity), identifying the national account and the terminated entity's role therein. For those accounts where the terminated entity is the Control Plan, the Plan must also indicate the Participating and Servicing Plans in the national account syndicate.

(iii) Unless the cause of termination is an event stated in paragraph 15(a) or (b) above respecting BCBSA, the Plan and its Licensed Controlled Affiliates shall be jointly liable for payment to BCBSA of an amount equal to the Re-Establishment Fee (described below) multiplied by the number of Licensed Enrollees of the terminated entity and its Licensed Controlled Affiliates; provided that if any other Plan is permitted by BCBSA to use marks or names licensed by BCBSA in the Service Area established by this Agreement, the Re-Establishment Fee shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the terminated entity and its Licensed Controlled Affiliates and the denominator of which is the total number of Licensed Enrollees in the Service Area. The Re-Establishment Fee shall be indexed to a base fee of $80. The Re-Establishment Fee through December 31, 2005 shall be $80. The Re-Establishment Fee for calendar years after December 31, 2005 shall be adjusted on January 1 of each calendar year up to and including January 1, 2010 and shall be the base fee multiplied by 100% plus the cumulative percentage increase or decrease in the Plans' gross administrative expense (standard BCBSA definition) per Licensed Enrollee since December 31, 2004. The adjustment shall end on January 1, 2011, at which time the Re-Establishment Fee shall be fixed at the then-current amount and no longer automatically adjusted. For example, if the Plans' gross administrative expense per Licensed Enrollee was $278.60, $285.00 and $290.00 for calendar year end 2004, 2005 and 2006, respectively, the January 1, 2007 Re-Establishment Fee would be $83.27 (100% of the base fee plus $1.84 for calendar year 2005 and $1.43 for calendar year 2006). Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (a) the end of the last fiscal year of the terminated entity which ended prior to termination or (b) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph (d)(iii) shall be due only to the extent that, in BCBSA's

Amended as of June 16, 2005

opinion, it does not cause the net worth of the Plan to fall below 100% of the Health Risk-Based Capital formula or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this sub paragraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans), measured as of the date of termination and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plan or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage.
At least 50% of the Re-Establishment Fee shall be awarded to the Plan (or Plans) that receive the new license(s) for the service area(s) at issue; provided, however, that such award shall not become due or payable until all disputes, if any, regarding the amount of and BCBSA's right to such Re-Establishment Fee have been finally resolved; and provided further that the award shall be based on the final amount actually received by BCBSA. The Board of Directors shall adopt a resolution which it may amend from time to time that shall govern BCBSA's use of its portion of the award. In the event that the terminated entity's license is reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, BCBSA shall reimburse the Plan (and/or its Licensed Controlled Affiliates, as the case may be) for payments made under this subparagraph only to the extent that such payments exceed the amounts due to BCBSA pursuant to subparagraph 15(d)(vi) and any costs associated with reestablishing the Service Area, including any payments made by BCBSA to a Plan or Plans (or their Licensed Controlled Affiliates) for purposes of replacing the terminated entity.

(iv) The terminated entity shall comply with all financial settlement procedures set forth in BCBSA's License Termination Contingency Plan, as amended from time

Amended as of June 16, 2005

to time and shall work diligently and in good faith with BCBSA, any Alternative Control Licensee or Replacement Licensee and any existing or potential new account for Blue-branded products and services to minimize the disruption of termination, and honor, to the fullest extent possible, the desire of accounts to continue to receive or obtain Blue-branded products and services through a new Licensee ("Transition"). Such diligence and good faith on the part of the terminated entity shall include, but not be limited to: (a) working cooperatively with BCBSA to protect the Names and Marks from potential harm; (b) cooperating with BCBSA's use of the Names and Marks in the terminated entity's former service area during the termination and Transition; (c) transmitting, upon the request of an existing Blue account or of BCBSA with consent and on behalf of an existing Blue account, all member and account-data relating to the Federal Employee Program to BCBSA, and all member and account data relating to other programs to an Alternative Control Licensee or Replacement Licensee; (d) working with BCBSA and the Alternative Control or Replacement Licensee with respect to potential new Blue accounts headquartered in the terminated entity's former service area; (e) continuing to service Blue accounts during the Transition; (f) continuing to comply with National Programs, Federal Employee Program and NASCO policies and procedures and all voluntary BCBSA programs, policies and performance standards, such as Away From Home Care, including being responsible for payment of all penalties for non-compliance duly levied in conformity with the License Agreements, Membership Standards, or the Federal Employee Program agreements, that may arise during the Transition; (g) maintaining and providing access to its provider networks, as defined by Federal Employee Program agreements and National Account Program Policies and Provisions, and Inter-Plan Programs Policies and Provisions, and making those networks and discounts available to members and providers who participate in National Programs and the Federal Employee Program during the Transition; (h) maintaining its technical connections and processing capabilities during the Transition; and (i) working diligently to conclude all financial settlements and account reconciliations as negotiated in the termination transition agreement.

(v) Notwithstanding any other provision in this Agreement, BCBSA shall have the right, with the approval of its Board of Directors, to assess additional fines against the terminated entity during the Transition in the event it fails to maintain and provide access to provider networks as defined by Federal Employee Program agreements, National Account Program Policies and Provisions, and Inter-Plan Programs Policies and Provisions, and/or pass on applicable discounts. Such fines shall be in addition to any other assessments, fees or liquidated damages payable herein, or under existing policies and programs and shall be imposed to make whole BCBSA and/or the Plans. Terminated entity shall pay any such fines to BCBSA no later than 30 days after they are approved by the Board of Directors.

(vi) BCBSA shall have the right to examine and audit and/or hire at terminated entity's expense a third-party auditor to examine and audit the books and records of the terminated entity and its Licensed Controlled Affiliates to verify compliance with the terms and requirements this paragraph 15(d).

(vii) Subsequent to termination of this Agreement, the terminated entity and its affiliates, agents, and employees shall have an ongoing and continuing obligation to protect all BCBSA and Blue Licensee data that was acquired or accessed during the period this Agreement was in force, including but not limited to all confidential processes, pricing, provider, discount and other strategic and competitively sensitive information ("Blue Information") from disclosure, and shall not, either alone or with another entity, disclose such Blue Information or use it in any manner to compete without the express written permission of BCBSA.

(viii) As to a breach of 15 (d) (i), (ii), (iii), (iv), (vi), or (vii) the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 15 (d) (i), (ii), (iv), (vi), or (vii) by the Plan, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

Amended as of November 16, 2006

(ix) In the event that the terminated entity's license is reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, the Plan and its Licensed Controlled Affiliates shall be jointly liable for reimbursing BCBSA the reasonable costs incurred by BCBSA in connection with the termination and the reinstatement or court action, and any associated legal proceedings, including but not limited to: outside legal fees, consulting fees, public relations fees, advertising costs, and costs incurred to develop, lease or establish an interim provider network. Any amount due to BCBSA under this subparagraph may be waived in whole or in part by the BCBSA Board of Directors in its sole discretion.

(e). BCBSA shall be entitled to enjoin the Plan or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this License Agreement unless the License Agreement has been terminated pursuant to paragraph 10 (d) of this Agreement upon the required six (6) month written notice.

(f). BCBSA acknowledges that it is not the owner of assets of the Plan.

16. This Agreement supersedes any and all other agreements between the parties with respect to the subject matter herein, and contains all of the covenants and agreements of the parties as to the licensing of the Licensed Marks and Name. This Agreement may be amended only by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

17. If any provision or any part of any provision of this Agreement is judicially declared unlawful, each and every other provision, or any part of any provision, shall continue in full force and effect notwithstanding such judicial declaration.

18. No waiver by BCBSA or the Plan of any breach or default in performance on the part of BCBSA or the Plan or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

19a. All notices provided for hereunder shall be in writing and shall be sent in duplicate by regular mail to BCBSA or the Plan at the address currently published for each by BCBSA and shall be marked respectively to the attention of the President and, if any, the General Counsel, of BCBSA or the Plan.

19b. Except as provided in paragraphs 9(b), 9(d)(iii), 15(a), and 15(b) above, this Agreement may be terminated for a breach only upon at least 30 days' written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to the Member Plans.

19c. For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with 0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

Amended as of June 16, 2005

(The next page is page 9)

20. Nothing herein contained shall be construed to constitute the parties hereto as partners or joint venturers, or either as the agent of the other, and Plan shall have no right to bind or obligate BCBSA in any way, nor shall it represent that it has any right to do so. BCBSA shall have no liability to third parties with respect to any aspect of the business, activities, operations, products, or services of the Plan.

21. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed, effective as of the date of last signature written below.

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By________________________________

Title______________________________

Date______________________________

PLAN:

By________________________________

Title______________________________

Date______________________________

EXHIBIT 1

BLUE CROSS
CONTROLLED AFFILIATE LICENSE AGREEMENT

(Includes revisions adopted by Member Plans through their September 19, 2014 meeting)

This Agreement by and among Blue Cross and Blue Shield Association ("BCBSA") and _______ ("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan, known as _________ ("Plan" or "Sponsoring Plan"), which is also a Party signatory hereto.

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, Plan and Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name");

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to Controlled Affiliate the right to use the Licensed Marks and Name in connection with, and only in connection with: (i) health care plans and related services, as defined in BCBSA's License Agreement with Plan, and administering the non-health portion of workers' compensation insurance, and (ii) underwriting the indemnity portion of workers' compensation insurance, provided that Controlled Affiliate's total premium revenue comprises less than 15 percent of the Sponsoring Plan's net subscription revenue.

This grant of rights is non-exclusive and is limited to the Service Area served by the Plan. Controlled Affiliate may use the Licensed Marks and Name in its legal name on the following conditions: (i) the legal name must be approved in advance, in writing, by BCBSA; (ii) Controlled Affiliate shall not do business outside the Service Area under any name or mark; and (iii) Controlled Affiliate shall not use the Licensed Marks and Name, or any derivative thereof, as part of any name or symbol used to identify itself in any securities market. Controlled Affiliate may use the Licensed Marks and Name in its Trade Name only with the prior, written, consent of BCBSA.

2. QUALITY CONTROL

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in connection with the licensed services and further agrees to be bound by the conditions regarding quality control shown in attached Exhibit A as they may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees to comply with all applicable federal, state and local laws.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by Plan or by BCBSA) a report or reports to Plan and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of this paragraph and the attached Exhibit A.

D. Controlled Affiliate agrees that Plan and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

E. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner, that the Sponsoring Plan has:

(1) The legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof; and

(b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur; and

(c) to exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Sponsoring Plan; and

Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by the Sponsoring Plan before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates;

(iii) change any of the type(s) of businesses in which it engages;

Amended September 19, 2014

(iv) create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business;

(v) sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced;

(vi) make any loans or advances except in the ordinary course of business;

(vii) enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Sponsoring Plan or other Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate);

(viii) conduct any business other than under the Licensed Marks and Name;

(ix) take any action that the Sponsoring Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Sponsoring Plan directly or indirectly through wholly owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate.

Or

(2) the legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof and to:

(b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur; and

(c) to exercise control over the policy and operations of the Controlled Affiliate.

In addition, the Sponsoring Plan directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate.

Or

(3) With respect to a Controlled Affiliate that is 100% controlled by Plans including the Sponsoring Plan and which offers solely Medicaid products and services, the legal authority together with such other Plans:

(a) to select all members of the Controlled Affiliate's governing body; and

(b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate; and

(c) to exercise control over the policy and operations of the Controlled Affiliate.

In addition, the Sponsoring Plan and such other Plans shall own 100% of any for-profit Controlled Affiliate, with the Sponsoring Plan and such other Plans each having an ownership interest. Such control and ownership by Plans must be direct or, if indirect, solely through affiliates that are licensed to use marks owned by BCBSA. Further, the Sponsoring Plan and such other Plans shall execute the Addendum to Controlled Affiliate License attached hereto as Exhibit B.

3. SERVICE MARK USE

A. Controlled Affiliate recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Controlled Affiliate further recognizes that its actions within its Service Area may affect the value of the Licensed Marks and Name nationwide.

B. Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks and Name, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks and Name and shall comply with such rules (generally applicable to Controlled Affiliates licensed to use the Licensed Marks and Name) relative to service mark use, as are issued from time-to-time by BCBSA. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks and Name by Controlled Affiliate shall inure to the benefit of BCBSA.

C. Controlled Affiliate may not directly or indirectly use the Licensed Marks and Name in a manner that transfers or is intended to transfer in the Service Area the goodwill associated therewith to another mark or name, nor may Controlled Affiliate engage in activity that may dilute or tarnish the unique value of the Licensed Marks and Name.

D. If Controlled Affiliate meets the standards of 2E(1) but not 2E(2) above and any of Controlled Affiliate's advertising or promotional material is reasonably determined by BCBSA and/or the Plan to be in contravention of rules and regulations governing the use of the Licensed Marks and Name, Controlled Affiliate shall for ninety (90) days thereafter obtain prior approval from BCBSA of advertising and promotional efforts using the Licensed Marks and Name, approval or disapproval thereof to be forthcoming within five (5) business days of receipt of same by BCBSA or its designee. In all advertising and promotional efforts, Controlled Affiliate shall observe the Service Area limitations applicable to Plan.

E. Notwithstanding any other provision in the Plan's License Agreement with BCBSA or in this Agreement, Controlled Affiliate shall use its best efforts to promote and build the value of the Licensed Marks and Name.

Amended September 19, 2014

4. SUBLICENSING AND ASSIGNMENT

Controlled Affiliate shall not, directly or indirectly, sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the sole option of Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. INFRINGEMENT

Controlled Affiliate shall promptly notify Plan and Plan shall promptly notify BCBSA of any suspected acts of infringement, unfair competition or passing off that may occur in relation to the Licensed Marks and Name. Controlled Affiliate shall not be entitled to require Plan or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to Plan and BCBSA, without charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks and Name by BCBSA.

6. LIABILITY INDEMNIFICATION

Controlled Affiliate and Plan hereby agree to save, defend, indemnify and hold BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description (except those arising solely as a result of BCBSA's negligence) that may arise as a result of or related to: (i) Controlled Affiliate's rendering of services under the Licensed Marks and Name; or (ii) the activities of any hospital, medical group, clinic or other provider of health services that is owned or controlled directly or indirectly by Plan or Controlled Affiliate.

7. LICENSE TERM

A. Except as otherwise provided herein, the license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods unless terminated pursuant to the provisions herein.

B. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that: (i) the Plan ceases to be authorized to use the Licensed Marks and Name; or (ii) pursuant to Paragraph 15(a)(x) of the Blue Cross License Agreement the Plan ceases to be authorized to use the Licensed Names and Marks in the geographic area served by the Controlled Affiliate provided, however, that if the Controlled Affiliate is serving more than one State or portions thereof, the termination of this Agreement shall be limited to the State(s) or portions thereof in which the Plan's license to use the Licensed Marks and Names is terminated. By not appealing or challenging such regulatory action within the time prescribed by law or regulation, and in any event no later than 120 days after such action is taken, a Plan shall be deemed to have exhausted its rights to appeal or challenge, and automatic termination shall proceed.

C. Notwithstanding any other provision of this Agreement, this license to use the Licensed Marks and Name may be forthwith terminated by the Plan or the affirmative vote of the majority of the Board of Directors of BCBSA present and voting at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Plan advising of the specific matters at issue and granting the Plan an opportunity to be heard and to present its response to the Board for: (1) failure to comply with any applicable minimum capital or liquidity requirement under the quality control standards of this Agreement; or (2) failure to comply with the "Organization and Governance" quality control standard of this Agreement; or (3) impending financial insolvency; or (4) for a Smaller Controlled Affiliate (as defined in Exhibit A), failure to comply with any of the applicable requirements of Standards 2, 3, 4, 5 or 7 of attached Exhibit A; or (5) the pendency of any action instituted against the Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property or business, unless this Controlled Affiliate License Agreement has been earlier terminated under paragraph 7(e); or (6) failure by a Controlled Affiliate that meets the standards of 2E(1) but not 2E(2) above to obtain BCBSA's written consent to a change in the identity of any owner, in the extent of ownership, or in the identity of any person or entity with the authority to select or appoint members or board members, provided that as to publicly traded Controlled Affiliates this provision shall apply only if the change affects a person or entity that owns at least 5% of the Controlled Affiliate's stock before or after the change; or (7) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans, any other licensee including Controlled Affiliate and/or the Licensed Marks and Name.

D. Except as otherwise provided in Paragraphs 7(B), 7(C) or 7(E) herein, should Controlled Affiliate fail to comply with the provisions of this Agreement and not cure such failure within thirty (30) days of receiving written notice thereof (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period) BCBSA or the Plan shall have the right to issue a notice that the Controlled Affiliate is in a state of noncompliance. If a state of noncompliance as aforesaid is undisputed by the Controlled Affiliate or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the Agreement or to issue a notice of termination thereof. Notwithstanding any other provisions of this Agreement, any disputes as to the termination of this License pursuant to Paragraphs 7(B), 7(C) or 7(E) of this Agreement shall not be subject to mediation and mandatory dispute resolution. All other disputes between BCBSA, the Plan and/or Controlled Affiliate shall be submitted promptly to mediation and mandatory dispute resolution. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. Except, however, as provided in Paragraphs 7(B) and 7(E) of this Agreement, this license to use the Licensed Marks and Name may not be finally terminated for any reason without the affirmative vote of a majority of the present and voting members of the Board of Directors of BCBSA.

E. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

(1) Controlled Affiliate shall no longer comply with item 2(E) above;

(2) Appropriate dues, royalties and other payments for Controlled Affiliate pursuant to paragraph 9 hereof, which are the royalties for this License Agreement, are more than sixty (60) days in arrears to BCBSA; or

(3) Any of the following events occur: (i) a voluntary petition shall be filed by Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by Controlled Affiliate or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Controlled Affiliate, or (iii) an order for relief is entered against Controlled Affiliate in any case under the bankruptcy laws of the United States, or Controlled Affiliate is adjudged bankrupt or insolvent as those terms are defined in the Uniform Commercial Code as enacted in the State of Illinois by any court of competent jurisdiction, or (iv) Controlled Affiliate makes a general assignment of its assets for the benefit of creditors, or (v) any government or any government official, office, agency, branch, or unit assumes control of Controlled Affiliate or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by Controlled Affiliate or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Controlled Affiliate, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of Controlled Affiliate's property or business is appointed or the Controlled Affiliate is ordered dissolved or liquidated. Notwithstanding any other provision of this Agreement, a declaration or a request for declaration of the existence of a trust over any of the Controlled Affiliate's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 7(e)(3)(vii) and (viii) of this Agreement

Amended as of March 18, 2004

F. Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks and Name, including any use in its trade name.

G. Upon termination of this Agreement, Controlled Affiliate shall immediately notify all of its customers that it is no longer a licensee of BCBSA and, if directed by the Association's Board of Directors, shall provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in a form approved by BCBSA. The BCBSA shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

H. In the event this Agreement terminates pursuant to 7(b) hereof, or in the event the Controlled Affiliate is a Larger Controlled Affiliate (as defined in Exhibit A), upon termination of this Agreement, the provisions of Paragraph 7.G. shall not apply and the following provisions shall apply, except that, in the event of a partial termination of this Agreement pursuant to Paragraph 7(B)(ii) of this Agreement, the notices, national account listing, payment, and audit right listed below shall be applicable solely with respect to the geographic area for which the Plan's license to use the Licensed Names and Marks is terminated:

(1) The Controlled Affiliate shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the Controlled Affiliate under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA, subject to any conflicting state law and state regulatory requirements. This notice shall be mailed within 15 days after termination.

(2) The Controlled Affiliate shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the Controlled Affiliate is involved (in a control, participating or servicing capacity), identifying the national account and the Controlled Affiliate's role therein.

(3) Unless the cause of termination is an event respecting BCBSA stated in paragraph 15(a) or (b) of the Plan's license agreement with BCBSA to use the Licensed Marks and Name, the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates of the Plan shall be jointly liable for payment to BCBSA of an amount equal to the Re-Establishment Fee (desribed below) multiplied by the number of Licensed Enrollees of the Controlled Affiliate; provided that if any other Plan is permitted by BCBSA to use marks or names licensed by BCBSA in the Service Area established by this Agreement, the Re-Establishment Fee shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates and the denominator of which is the total number of Licensed Enrollees in the Service Area.

Amended as of June 16, 2005

The Re-Establishment Fee shall be indexed to a base fee of $80. The Re-Establishment Fee through December 31, 2005 shall be $80. The Re-establishment Fee for calendar years after December 31, 2005 shall be adjusted on January 1 of each calendar year up to and including January 1, 2010 and shall be the base fee multiplied by 100% plus the cumulative percentage increase or decrease in the Plans' gross administrative expense (standard BCBSA definition) per Licensed Enrollee since December 31, 2004. The adjustment shall end on January 1, 2011, at which time the Re-Establishment Fee shall be fixed at the then-current amount and no longer automatically adjusted. For example, if the Plans' gross administrative expense per Licensed Enrollee was $278.60, $285.00 and $290.00 for calendar year end 2004, 2005 and 2006, respectively, the January 1, 2007 Re-Establishment Fee would be $83.27 (100% of base fee plus $1.84 for calendar year 2005 and $1.43 for calendar year 2006). Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (i) the end of the last fiscal year of the terminated entity which ended prior to termination or (ii) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph H. (3) shall be due only to the extent that, in BCBSA's opinion, it does not cause the net worth of the Controlled Affiliate, the Plan or any other Licensed Controlled Affiliates of the Plan to fall below 100% of the Health Risk-Based Capital formula, or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this sub paragraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans); measured as of the date of termination, and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plans or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage. At least 50% of the Re-Establishment Fee shall be awarded to the Plan (or Plans) that receive the new license(s) for the service area(s) at issue; provided, however, that such award shall not become due or payable until all disputes, if any, regarding the amount of and BCBSA's right to such Re-Establishment Fee have been finally resolved; and provided further that the award shall be based on the final amount actually received by BCBSA. The Board of Directors shall adopt a resolution which it may amend from time to time that shall govern BCBSA's use of its portion of the award. In the event that the Controlled Affiliate's license is reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, BCBSA shall reimburse the Controlled Affiliate (and/or the Plan or its other Licensed Controlled Affiliates, as the case may be) for payments made under this subparagraph 7.H.(3) only to the extent that such payments exceed the amounts due to BCBSA pursuant to paragraph 7.M. and

Amended as of June 16, 2005

any costs associated with reestablishing the Service Area, including payments made by BCBSA to a Plan or Plans (or their Licensed Controlled Affiliates) for purposes of replacing the Controlled Affiliate.

(4) BCBSA shall have the right to examine and audit and/or hire at terminated entity's expense a third party auditor to examine and audit the books and records of the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates of the Plan to verify compliance with this paragraph 7.H.

(5) Subsequent to termination of this Agreement, the terminated entity and its affiliates, agents, and employees shall have an ongoing and continuing obligation to protect all BCBSA and Blue Licensee data that was acquired or accessed during the period this Agreement was in force, including but not limited to all confidential processes, pricing, provider, discount and other strategic and competitively sensitive information ("Blue Information") from disclosure, and shall not, either alone or with another entity, disclose such Blue Information or use it in any manner to compete without the express written permission of BCBSA.

(6) As to a breach of 7.H.(1), (2), (3), (4) or (5) the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 7.H.(1), (2) or (4) by the Controlled Affiliate, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

I. This Agreement shall remain in effect until terminated by the Controlled Affiliate or the Plan upon not less than eighteen (18) months written notice to the Association or upon a shorter notice period approved by BCBSA in writing at its sole discretion, or until terminated as otherwise provided herein. The Plan's right to terminate without cause upon such notice is unfettered and may be exercised in the Plan's sole discretion.

J. In the event the Controlled Affiliate is a Smaller Controlled Affiliate (as defined in Exhibit A), the Controlled Affiliate agrees to be jointly liable for the amount described in H.3. and M. hereof upon termination of the BCBSA license agreement of any Larger Controlled Affiliate of the Plan.

K. BCBSA shall be entitled to enjoin the Controlled Affiliate or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this Agreement unless the Plan's license from BCBSA to use the Licensed Marks and Names has been terminated pursuant to 10(d) of the Plan's license agreement upon the required 6 month written notice.

L. BCBSA acknowledges that it is not the owner of assets of the Controlled Affiliate.

M. In the event that the Plan has more than 50 percent voting control of the Controlled Affiliate under Paragraph 2(E)(2) above and is a Larger Controlled Affiliate (as defined in Exhibit A), then the vote called for in Paragraphs 7(C) and 7(D) above shall require the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans.

N. In the event this Agreement terminates and is subsequently reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, the Controlled Affiliate, the Plan, and any other Licensed Controlled Affiliates of the Plan shall be jointly liable for reimbursing BCBSA the reasonable costs incurred by BCBSA in connection with the termination and the reinstatement or court action, and any associated legal proceedings, including but not limited to: outside legal fees, consulting fees, public relations fees, advertising costs, and costs incurred to develop, lease or establish an interim provider network. Any amount due to BCBSA under this subparagraph may be waived in whole or in part by the BCBSA Board of Directors in its sole discretion.

8. DISPUTE RESOLUTION

The parties agree that any disputes between them or between or among either of them and one or more Plans or Controlled Affiliates of Plans that use in any manner the Blue Cross and Blue Cross Marks and Name are subject to the Mediation and Mandatory Dispute Resolution process attached to and made a part of Plan's License from BCBSA to use the Licensed Marks and Name as Exhibit 5 as amended from time-to-time, which documents are incorporated herein by reference as though fully set forth herein.

9. LICENSE FEE

Controlled Affiliate will pay to BCBSA a fee for this License determined pursuant to the formula(s) set forth in Exhibit C.

10. JOINT VENTURE

Nothing contained in the Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between Plan and Controlled Affiliate or between either and BCBSA.

11. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

12. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

13. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such findings shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

14. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with 0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

Amended as of June 16, 2005

THIS PAGE IS INTENTIONALLY BLANK.

15. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

16. HEADINGS

The headings inserted in this agreement are for convenience only and shall have no bearing on the interpretation hereof.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed and effective as of the date of last signature written below.

Controlled Affiliate:

By:__________________________________

Date:__________________________________

Plan:

By:__________________________________

Date:__________________________________

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:__________________________________

Date:__________________________________

EXHIBIT A

CONTROLLED AFFILIATE LICENSE STANDARDS
September 2014
PREAMBLE

For purposes of definition:

- A "smaller Controlled Affiliate:" (1) comprises less than fifteen percent (15%) of Sponsoring Plan's and its licensed Controlled Affiliates' total member enrollment (as reported on the BCBSA Quarterly Enrollment Report, excluding rider and freestanding coverage, and treating an entity seeking licensure as licensed);* or (2) underwrites the indemnity portion of workers' compensation insurance and has total premium revenue less than 15 percent of the Sponsoring Plan's net subscription revenue.

- A "larger Controlled Affiliate" comprises fifteen percent (15%) or more of Sponsoring Plan's and its licensed Controlled Affiliates' total member enrollment (as reported on the BCBSA Quarterly Enrollment Report, excluding rider and freestanding coverage, and treating an entity seeking licensure as licensed.)*

Changes in Controlled Affiliate status:

If **any** Controlled Affiliate's status changes regarding: its Plan ownership level, its risk acceptance or direct delivery of medical care, the Controlled Affiliate shall notify BCBSA within thirty (30) days of such occurrence in writing and come into compliance with the applicable standards within six (6) months.

If a smaller Controlled Affiliate's health and workers' compensation administration business reaches or surpasses fifteen percent (15%) of the total member enrollment of the Sponsoring Plan and licensed Controlled Affiliates, the Controlled Affiliate shall:

Amended as of September 19, 2014

EXHIBIT A (continued)

1. Within thirty (30) days, notify BCBSA of this fact in writing, including evidence that the Controlled Affiliate meets the minimum liquidity and capital (BCBSA "Health Risk-Based Capital (HRBC)" as defined by the NAIC and state-established minimum reserve) requirements of the larger Controlled Affiliate Financial Responsibility standard; and

2. Within six (6) months after reaching or surpassing the fifteen percent (15%) threshold, demonstrate compliance with all license requirements for a larger Controlled Affiliate.

If a Controlled Affiliate that underwrites the indemnity portion of workers' compensation insurance receives a change in rating or proposed change in rating, the Controlled Affiliate shall notify BCBSA within 30 days of notification by the external rating agency.

*For purposes of this calculation,

The numerator equals:

Applicant Controlled Affiliate's member enrollment, as defined in BCBSA's Quarterly Enrollment Report (excluding rider and freestanding coverage).

The denominator equals:

Numerator PLUS Sponsoring Plan and all other licensed Controlled Affiliates' member enrollment, as reported in BCBSA's Quarterly Enrollment Report (excluding rider and freestanding coverage).

Amended as of September 19, 2002

EXHIBIT A (continued)

STANDARDS FOR LICENSED CONTROLLED AFFILIATES

Each licensed controlled affiliate shall be subject to certain standards as determined below:

1. What percent of the licensed controlled affiliate is controlled by the Sponsoring Plan and other Plans?

More than 50% by Sponsoring Plan	50% by Sponsoring Plan	100% Plan control but less than 50% Sponsoring Plan Control and its offers solely Medicaid products and services
⇩	⇩	⇩
Standard 1A, 4	Standard 1B, 4	Standard1(C)

IN ADDITION,

2. Is risk being assumed?

Yes			No		
Controlled Affiliate underwrites any indemnity portion of workers' compensation insurance	Controlled Affiliate comprises < 15% of total member enrollment of Sponsoring Plan and its licensed affiliates, and does not underwrite the indemnity portion of workers' compensation insurance	Controlled Affiliate comprises ≥ 15% of total member enrollment of Sponsoring Plan and its licensed affiliates, and does not underwrite the indemnity portion of workers' compensation insurance	Controlled Affiliate comprises < 15% of total member enrollment of Sponsoring Plan and its licensed affiliates	Controlled Affiliate comprises ≥ 15% of total member enrollment of Sponsoring Plan and its licensed affiliates	
⇩	⇩	⇩	⇩	⇩	
Standards 7A-7E, 11	Standard 2 (Guidelines 1.1,1.2) and Standard 11	Standard 6H	Standard 2 (Guidelines 1.1,1.3) and Standard 11	Standard 6H	

IN ADDITION,

3. Is medical care being directly provided?

Yes	No
⇩	⇩
Standard 3A	Standard 3B

IN ADDITION,

4. If the controlled affiliate has health or workers' compensation administration business, does such business comprise 15% or more of the total member enrollment of Plan and its licensed controlled affiliates?

Yes	No		
⇩			
Standards 6A-6J	Controlled Affiliate is not a former primary licensee and is not subject to Standard 1(C)	Controlled Affiliate is a former primary licensee	Controlled Affiliate is not a former primary licensee and is subject to Standard 1(C)
	⇩	⇩	⇩
	Standards 5,8,9B,10,11	Standards 5,8,9A,11	Standards 5,8,9B,11

EXHIBIT A (continued)

Standard 1 - Organization and Governance

1A.) The Standard for more than 50% Plan control is:

A Controlled Affiliate shall be organized and operated in such a manner that a Plan authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to the separate Primary License Agreement with BCBSA, (the "Sponsoring Plan"), has the legal authority, directly or indirectly through wholly-owned subsidiaries: 1) to select members of the Controlled Affiliate's governing body having more than 50% voting control thereof; and 2) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur; and 3) to exercise control over the policy and operations of the Controlled Affiliate. In addition, the Sponsoring Plan directly or indirectly through wholly-owned subsidiaries shall own more than 50% of any for-profit Controlled Affiliate.

1B.) The Standard for 50% Plan control is:

A Controlled Affiliate shall be organized and operated in such a manner that a Plan authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to the separate Primary License Agreement with BCBSA, (the "Sponsoring Plan"), has the legal authority, directly or indirectly through wholly-owned subsidiaries:

1) to select members of the Controlled Affiliate's governing body having not less than 50% voting control thereof; and

2) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Sponsoring Plan does not concur; and

3) to exercise control over the policy and operations of the Controlled Affiliate at least equal to that exercised by persons or entities (jointly or individually) other than the Sponsoring Plan.

Amended as of September 19, 2014

EXHIBIT A (continued)

Notwithstanding anything to the contrary in 1) through 3) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by Sponsoring Plan before the Controlled Affiliate can:

- o change the geographic area in which it operates
- o change its legal and/or trade names
- o change any of the types of businesses in which it engages
- o create, or become liable for by way of guarantee, any indebtedness, other than indebtedness arising in the ordinary course of business
- o sell any assets, except for sales in the ordinary course of business or sales of equipment no longer useful or being replaced
- o make any loans or advances except in the ordinary course of business
- o enter into any arrangement or agreement with any party directly or indirectly affiliated with any of the owners or persons or entities with the authority to select or appoint members or board members of the Controlled Affiliate, other than the Sponsoring Plan or other Plans (excluding owners of stock holdings of under 5% in a publicly traded Controlled Affiliate)
- o conduct any business other than under the Licensed Marks and Name
- o take any action that the Sponsoring Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Sponsoring Plan directly or indirectly through wholly-owned subsidiaries shall own at least 50% of any for-profit Controlled Affiliate.

1C.) The Standard for 100% Plan control but less than 50% Sponsoring Plan Control:

A Controlled Affiliate shall be organized and operated in such a manner that (i) it offers solely Medicaid products and services; and (ii) a Plan authorized to use the Licensed Marks in the Service Area of the Controlled Affiliate pursuant to the separate Primary License Agreement with BCBSA (the "Sponsoring Plan,) has the legal authority together with Other Plans:

Amended September 19, 2014

1) to select all members of the Controlled Affiliate's governing body; and

2) to prevent any change in the articles of incorporation, bylaws, or other establishing or governing documents of the Controlled Affiliate; and

3) to exercise control over the policy and operations of the Controlled Affiliate.

In addition, the Sponsoring Plan and such other Plans shall own 100% of any for-profit Controlled Affiliate, with the Sponsoring Plan and such other Plans each having an ownership interest. Such 100% control and ownership by Plans shall be direct or, if indirect, solely through affiliates that are licensed to use marks owned by BCBSA. Further, the Sponsoring Plan and such other Plans shall execute the Addendum to Controlled Affiliate License.

Amended September 19, 2014

EXHIBIT A (continued)

Standard 2 - Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers. If a risk-assuming Controlled Affiliate ceases operations for any reason, Blue Cross and/or Blue Cross Plan coverage will be offered to all Controlled Affiliate subscribers without exclusions, limitations or conditions based on health status. If a nonrisk-assuming Controlled Affiliate ceases operations for any reason, Sponsoring Plan will provide for services to its customers. The requirements of the preceding two sentences shall apply to all lines of business unless a line of business is specially exempted from the requirement(s) by the BCBSA Board of Directors.

Standard 3 - State Licensure/Certification

3A.) The Standard for a Controlled Affiliate that employs, owns or contracts on a substantially exclusive basis for medical services is:

A Controlled Affiliate shall maintain unimpaired licensure or certification for its medical care providers to operate under applicable state laws.

3B.) The Standard for a Controlled Affiliate that does not employ, own or contract on a substantially exclusive basis for medical services is:

A Controlled Affiliate shall maintain unimpaired licensure or certification to operate under applicable state laws.

Standard 4 - Certain Disclosures

A Controlled Affiliate shall make adequate disclosure in contracting with third parties and in disseminating public statements of 1) the structure of the Blue Cross and Blue Shield System; and 2) the independent nature of every licensee; and 3) the Controlled Affiliate's financial condition.

Amended as of September 19, 2014

EXHIBIT A (continued)

Standard 5 - Reports and Records for Certain Smaller Controlled Affiliates

For a smaller Controlled Affiliate that does not underwrite the indemnity portion of workers' compensation insurance, the Standard is:

A Controlled Affiliate and/or its Sponsoring licensed Plan shall furnish, on a timely and accurate basis, reports and records relating to these Standards and the License Agreements between BCBSA and Controlled Affiliate.

Standard 6 - Other Standards for Larger Controlled Affiliates

Standards 6(A) - (I) that follow apply to larger Controlled Affiliates.

Standard 6(A): Board of Directors

A Controlled Affiliate Governing Board shall act in the interest of its Corporation in providing cost-effective health care services to its customers. A Controlled Affiliate shall maintain a governing Board, which shall control the Controlled Affiliate, composed of a majority of persons other than providers of health care services, who shall be known as public members. A public member shall not be an employee of or have a financial interest in a health care provider, nor be a member of a profession which provides health care services.

Standard 6(B): Responsiveness to Customers

A Controlled Affiliate shall be operated in a manner responsive to customer needs and requirements.

Standard 6(C): Participation in National Programs

A Controlled Affiliate shall effectively and efficiently participate in each national program as from time to time may be adopted by the Member Plans for the purposes of providing portability of membership between the licensees and ease of claims processing for customers receiving benefits outside of the Controlled Affiliate's Service Area.

Amended as of September 19, 2014

EXHIBIT A (continued)

Such programs are applicable to licensees, and include:

1. Transfer Program;
2. BlueCard Program;
3. Inter-Plan Teleprocessing System (ITS);
4. National Account Programs;
5. Business Associate Agreement for Blue Cross and Blue Shield Licensees, effective April 14, 2003; and
6. Inter-Plan Medicare Advantage Program.

Standard 6(D): Financial Performance Requirements

In addition to requirements under the national programs listed in Standard 6C: Participation in National Programs, a Controlled Affiliate shall take such action as required to ensure its financial performance in programs and contracts of an inter-licensee nature or where BCBSA is a party.

Standard 6(E): Cooperation with Plan Performance Response Process

A Controlled Affiliate shall cooperate with BCBSA's Board of Directors and its Brand Enhancement & Protection Committee in the administration of the Plan Performance Response Process and in addressing Controlled Affiliate performance problems identified thereunder.

Standard 6(F): Independent Financial Rating

A Controlled Affiliate shall obtain a rating of its financial strength from an independent rating agency approved by BCBSA's Board of Directors for such purpose.

Standard 6(G): Local and National Best Efforts

Notwithstanding any other provision in the Plan's License Agreement with BCBSA or in this License Agreement, during each year, a Controlled Affiliate shall use its best efforts to promote and build the value of the Blue Cross Mark.

Standard 6(H): Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Amended as of November 15, 2007

EXHIBIT A (continued)

Standard 6(I): Reports and Records

A Controlled Affiliate shall furnish to BCBSA on a timely and accurate basis reports and records relating to compliance with these Standards and the License Agreements between BCBSA and Controlled Affiliate. Such reports and records are the following:

A) BCBSA Controlled Affiliate Licensure Information Request; and

B) Biennial trade name and service mark usage material, including disclosure material; and

C) Changes in the ownership and governance of the Controlled Affiliate, including changes in its charter, articles of incorporation, or bylaws, changes in a Controlled Affiliate's Board composition, or changes in the identity of the Controlled Affiliate's Principal Officers, and changes in risk acceptance, contract growth, or direct delivery of medical care; and

D) Semi-annual "Health Risk-Based Capital (HRBC) Report"as defined by the NAIC, Annual Certified Audit Report, Insurance Department Examination Report, Annual Statement filed with State Insurance Department (with all attachments), and

Amended as of November 17, 2011

EXHIBIT A (continued)

Standard 6(J): Control by Unlicensed Entities Prohibited

No Controlled Affiliate shall cause or permit an entity other than a Plan or a Licensed Controlled Affiliate thereof to obtain control of the Controlled Affiliate or to acquire a substantial portion of its assets related to licensable services.

Standard 7 - Other Standards for Risk-Assuming Workers' Compensation Controlled Affiliates

Standards 7(A) - (E) that follow apply to Controlled Affiliates that underwrite the indemnity portion of workers' compensation insurance.

Standard 7 (A): Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Standard 7(B): Reports and Records

A Controlled Affiliate shall furnish, on a timely and accurate basis, reports and records relating to compliance with these Standards and the License Agreements between BCBSA and the Controlled Affiliate. Such reports and records are the following:

A. BCBSA Controlled Affiliate Licensure Information Request; and

B. Biennial trade name and service mark usage materials, including disclosure materials; and

C. Annual Certified Audit Report, Annual Statement as filed with the State Insurance Department (with all attachments), Annual NAIC's Risk-Based Capital Worksheets for Property and Casualty Insurers; and

D. Quarterly Estimated Risk-Based Capital for Property and Casualty Insurers, Insurance Department Examination Report; and

EXHIBIT A (continued)

E. Notification of all changes and proposed changes to independent ratings within 30 days of receipt and submission of a copy of all rating reports; and

F. Changes in the ownership and governance of the Controlled Affiliate including changes in its charter, articles of incorporation, or bylaws, changes in a Controlled Affiliate's Board composition, Plan control, state license status, operating area, the Controlled Affiliate's Principal Officers or direct delivery of medical care.

Standard 7(C): Loss Prevention

A Controlled Affiliate shall apply loss prevention protocol to both new and existing business.

Standard 7(D): Claims Administration

A Controlled Affiliate shall maintain an effective claims administration process that includes all the necessary functions to assure prompt and proper resolution of medical and indemnity claims.

Standard 7(E): Disability and Provider Management

A Controlled Affiliate shall arrange for the provision of appropriate and necessary medical and rehabilitative services to facilitate early intervention by medical professionals and timely and appropriate return to work.

EXHIBIT A (continued)

Standard 8 - Cooperation with Controlled Affiliate License Performance Response Process Protocol

A Controlled Affiliate and its Sponsoring Plan shall cooperate with BCBSA's Board of Directors and its Brand Enhancement & Protection Committee in the administration of the Controlled Affiliate License Performance Response Process Protocol (ALPRPP) and in addressing Controlled Affiliate compliance problems identified thereunder.

Standard 9(A) - Participation in National Programs by Smaller Controlled Affiliates that were former Primary Licensees

A smaller controlled affiliate that formerly was a Primary Licensee shall effectively and efficiently participate in certain national programs from time to time as may be adopted by Member Plans for the purposes of providing ease of claims processing for customers receiving benefits outside of the Controlled Affiliate's service area and be subject to certain relevant financial and reporting requirements.

A. National program requirements include:

BlueCard Program;

- Inter-Plan Teleprocessing System (ITS);
- Transfer Program;
- National Account Programs.

B. Financial Requirements include:

- Standard 6(D): Financial Performance Requirements and Standard 6(H): Financial Responsibility; or
- A financial guarantee covering the Controlled Affiliate's Inter-Plan Programs obligations in a form, and from a guarantor, acceptable to BCBSA.

Amended as of September 19, 2014

EXHIBIT A (continued)

Standard 9(A) - Participation in National Programs by Smaller Controlled Affiliates that were former Primary Licensees

C. Reporting requirements include:

- The Semi-annual Health Risk-Based Capital (HRBC) Report.

Amended as of June 13, 2002

EXHIBIT A (continued)

Standard 9(B) - Participation in National Programs by Smaller Controlled Affiliates

A smaller controlled affiliate shall participate in national programs in accordance with BlueCard and other relevant Policies and Provisions shall effectively and efficiently participate in national programs from time to time as may be adopted by Member Plans for the purposes of providing ease of claims processing for customers receiving benefits outside of the controlled affiliate's service area and be subject to certain relevant financial and reporting requirements.

A. National program requirements include:

- BlueCard Program;
- Inter-Plan Teleprocessing System (ITS);
- National Account Programs.

B. Financial Requirements include:

- Standard 6(D): Financial Performance Requirements and Standard 6(H): Financial Responsibility; or
- A financial guarantee covering the Controlled Affiliate's Inter-Plan Programs obligations in a form, and from a guarantor, acceptable to BCBSA.

Amended as of June 20, 2013

EXHIBIT A (continued)

Standard 10 - Participation in Inter-Plan Medicare Advantage Program

A smaller controlled affiliate for which this standard applies pursuant to the Preamble section of Exhibit A of the Controlled Affiliate License Agreement shall effectively and efficiently participate in certain national programs from time to time as may be adopted by Member Plans for the purposes of providing ease of claims processing for customers receiving benefits outside of the controlled affiliate's service area.

National program requirements include:

A. Inter-Plan Medicare Advantage Program.

EXHIBIT A (continued)

Standard 11: Participation in Master Business Associate Agreement by Smaller Controlled Affiliate Licensees

Effective April 14, 2003, all smaller controlled affiliates shall comply with the terms of the Business Associate Agreement for Blue Cross and Blue Shield Licensees to the extent they perform the functions of a business associate or subcontractor to a business associate, as defined by the Business Associate Agreement.

Amended as of September 19, 2014

EXHIBIT B

ADDENDUM TO CONTROLLED AFFILIATE LICENSE TO BE EXECUTED BY CONTROLLED AFFILIATES LICENSED UNDER CONTROLLED AFFILIATE LICENSE STANDARD 1C.

ADDENDUM TO CONTROLLED AFFILIATE LICENSE

This Addendum is made to that certain Blue Cross Controlled Affiliate License Agreement executed by and among Blue Cross and Blue Shield Association ("Licensor"), ______________________________ ("Controlled Affiliate Licensee") and ____ ("Sponsoring Plan") dated the _____ day of ____________ , _____ ("Agreement"). The parties to this Addendum are Licensor, Controlled Affiliate Licensee, Sponsoring Plan, and the undersigned other Plans ('Other Plans"). This Addendum is made and shall be deemed effective as of the date of the Agreement.

WHEREAS, the Sponsoring Plan asserts that it can serve the Medicaid market in its Service Area more efficiently and with less risk though a Medicaid enterprise jointly owned and controlled with other Plans than through a wholly owned and controlled Medicaid enterprise;

WHEREAS, in such circumstance Controlled Affiliate License Standard 1C. permits the licensing of a Controlled Affiliate that is less than 50% owned and controlled by the Sponsoring Plan but which is 100% owned and controlled by Plans including the Sponsoring Plan, subject to certain conditions;

WHEREAS, one such condition is that the Sponsoring Plan and all such other owning and controlling Plans enter into this Addendum.;

NOW THEREFORE, for good and valuable consideration, including the promises and covenants set forth herein, the parties agree as follows:

1. The Sponsoring Plan shall participate operationally in Controlled Affiliate's business that is conducted under the Licensed Marks. The parties understand that participation may take many forms, one of which should be providing a network of providers in the Service Area of the Controlled Affiliate for the Medicaid services being offered under the Agreement and being involved in network development and provider relations.

2. Each of the Other Plans agrees that (i) it will cooperate fully with the Sponsoring Plan and BCBSA as needed to enable Sponsoring Plan and Controlled Affiliate Licensee to meet their obligations to Licensor under the Agreement and all associated rules and regulations of Licensor, including the Brand Regulations, (ii) it will not take any action, either individually or jointly with any of the Other Plans, that would cause Sponsoring Plan or Controlled Affiliate Licensee to violate the Agreement, and (iii) it will not fail to take any action, either individually or jointly with any of the Other

Plans, where such failure would cause Sponsoring Plan or Controlled Affiliate Licensee to violate the Agreement.

3. Each of the Other Plans acknowledges that it has reviewed the Agreement and understands that Sponsoring Plan has the right to terminate the Agreement without cause upon notice as provided in Paragraph 7 of the Agreement, and that such right is unfettered and may be exercised by Sponsoring Plan in its sole discretion.

WHEREFORE, by signing below the parties agree to be bound to the terms stated herein.

BLUE CROSS BLUE SHIELD ASSOCIATION

By: ______________________________________

[Controlled Affiliate Licensee]

By: ______________________________________

[Sponsoring Plan]

By: ______________________________________

[Other Plan 1]

By: ______________________________________

[Other Plan 2]

By: ______________________________________

Amended September 19 2014

EXHIBIT C
ROYALTY FORMULA FOR SECTION 9 OF THE
CONTROLLED AFFILIATE LICENSE AGREEMENT

Controlled Affiliate will pay BCBSA a fee for this license in accordance with the following formula:

FOR RISK PRODUCTS:

For Controlled Affiliates not underwriting the indemnity portion of workers' compensation insurance:

An amount equal to its pro rata share of Sponsoring Plan's dues payable to BCBSA computed with the addition of the Controlled Affiliate's members using the Marks on health care plans and related services as reported on the Quarterly Enrollment Report with BCBSA. The payment by Sponsoring Plan of its dues to BCBSA, including that portion described in this paragraph, will satisfy the requirement of this paragraph, and no separate payment will be necessary.

For Controlled Affiliates underwriting the indemnity portion of workers' compensation insurance:

An amount equal to 0.35 percent of the gross revenue per annum of Controlled Affiliate arising from products using the marks; plus, an annual fee of $5,000 per license for a Controlled Affiliate subject to Standard 7.

Amended as of September 19, 2014

EXHIBIT C (continued)

FOR NONRISK PRODUCTS:

For third-party administrative business, an amount equal to its pro rata share of Sponsoring Plan's dues payable to BCBSA computed with the addition of the Controlled Affiliate's members using the Marks on health care plans and related services as reported on the Quarterly Enrollment Report with BCBSA. The payment by Sponsoring Plan of its dues to BCBSA, including that portion described in this paragraph, will satisfy the requirement of this paragraph, and no separate payment will be necessary.

For non-third party administrative business (e.g., case management, provider networks, etc.), an amount equal to 0.24 percent of the gross revenue per annum of Controlled Affiliate arising from products using the marks; plus:

1) An annual fee of $5,000 per license for a Controlled Affiliate subject to Standard 6 D.

2) An annual fee of $2,000 per license for all other Controlled Affiliates.

The foregoing shall be reduced by one-half where both a BLUE CROSS® and BLUE SHIELD® License are issued to the same Controlled Affiliate. In the event that any license period is greater or less than one (1) year, any amounts due shall be prorated. Royalties under this formula will be calculated, billed and paid in arrears.

Amended as of September 19, 2014

EXHIBIT 1A

CONTROLLED AFFILIATE LICENSE AGREEMENT
APPLICABLE TO LIFE INSURANCE COMPANIES

(Includes revisions adopted by Member Plans through their September 19, 2014 meeting)

This agreement by and among Blue Cross and Blue Shield Association ("BCBSA")________________________________("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan(s), known as ____("Plan").

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, the Plan and the Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name");

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to the Controlled Affiliate the exclusive right to use the licensed Marks and Names in connection with and only in connection with those life insurance and related services authorized by applicable state law, other than health care plans and related services (as defined in the Plan's License Agreements with BCBSA) which services are not separately licensed to Controlled Affiliate by BCBSA, in the Service Area served by the Plan, except that BCBSA reserves the right to use the Licensed Marks and Name in said Service Area, and except to the extent that said Service Area may overlap the area or areas served by one or more other licensed Blue Cross Plans as of the date of this License as to which overlapping areas the rights hereby granted are non-exclusive as to such other Plan or Plans and their respective Licensed Controlled Affiliates only. Controlled Affiliate cannot use the Licensed Marks or Name outside the Service Area or in its legal or trade name; provided, however, that if and only for so long as Controlled Affiliate also holds a Blue Cross Controlled Affiliate License Agreement applicable to health care plans and related services, Controlled Affiliate may use the Licensed Marks and Name in its legal and trade name according to the terms of such license agreement.

Amended as of June 12, 2003

2. QUALITY CONTROL

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in relation to the sale, marketing and rendering of authorized products and further agrees to be bound by the conditions regarding quality control shown in Exhibit A as it may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees that Plan and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by Plan or by BCBSA) a report to Plan and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of Exhibit A.

D. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner that it is subject to the bona fide control of a Plan or Plans. Absent written approval by BCBSA of an alternative method of control, bona fide control shall mean the legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Controlled Affiliate's governing body having not less than 51% voting control thereof; (b) to exercise operational control with respect to the governance thereof; and (c) to prevent any change in its articles of incorporation, bylaws or other governing documents deemed inappropriate. In addition, a Plan or Plans shall own at least 51% of any for-profit Controlled Affiliate. If the Controlled Affiliate is a mutual company, the Plan or its designee(s) shall have and maintain, in lieu of the requirements of items (a) and (c) above, proxies representing 51% of the votes at any meeting of the policyholders and shall demonstrate that there is no reason to believe this such proxies shall be revoked by sufficient policyholders to reduce such percentage below 51%.

3. SERVICE MARK USE

Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks, and shall comply with such rules (applicable to all Controlled Affiliates licensed to use the Marks) relative to service mark use, as are issued from time-to-time by BCBSA. If there is any public reference to the affiliation between the Plan and the Controlled Affiliate, all of the Controlled Affiliate's licensed services in the Service Area of the Plan shall be rendered under the Licensed Marks. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks by Controlled Affiliate shall inure to the benefit of BCBSA.

4. SUBLICENSING AND ASSIGNMENT

Controlled Affiliate shall not sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the option of Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. INFRINGEMENTS

Controlled Affiliate shall promptly notify Plan and BCBSA of any suspected acts of infringement, unfair competition or passing off which may occur in relation to the Licensed Marks. Controlled Affiliate shall not be entitled to require Plan or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to Plan and BCBSA, free of charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks by BCBSA.

6. LIABILITY INDEMNIFICATION

Controlled Affiliate hereby agrees to save, defend, indemnify and hold Plan and BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise as a result of Controlled Affiliate's rendering of health care services under the Licensed Marks.

7. LICENSE TERM

The license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods upon evidence satisfactory to the Plan and BCBSA that Controlled Affiliate meets the then applicable quality control standards, unless one of the parties hereto notifies the other party of the termination hereof at least sixty (60) days prior to expiration of any license period.

This Agreement may be terminated by the Plan or by BCBSA for cause at any time provided that Controlled Affiliate has been given a reasonable opportunity to cure and shall not effect such a cure within thirty (30) days of receiving written notice of the intent to terminate (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period).
By way of example and not for purposes of limitation, Controlled Affiliate's failure to abide by the quality control provisions of Paragraph 2, above, shall be considered a proper ground for cancellation of this Agreement.

This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

A. Controlled Affiliate shall no longer comply with Standard No. 1 (Organization and Governance) of Exhibit A or, following an opportunity to cure, with the remaining quality control provisions of Exhibit A, as it may be amended from time-to-time; or

B. Plan ceases to be authorized to use the Licensed Marks; or

C. Appropriate dues for Controlled Affiliate pursuant to item 8 hereof, which are the royalties for this License Agreement are more than sixty (60) days in arrears to BCBSA.

Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks including any use in its trade name.

In the event of any disagreement between Plan and BCBSA as to whether grounds exist for termination or as to any other term or condition hereof, the decision of BCBSA shall control, subject to provisions for mediation or mandatory dispute resolution in effect between the parties.

Upon termination of this Agreement, Licensed Controlled Affiliate shall immediately notify all of its customers that it is no longer a licensee of the Blue Cross and Blue Shield Association and provide instruction on how the customer can contact the Blue Cross and Blue Shield Association or a designated licensee to obtain further information on securing coverage. The written notification required by this paragraph shall be in writing and in a form approved by the Association. The Association shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

8. DUES

Controlled Affiliate will pay to BCBSA a fee for this license in accordance with the following formula:

- An annual fee of five thousand dollars ($5,000) per license, plus
- .05% of gross revenue per year from branded group products, plus
- .5% of gross revenue per year from branded individual products plus
- .14% of gross revenue per year from branded individual annuity products.

The foregoing percentages shall be reduced by one-half where both a BLUE CROSS® and BLUE SHIELD® license are issued to the same entity. In the event that any License period is greater or less than one (1) year, any amounts due shall be prorated. Royalties under this formula will be calculated, billed and paid in arrears.

Plan will promptly and timely transmit to BCBSA all dues owed by Controlled Affiliate as determined by the above formula and if Plan shall fail to do so, Controlled Affiliate shall pay such dues directly.

Amended as of November 20, 1997

9. JOINT VENTURE

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between Plan and Controlled Affiliate or between either and BCBSA.

9A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with 0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

10. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

Amended as of June 16, 2005

(The next page is page 5)

11. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by a writing executed by all parties.

12. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such finding shall in no way effect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

13. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of the Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed, effective as of the date of last signature written below.

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:______________________________________

Date:____________________________________

Controlled Affiliate:

By:______________________________________

Date:____________________________________

Plan:

By:______________________________________

Date:____________________________________

PREAMBLE

The standards for licensing Life Insurance Companies (Life and Health Insurance companies, as defined by state statute) are established by BCBSA and are subject to change from time-to-time upon the affirmative vote of three-fourths (3/4) of the Plans and three-fourths (3/4) of the total weighted vote of all Plans. Each Licensed Plan is required to use a standard controlled affiliate license form provided by BCBSA and to cooperate fully in assuring that the licensed Life Insurance Company maintains compliance with the license standards.

An organization meeting the following standards shall be eligible for a license to use the Licensed Marks within the service area of its sponsoring Licensed Plan to the extent and the manner authorized under the Controlled Affiliate License applicable to Life Insurance Companies and the principal license to the Plan.

Standard 1 - Organization and Governance

The LIC shall be organized and operated in such a manner that it is controlled by a licensed Plan or Plans which have, directly or indirectly: 1) not less than 51% of the voting control of the LIC; and 2) the legal ability to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the LIC with which it does not concur; and 3) operational control of the LIC.

If the LIC is a mutual company, the Plan or its designee(s) shall have and maintain, in lieu of the requirements of items 1 and 2 above, proxies representing at least 51% of the votes at any policyholder meeting and shall demonstrate that there is no reason to believe such proxies shall be revoked by sufficient policyholders to reduce such percentage below 51%.

Standard 2 - State Licensure

The LIC must maintain unimpaired licensure or certificate of authority to operate under applicable state laws as a life and health insurance company in each state in which the LIC does business.

Standard 3 - Records and Examination

The LIC and its sponsoring licensed Plan(s) shall maintain and furnish, on a timely and accurate basis, such records and reports regarding the LIC as may be required in order to establish compliance with the license agreement. The LIC and its sponsoring licensed Plan(s) shall permit BCBSA to examine the affairs of the LIC and shall agree that BCBSA's board may submit a written report to the chief executive officer(s) and the board(s) of directors of the sponsoring Plan(s).

Standard 4 - Mediation

The LIC and its sponsoring Plan(s) shall agree to use the then-current BCBSA mediation and mandatory dispute resolution processes, in lieu of a legal action between or among another licensed controlled affiliate, a licensed Plan or BCBSA.

Standard 5 - Financial Responsibility

The LIC shall maintain adequate financial resources to protect its customers and meet its business obligations.

Standard 6 - Cooperation with Affiliate License Performance Response Process Protocol

The LIC and its Sponsoring Plan(s) shall cooperate with BCBSA's Board of Directors and its Brand Enhancement & Protection Committee in the administration of the Affiliate License Performance Response Process Protocol (ALPRPP) and in addressing LIC compliance problems identified thereunder.

Exhibit 1A1

CONTROLLED AFFILIATE
TRADEMARK LICENSE AGREEMENT
FOR LIFE AND DISABILTY INSURANCE PRODUCTS

This Agreement by and among Blue Cross and Blue Shield Association ("BCBSA") and ____________________, ("Life and Disability Controlled Affiliate") which is a company offering life and disability insurance products owned and controlled by ____________________, ____________, _____________ (individually, "Sponsoring Plan" and when referred to collectively, "Sponsoring Plans").

Whereas, BCBSA is the owner of the BLUE CROSS and BLUE SHIELD word and design service marks and any derivatives thereof ("Licensed Marks");

Whereas, each Sponsoring Plan is licensed separately by BCBSA to use one or more of the Licensed Marks in a particular Service Area;

Whereas, the Sponsoring Plans and the Life and Disability Controlled Affiliate desire that the latter be entitled to use the appropriate Licensed Marks in connection with life and disability insurance products in some or all of such Sponsoring Plans' Service Areas and in the Service Areas of other Regular Member Plans, as defined in the BCBSA By-laws, ("Blue Plans") consistent with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

A. Subject to the terms and conditions of this Agreement, BCBSA hereby grants to the Life and Disability Controlled Affiliate the limited right to use the Licensed Marks in connection with and only in connection with the following life and disability insurance products authorized by state law: (1) Group: Term Life, Long Term Disability, Whole Life, Benefit Life, Universal Life; (2) Individual: Term Life, Whole Life, Dependent Life, Spouse Life; (3) Other: Disability Income, Short Term Disability, Long Term Disability, Income Replacement; and (4) such other life and disability products approved by BCBSA in writing ("Licensed Products") in the Service Areas served by the Sponsoring Plans or in the Service Area or Areas of one or more other licensed Blue Plans, provided that such Blue Plans have consented to such use as authorized by this Agreement. Life and Disability Controlled Affiliate may not use the Licensed Marks in its legal or trade name.

B. Notwithstanding that the license granted to Life and Disability Controlled Affiliate is a license to use all of the Licensed Marks, Life and Disability Controlled Affiliate may only use those of the Licensed Marks in the Service Area of a Sponsoring Plan or other consenting Blue Plan as described below that such Plan is authorized to use as a Blue Plan pursuant to its separate license agreements with BCBSA.

C. Life and Disability Controlled Affiliate may use the Licensed Marks in the Service Areas of Sponsoring Plans or in the Service Area of a Blue Plan that is not a signatory to this Agreement only after such Sponsoring Plan(s) or non-signatory Blue Plan consents to such use by executing a written consent in substantially the same form as the Consent Agreement attached as Exhibit B.

D. The following provisions apply with respect to Consent Agreements once such agreements have been fully and properly executed:

(1) All sales, marketing and advertising materials developed by and proposed for use by Life and Disability Controlled Affiliate in the Service Area of Sponsoring Plan or consenting Blue Plan (hereinafter, such consenting Sponsoring Plan or consenting Blue Plan collectively referred to "Consenting Plan(s)") must clearly identify the Consenting Plan (for example, a statement on such materials that reads "This product is offered with the cooperation of Blue Cross and/or Blue Shield of [Geography]");

(2) To the extent the Consenting Plan has separate divisions or other Affiliates that use the Licensed Marks in distinct geographic areas within its Service Area, consent obtained under this Agreement may be limited to one or more of such specific geographic areas as specified by the Consenting Plan in its signed Consent Agreement. For purposes of this entire Agreement, all references to the Service Area of a Sponsoring Plan, Blue Plan or Consenting Plan may include the entire Service Area or a distinct geographic area within such Service Area as specified in this Section 1 D (2);

(3) Where BCBSA has licensed two or more Blue Plans to use the same Licensed Marks in the same Service Area, in addition to the requirements set forth in Section D (1) above, the sales, marketing and advertising materials referenced in such section above must be communicated to the Consenting Plan's existing and prospective accounts through or with the approval of such Consenting Plan, and the personnel of such Consenting Plan must actively participate in all sales and marketing activities conducted by Life and Disability Controlled Affiliate in the same Service Area, including participating in meetings (whether in-person or via telephone, video or internet conference) with both existing and prospective accounts of the Consenting Plan;

(4) Life and Disability Controlled Affiliate shall be entitled to use in a Service Area only those Licensed Marks that the Consenting Plan has been granted by BCBSA the license to use under its Blue Plan license agreements (for example, if a Consenting Plan is licensed to use only the Blue Cross Marks in its Service Area, the materials used by Life and Disability Controlled Affiliate in that Service Area may only contain or reference the Blue Cross Marks and not the Blue Shield Marks).

(5) If a Consent Agreement is terminated, Life and Disability Controlled Affiliate shall, unless BCBSA and the Consenting Plan agree in their sole discretion to a phase out in writing, immediately (i) cease all use of the Licensed Marks, including in connection with any and all sales and marketing of the Licensed Products in the Service Area where consent has been terminated, and (ii) notify its customers that it is no longer a licensee and provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in form approved by BCBSA.

2. QUALITY CONTROL

A. Life and Disability Controlled Affiliate agrees to use the Licensed Marks only in relation to the sale, marketing and administration of the Licensed Products and further agrees to be bound by the conditions regarding quality control shown in Exhibit A and the Guidelines to Administer the Standards for Trademark License Agreement for Life and Disability Insurance Products attached thereto.

B. Life and Disability Controlled Affiliate agrees that BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Life and Disability Controlled Affiliate's rendering of service and use of the Licensed Marks.

C. Life and Disability Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by BCBSA) a report to BCBSA demonstrating Life and Disability Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of Exhibit A.

D. As used herein, a Life and Disability Controlled Affiliate is defined as: An entity organized and operated in such a manner that it is 100% owned and controlled by Sponsoring Plans. Absent written approval by BCBSA of an alternative method of control, control shall mean the legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Life and Disability Controlled Affiliate's governing body having not less than 100% voting control thereof; (b) to exercise operational control with respect to the governance thereof; and (c) to prevent any change in its articles of incorporation, bylaws or other governing documents deemed inappropriate. In addition, a Sponsoring Plan or Plans shall own at least 100% of any for profit Life and Disability Controlled Affiliate.

3. SERVICE MARK USE

Life and Disability Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks and shall ensure all uses of the Licensed Marks comply with the BCBSA Brand Regulations, as amended by BCBSA from time to time. Life and Disability Controlled Affiliate recognizes and agrees that all use of the Licensed Marks by Life and Disability Controlled Affiliate shall inure to the benefit of BCBSA.

4. SUBLICENSING AND ASSIGNMENT

The license hereby granted to Life and Disability Controlled Affiliate to use the Licensed Marks is and shall be personal to Life and Disability Controlled Affiliate and shall not be assignable by any act of the Life and Disability Controlled Affiliate, directly or indirectly, without the written consent of BCBSA. Said license shall not be assignable by operation of law, nor shall Life and Disability Controlled Affiliate mortgage or part with possession or control of this license or any right hereunder, and the Life and Disability Controlled Affiliate shall have no right to grant any sublicense to use the Licensed Marks.

5. INFRINGEMENTS

Life and Disability Controlled Affiliate shall promptly notify BCBSA of any suspected acts of infringement, unfair competition or passing off which may occur in relation to the Licensed Marks. Life and Disability Controlled Affiliate shall not be entitled to require BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Life and Disability Controlled Affiliate agrees to render to BCBSA, free of charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks by BCBSA. BCBSA shall have sole control of the defense and resolution of any claim of infringement brought or threatened by others.

6. LIABILITY INDEMNIFICATION

Life and Disability Controlled Affiliate hereby agrees to save, defend, indemnify and hold BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description which may arise as a result of Life and Disability Controlled Affiliate's conduct.

7. LICENSE TERM

A. The license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods, unless either BCBSA or Life and Disability Controlled Affiliate notifies the other party in writing of the termination hereof at least sixty (60) days prior to expiration of any license period.

B. This Agreement may be terminated by BCBSA for cause at any time provided that Life and Disability Controlled Affiliate has been given a reasonable opportunity to cure and shall not effect such a cure within thirty (30) days of receiving written notice of the intent to terminate (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period). By way of example and not for purposes of limitation, Life and Disability Controlled Affiliate's failure to abide by the conditions regarding use of the Licensed Marks set forth in Section 1 of this Agreement or the quality control provisions of Section 2 (other than with respect to Section 2 D which is subject to immediate termination as stated in Section 7 C (1) below) shall be considered proper grounds for termination of this Agreement.

C. This Agreement and all of Life and Disability Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

(1) Life and Disability Controlled Affiliate shall no longer comply with Section 2 D (or Standard No. 1 (Organization and Governance) of Exhibit A); or

(2) Any Sponsoring Plan ceases to be authorized to use the Licensed Marks; or

(3) Appropriate fees for Life and Disability Controlled Affiliate pursuant to Section 8 of this Agreement are more than sixty (60) days in arrears to BCBSA.

Upon termination of this Agreement for cause or otherwise, Life and Disability Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks.

In the event of any disagreement between Life and Disability Controlled Affiliate and BCBSA as to whether grounds exist for termination or as to any other term or condition hereof, the decision of BCBSA shall control, subject to provisions for mediation or mandatory dispute resolution in effect between the parties.

Upon termination of this Agreement, Licensed Life and Disability Controlled Affiliate shall immediately notify all of its customers that it is no longer a licensee of BCBSA and provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in a form approved by BCBSA. BCBSA shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

8. ROYALTIES

Life and Disability Controlled Affiliate will pay to BCBSA a fee for this license in accordance with the following formula:

- An annual fee of five thousand dollars ($5,000) per license, plus
- .05% of gross revenue per year from group products sold under the Licensed Marks, plus
- .5% of gross revenue per year from individual products sold under the Licensed Marks

In the event that any license period is greater or less than one (1) year, any amounts due shall be prorated. Royalties under this formula will be calculated, billed and paid in arrears.

Life and Disability Controlled Affiliate will promptly and timely transmit to BCBSA all fees owed by Life and Disability Controlled Affiliate as determined by the above formula.

9. JOINT VENTURE

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between any Sponsoring Plan and Life and Disability Controlled Affiliate or between among them and/or BCBSA.

10. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the

Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with 0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

11. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

12. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by: (a) a writing signed by all parties; or (b) a writing approved by the affirmative vote of three-fourths of the Blue Plans and three-fourths of the total then current weighted vote of all the Blue Plans as officially recorded by the BCBSA Corporate Secretary. Upon such adoption by the Blue Plans, this Agreement and all other Trademark License Agreements for Life and Disability Insurance Products then in effect shall simultaneously be amended.

13. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such finding shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

14. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of the Life and Disability Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

15. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed, effective as of the date of last signature written below.

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:____

Date:______________________________________

Life and Disability Controlled Affiliate:

By:____

Date:______________________________________

Sponsoring Plan:

By:____

Date:______________________________________

Name:______________________________________

Sponsoring Plan:

By:____

Date:______________________________________

Name:______________________________________

[Add other Sponsoring Plans as necessary]

EXHIBIT A

LICENSE STANDARDS APPLICABLE TO TRADEMARK LICENSE AGREEMENT FOR LIFE AND DISABILITY INSURANCE PRODUCTS

Standard 1 - Organization and Governance

Any Life and Disability Controlled Affiliate licensed under the Trademark License Agreement for Life and Disability Insurance Products ("licensee") shall be organized and operated in such a manner that it is an entity organized and operated in such a manner that it is 100% owned and controlled by Sponsoring Plans. Absent written approval by BCBSA of an alternative method of control, control shall mean the legal authority, directly or indirectly through wholly-owned subsidiaries: (a) to select members of the Life and Disability Controlled Affiliate's governing body having not less than 100% voting control thereof; (b) to exercise operational control with respect to the governance thereof; and (c) to prevent any change in its articles of incorporation, bylaws or other governing documents deemed inappropriate. In addition, a Sponsoring Plan or Plans shall own at least 100% of any for profit Life and Disability Controlled Affiliate.

Standard 2 - State Licensure

The licensee must maintain unimpaired licensure or certificate of authority to operate under applicable state laws as a life company in each state in which the licensee does business.

Standard 3 - Records and Examination

The licensee shall maintain and furnish, on a timely and accurate basis, such records and reports regarding the licensee as may be required in order to establish compliance with the Agreement. The licensee shall permit BCBSA to examine the affairs of the licensee and shall agree that BCBSA's board may submit a written report to the chief executive officer(s) and the board(s) of directors of the Sponsoring Plan(s).

Standard 4 - Mediation

The licensee, its Sponsoring Plan(s) and all consenting Blue Plans shall agree to use the then-current BCBSA mediation and mandatory dispute resolution processes, in lieu of a legal action between or among another licensed Life and Disability Controlled Affiliate, a Sponsoring Plan and or consenting Blue Plan or BCBSA.

EXHIBIT A

LICENSE STANDARDS APPLICABLE TO TRADEMARK LICENSE AGREEMENT FOR LIFE AND DISABILITY INSURANCE PRODUCTS

Standard 5 - Financial Responsibility

The licensee shall maintain adequate financial resources to protect its customers and meet its business obligations.

Standard 6 - Cooperation with BCBSA Governance

The licensee shall cooperate with BCBSA's Board of Directors and its Brand Enhancement & Protection Committee in the administration of and in addressing licensee compliance problems that may be identified in connection with the operation or administration of the Trademark License Agreement for Life and Disability Insurance Products.

EXHIBIT B

CONSENT AGREEMENT

This Consent Agreement is made and entered into by and among the undersigned Blue Plan, and ____________________ ("Life and Disability Controlled Affiliate"), and the Blue Cross and Blue Shield Association ("BCBSA") and shall be deemed effective on ______________________ ("Effective Date").

Whereas, BCBSA owns the Blue Cross and Blue Shield word and design service marks and any derivative mark thereof (the "Brands");

Whereas, the undersigned Blue Plan is licensed to use one or more of the Brands within a specific geographic area ("Service Area");

Whereas Life and Disability Controlled Affiliate is licensed by BCBSA to use one or more of the Brands to offer life and disability insurance products ("Products") as defined and authorized in the Trademark License Agreement for Life and Disability Insurance Products ("Life and Disability License Agreement");

Whereas neither the Blue Plan nor its affiliates offer the Products under any of the Brands in such Blue Plan's Service Area or portion thereof where Blue Plan has consented to sale of the Products by Life and Disability Controlled Affiliate; and

Whereas BCBSA and the undersigned Blue Plan desire to consent to Life and Disability Controlled Affiliate's use of the Brands in Blue Plan's Service Area consistent with the terms of the Life and Disability License Agreement and this Consent Agreement.

Now, therefore, in consideration of the obligations and conditions stated in this Agreement, Blue Plan, Life and Disability Controlled Affiliate and BCBSA agree as follows:

1. Life and Disability Controlled Affiliate may market, sell, administer and underwrite the Products in Blue Plan's Service Area under the Brands licensed to Blue Plan in such Service Area subject to the terms of this Consent Agreement, the Life and Disability License Agreement and Blue Plan's license agreement(s) with BCBSA. Life and Disability Controlled Affiliate's rights under the Brands to offer the Products under the Brands are limited to offering the Products only under the Brand(s) licensed to the consenting Blue Plan.

2. Life and Disability Controlled Affiliate shall work with the undersigned Blue Plan to develop a written sales and marketing agreement that identifies the relationship between it and Blue Plan for the sales, marketing and customer service for the Products. The term of the sales and marketing agreement shall be the same as the term of this Consent Agreement.

3. All sales, marketing and advertising materials developed by and proposed for use by Life and Disability Controlled Affiliate in a consenting Blue Plan's Service Area must clearly identify the consenting Blue Plan (for example, a statement on such materials that reads "This product is offered with the cooperation of Blue Cross and/or Blue Shield of [Geography]");

4. Life and Disability Controlled Affiliate may use the Brands to sell the Products in the following Service Area or portion thereof as designated by Blue Plan:

   ____

5. If two or more Blue Plans to use the same Licensed Marks in the same Service Area, Life and Disability Controlled Affiliate shall work with the consenting Blue Plan in the following manner: (a) the sales, marketing and advertising materials must be communicated to the consenting Blue Plan's existing and prospective accounts through or with the approval of such Blue Plan, and (b) the personnel of such Blue Plan must actively participate in all sales and marketing activities conducted by Life and Disability Controlled Affiliate in the same Service Area, including participating in meetings (whether in-person or via telephone, video or internet conference) with both existing and prospective accounts of the consenting Blue Plan;

6. Life and Disability Controlled Affiliate shall be entitled to use in a Service Area only those Licensed Marks that the consenting Blue Plan has been granted by BCBSA the license to use under its license agreement (for example, if a consenting Blue Plan is licensed to use only the Blue Cross Marks in its Service Area, the materials used by Life and Disability Controlled Affiliate in that Service Area may only contain or reference the Blue Cross Marks and not the Blue Shield Marks).

7. If this Consent Agreement is terminated, Life and Disability Controlled Affiliate shall, unless each BCBSA and the Blue Plan agree in their sole discretion to a phase out in writing, immediately (i) cease all use of the Licensed Marks, including in connection with any and all sales and marketing of the Licensed Products in the Service Area where consent has been terminated, and (ii) notify its customers that it is no longer a licensee of BCBSA and provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in form approved by BCBSA.

8. The term of this Consent Agreement shall be one year from the Effective Date. Unless either Blue Plan or Life and Disability Controlled Affiliate provides the other party with written notice of its desire not to renew this Consent Agreement at least 60 days prior to expiration of the term or any extended term or unless terminated as provided in Paragraph 9 below, this Consent Agreement shall automatically renew for subsequent one year periods.

9. This Consent Agreement may be terminated as follows:

   A. Upon mutual written consent of Life and Disability Controlled Affiliate and Blue Plan;

   B. By Blue Plan or Life and Disability Controlled Affiliate upon 60 days advance written notice to the non-terminating party and BCBSA; or

   C. By Blue Plan immediately if Life and Disability Controlled Affiliate does not comply with this Consent Agreement or the sales protocol agreement.

10. This Consent Agreement shall automatically terminate if Blue Plan's primary licensee agreement terminates for any reason or if the Life and Disability License Agreement terminates for any reason.

Agreed and Accepted by:

[Blue Plan]:

By:______________________

Title:_____________________

BLUE CROSS AND BLUE SHIELD ASSOCIATION:

By:_________________________

Title:_________________________

LIFE AND DISABILITY CONTROLLED AFFILIATE:

By:________________________

Title:______________________

Exhibit 1B

BLUE CROSS
CONTROLLED AFFILIATE LICENSE AGREEMENT
APPLICABLE TO REGIONAL MEDICARE ADVANTAGE PPO PRODUCTS
(Adopted by Member Plans at their September 19, 2014 meeting)

This Agreement by and among Blue Cross and Blue Shield Association ("BCBSA") and _______ ("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan(s), known as _________ ("Controlling Plans"), each of which is also a Party signatory hereto.

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, under the Medicare Modernization Act, companies may apply to and be awarded a contract by the Centers for Medicare and Medicaid Services ("CMS") to offer Medicare Advantage PPO products in geographic regions designated by CMS (hereafter "regional MAPPO products").

WHEREAS, some of the CMS-designated regions include the Service Areas, or portions thereof, of more than one Plan.

WHEREAS, the Controlling Plans and Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name") to offer regional MAPPO products in a region that includes the Service Areas, or portions thereof, of more than one Controlling Plan;

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to Controlled Affiliate the right to use the Licensed Marks and Name in connection with, and only in connection with the sale, marketing and administration of regional MAPPO products and related services.

This grant of rights is non-exclusive and is limited to the following states: _________________ (the "Region"). Controlled Affiliate may use the Licensed

Marks and Name in its legal name on the following conditions: (i) the legal name must be approved in advance, in writing, by BCBSA; (ii) Controlled Affiliate shall not do business outside the Region under any name or mark except business conducted in the Service Area of a Controlling Plan provided that Controlled Affiliate is separately licensed by BCBSA to use the Licensed Marks and Name in connection with health care plans and related services in the Service Area of such Controlling Plan; and (iii) Controlled Affiliate shall not use the Licensed Marks and Name, or any derivative thereof, as part of any name or symbol used to identify itself in any securities market. Controlled Affiliate may use the Licensed Marks and Name in its Trade Name only with the prior, written, consent of BCBSA.

2. QUALITY CONTROL

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in connection with the licensed services and further agrees to be bound by the conditions regarding quality control shown in attached Exhibit A as they may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees to comply with all applicable federal, state and local laws.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by the Controlling Plans or by BCBSA) a report or reports to the Controlling Plans and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of this paragraph and the attached Exhibit A.

D. Controlled Affiliate agrees that the Controlling Plans and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

E. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner, that it meets the following requirements:

(1) Controlled Affiliate is owned or controlled by two or more Controlling Plans;

(2) Each Controlling Plan is authorized pursuant to a separate Blue Cross License Agreement to use the Licensed Marks in a geographic area in the Region and every geographic area in the Region is so licensed to at least one of the Controlling Plans; and

(3) The Controlling Plans must have the legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having not less than 100% voting control thereof;

(b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plans do not concur;

(c) to exercise control over the policy and operations of the Controlled Affiliate; and

Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by each of the Controlling Plans before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iii) change any of the type(s) of businesses in which it engages (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iv) take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Controlling Plans directly or indirectly through wholly owned subsidiaries shall own 100% of any for-profit Controlled Affiliate.

3. SERVICE MARK USE

A. Controlled Affiliate recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Controlled Affiliate further recognizes that its actions within the Region may affect the value of the Licensed Marks and Name nationwide.

B. Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks and Name, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks and Name and shall comply with such rules (generally applicable to Controlled Affiliates licensed to use the Licensed Marks and Name) relative to service mark use, as are issued from time-to-time by BCBSA. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks and Name by Controlled Affiliate shall inure to the benefit of BCBSA.

C. Controlled Affiliate may not directly or indirectly use the Licensed Marks and Name in a manner that transfers or is intended to transfer in the Region the goodwill associated therewith to another mark or name, nor may Controlled Affiliate engage in activity that may dilute or tarnish the unique value of the Licensed Marks and Name.

D. Controlled Affiliate shall use its best efforts to promote and build the value of the Licensed Marks and Name in connection with the sale, marketing and administration of regional MAPPO products and related services.

4. SUBLICENSING AND ASSIGNMENT

Controlled Affiliate shall not, directly or indirectly, sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the sole option of any Controlling Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. INFRINGEMENT

Controlled Affiliate shall promptly notify the Controlling Plans and the Controlling Plans shall promptly notify BCBSA of any suspected acts of infringement, unfair competition or passing off that may occur in relation to the Licensed Marks and Name. Controlled Affiliate shall not be entitled to require the Controlling Plans or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to the Controlling Plans and BCBSA, without charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks and Name by BCBSA.

6. LIABILITY INDEMNIFICATION

Controlled Affiliate and the Controlling Plans hereby agree to save, defend, indemnify and hold BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description (except those arising solely as a result of BCBSA's negligence) that may arise as a result of or related to Controlled Affiliate's rendering of services under the Licensed Marks and Name.

7. LICENSE TERM

A. Except as otherwise provided herein, the license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods unless terminated pursuant to the provisions herein.

B. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that: (i) any one of the Controlling Plans ceases to be authorized to use the Licensed Marks and Name; or (ii) pursuant to Paragraph 15(a)(x) of the Blue Cross License Agreement any one of the Controlling Plans ceases to be authorized to use the Licensed Names and Marks in the Region.

C. Notwithstanding any other provision of this Agreement, this license to use the Licensed Marks and Name may be forthwith terminated by the Controlling Plans or the affirmative vote of the majority of the Board of Directors of BCBSA present and voting at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Controlling Plans advising of the specific matters at issue and granting the Controlling Plans an opportunity to be heard and to present their response to the Board for: (1) failure to comply with any applicable minimum capital or liquidity requirement under the quality control standards of this

Agreement; or (2) failure to comply with the "Organization and Governance" quality control standard of this Agreement; or (3) impending financial insolvency; or (4) failure to comply with any of the applicable requirements of Standards 2, 3, 4, or 5 of attached Exhibit A; or (5) the pendency of any action instituted against the Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property or business, unless this Controlled Affiliate License Agreement has been earlier terminated under paragraph 7(E); or (6) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans (including the Controlling Plans), any other licensee including Controlled Affiliate and/or the Licensed Marks and Name.

D. Except as otherwise provided in Paragraphs 7(B), 7(C) or 7(E) herein, should Controlled Affiliate fail to comply with the provisions of this Agreement and not cure such failure within thirty (30) days of receiving written notice thereof (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period) BCBSA or the Controlling Plans shall have the right to issue a notice that the Controlled Affiliate is in a state of noncompliance. If a state of noncompliance as aforesaid is undisputed by the Controlled Affiliate or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the Agreement or to issue a notice of termination thereof. Notwithstanding any other provisions of this Agreement, any disputes as to the termination of this License pursuant to Paragraphs 7(B), 7(C) or 7(E) of this Agreement shall not be subject to mediation and mandatory dispute resolution. All other disputes between or among BCBSA, any of the Controlling Plans and/or Controlled Affiliate shall be submitted promptly to mediation and mandatory dispute resolution. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. Except, however, as provided in Paragraphs 7(B) and 7(E) of this Agreement, this license to use the Licensed Marks and Name may not be finally terminated for any reason without the affirmative vote of a majority of the present and voting members of the Board of Directors of BCBSA.

E. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

(1) Controlled Affiliate shall no longer comply with item 2(E) above;

(2) Appropriate dues, royalties and other payments for Controlled Affiliate pursuant to paragraph 9 hereof, which are the royalties for this License Agreement, are more than sixty (60) days in arrears to BCBSA; or

(3) Any of the following events occur: (i) a voluntary petition shall be filed by Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by Controlled Affiliate or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Controlled Affiliate, or (iii) an order for relief is entered against Controlled Affiliate in any case under the bankruptcy laws of the United States, or Controlled Affiliate is adjudged bankrupt or insolvent as those terms are defined in the Uniform Commercial Code as enacted in the State of Illinois by any court of competent jurisdiction, or (iv) Controlled Affiliate makes a general assignment of its assets for the benefit of creditors, or (v) any government or any government official, office, agency, branch, or unit assumes control of Controlled Affiliate or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by Controlled Affiliate or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Controlled Affiliate, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of Controlled Affiliate's property or business is appointed or the Controlled Affiliate is ordered dissolved or liquidated. Notwithstanding any other provision of this Agreement, a declaration or a request for declaration of the existence of a trust over any of the Controlled Affiliate's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 7(E)(3)(vii) and (viii) of this Agreement.

F. Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks and Name, including any use in its trade name, except to the extent that it continues to be authorized to use the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan.

G. Upon termination of this Agreement, Controlled Affiliate shall immediately notify all of its customers to whom it provides products or services under the Licensed Marks pursuant to this Agreement that it is no longer a licensee of BCBSA and, if directed by the Association's Board of Directors, shall provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in a form approved by BCBSA. The BCBSA shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

H. In the event this Agreement terminates pursuant to 7(B) hereof, upon termination of this Agreement the provisions of Paragraph 7(G) shall not apply and the following provisions shall apply, except that, in the event that Controlled Affiliate is separately licensed by BCBSA to use the Licensed Marks in the Service Area of a Controlling Plan and termination of this Agreement is due to a partial termination of such Controlling Plan's license pursuant to Paragraph 15(a)(x)(ii) of the Blue Cross License Agreement, the notices, national account listing, payment, and audit right listed below shall be applicable solely with respect to the Region and the geographic area for which the Controlling Plan's license to use the Licensed Names and Marks is terminated:

(1) The Controlled Affiliate shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the Controlled Affiliate under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA. This notice shall be mailed within 15 days after termination.

(2) The Controlled Affiliate shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the Controlled Affiliate is involved (in a control, participating or servicing capacity), identifying the national account and the Controlled Affiliate's role therein.

(3) Unless the cause of termination is an event respecting BCBSA stated in paragraph 15(a) or (b) of the Plan's license agreement with BCBSA to use the Licensed Marks and Name, the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans shall be jointly liable for payment to BCBSA of an amount equal to $25 multiplied by the number of Licensed Enrollees of the Controlled Affiliate; provided that if any Plan other than a Controlling Plan is permitted by BCBSA to use marks or names licensed by BCBSA in a geographic area in the Region, the payment for Licensed Enrollees in such

geographic area shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans in such geographic area and the denominator of which is the total number of Licensed Enrollees in such geographic area. Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (i) the end of the last fiscal year of the terminated entity which ended prior to termination or (ii) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph H. (3) shall be due only to the extent that, in BCBSA's opinion, it does not cause the net worth of the Controlled Affiliate, the Controlling Plans or any other Licensed Controlled Affiliates of the Controlling Plans to fall below 100% of the Health Risk-Based Capital formula, or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this subparagraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans); measured as of the date of termination, and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plans (including the Controlling Plans) or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage. In the event that the Controlled Affiliate's license is reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, BCBSA shall reimburse the Controlled Affiliate (and/or the Controlling Plans or their other Licensed Controlled Affiliates, as the case may be) for payments made under this subparagraph 7.H.(3) only to the extent that such payments exceed the amounts due to BCBSA pursuant to paragraph 7.K. and any costs associated with reestablishing the terminated Controlling Plan's Service Area or the Region, including any payments made by BCBSA to a Plan or Plans (including the other Controlling Plans), or their Licensed Controlled Affiliates, for purposes of replacing the Controlled Affiliate.

(4) BCBSA shall have the right to audit the books and records of the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans to verify compliance with this paragraph 7.H.

(5) As to a breach of 7.H.(1), (2), (3) or (4), the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 7.H.(1), (2) or (4) by the Controlled Affiliate, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

I. BCBSA shall be entitled to enjoin the Controlled Affiliate or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this Agreement unless a Controlling Plan's license from BCBSA to use the Licensed Marks and Names has been terminated pursuant to 10(d) of such Controlling Plan's license agreement upon the required 6 month written notice.

J. BCBSA acknowledges that it is not the owner of assets of the Controlled Affiliate.

K. In the event this Agreement terminates and is subsequently reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans shall be jointly liable for reimbursing BCBSA the reasonable costs incurred by BCBSA in connection with the termination and the reinstatement or court action, and any associated legal proceedings, including but not limited to: outside legal fees, consulting fees, public relations fees, advertising costs, and costs incurred to develop, lease or establish an interim provider network. Any amount due to BCBSA under this subparagraph may be waived in whole or in part by the BCBSA Board of Directors in its sole discretion.

8. <u>DISPUTE RESOLUTION</u>

The parties agree that any disputes between or among them or between or among any of them and one or more Plans or Controlled Affiliates of Plans that use in any manner the Blue Cross and Blue Cross Marks and Name are subject to the Mediation and Mandatory Dispute Resolution process attached to and made a part of each Controlling Plan's License from BCBSA to use the Licensed Marks and Name as Exhibit 5 as amended from time-to-time, which documents are incorporated herein by reference as though fully set forth herein.

9. <u>LICENSE FEE</u>

Controlled Affiliate will pay to BCBSA a fee for this License determined pursuant to the formula(s) set forth in Exhibit B.

10. <u>JOINT VENTURE</u>

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between the Controlling Plans and Controlled Affiliate or between either and BCBSA.

11. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

12. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

13. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such findings shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

14. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with

0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

15. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

16. HEADINGS

The headings inserted in this agreement are for convenience only and shall have no bearing on the interpretation hereof.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed and effective as of the date of last signature written below.

Controlled Affiliate:

By:_______________________________________

Date:_____________________________________

Controlling Plan:

By: ______________________________________

Date:_____________________________________

Controlling Plan:

By: ______________________________________

Date:_____________________________________

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:_______________________________________

Date:_____________________________________

EXHIBIT A

CONTROLLED AFFILIATE LICENSE STANDARDS APPLICABLE TO REGIONAL MEDICARE ADVANTAGE PPO PRODUCTS
September 2014

PREAMBLE

The standards for licensing Controlled Affiliates for Medicare Advantage PPO Products are established by BCBSA and are subject to change from time-to-time upon the affirmative vote of three-fourths (3/4) of the Plans and three-fourths (3/4) of the total weighted vote. Each Controlling Plan is required to use a standard Controlled Affiliate license form provided by BCBSA and to cooperate fully in assuring that the licensed Controlled Affiliate maintains compliance with the license standards.

Standard 1 - Organization and Governance

A Controlled Affiliate is defined as an entity organized and operated in such a manner, that it meets the following requirements:

(1) Controlled Affiliate is owned or controlled by two or more Controlling Plans;

(2) Each Controlling Plan is authorized pursuant to a separate Blue Cross License Agreement to use the Licensed Marks in a geographic area in the Region and every geographic area in the Region is so licensed to at least one of the Controlling Plans; and

(3) The Controlling Plans must have the legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having not less than 100% voting control thereof;

(b) prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plans do not concur;

(c) exercise control over the policy and operations of the Controlled Affiliate; and

EXHIBIT A (continued)

Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by each of the Controlling Plans before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iii) change any of the type(s) of businesses in which it engages (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iv) take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Controlling Plans directly or indirectly through wholly owned subsidiaries shall own 100% of any for-profit Controlled Affiliate.

Standard 2 - Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Standard 3 - State Licensure/Certification

A Controlled Affiliate shall maintain appropriate and unimpaired licensure and certifications.

EXHIBIT A (continued)

Standard 4 - Certain Disclosures

A Controlled Affiliate shall make adequate disclosure in contracting with third parties and in disseminating public statements of:

a. the structure of the Blue Cross and Blue Shield System; and
b. the independent nature of every licensee.

Standard 5 - Reports and Records for Controlled Affiliates

A Controlled Affiliate and/or its Controlling Plans shall furnish, on a timely and accurate basis, reports and records relating to these Standards and the License Agreements between BCBSA and Controlled Affiliate.

Standard 6 - Best Efforts

During each year, a Controlled Affiliate shall use its best efforts to promote and build the value of the Blue Cross Marks.

Standard 7 - Participation in Certain National Programs

A Controlled Affiliate shall effectively and efficiently participate in certain national programs from time to time as may be adopted by Member Plans for the purposes of providing ease of claims processing for customers receiving benefits outside of the Controlled Affiliate's service area.

National program requirements include:

a. Inter-Plan Teleprocessing System (ITS); and

b. Inter-Plan Medicare Advantage Program.

Standard 8 - Participation in Master Business Associate Agreement

Controlled Affiliates shall comply with the terms of the Business Associate Agreement for Blue Cross and Blue Shield Licensees to the extent they perform the functions of a business associate or subcontractor to a business associate, as defined by the Business Associate Agreement.

Amended as of November 15, 2007

EXHIBIT B

ROYALTY FORMULA FOR SECTION 9 OF THE CONTROLLED AFFILIATE LICENSE AGREEMENTS APPLICABLE TO REGIONAL MEDICARE ADVANTAGE PPO PRODUCTS

Controlled Affiliate will pay BCBSA a fee for this license in accordance with the following formula:

An amount equal to its pro rata share of each Controlling Plan dues payable to BCBSA computed with the addition of the Controlled Affiliate's members using the Marks on regional MAPPO products and related services as reported on the Quarterly Enrollment Report with BCBSA. The payment by each Controlling Plan of its dues to BCBSA, including that portion described in this paragraph, will satisfy the requirement of this paragraph, and no separate payment will be necessary.

Amended as of June 14, 2007

Exhibit 1C

BLUE CROSS
CONTROLLED AFFILIATE LICENSE AGREEMENT
APPLICABLE TO REGIONAL MEDICARE PART D PRESCRIPTION DRUG PLAN PRODUCTS

(Adopted by Member Plans at their September 19, 2014 meeting)

This Agreement by and among Blue Cross and Blue Shield Association ("BCBSA") and _______ ("Controlled Affiliate"), a Controlled Affiliate of the Blue Cross Plan(s), known as _________ ("Controlling Plans"), each of which is also a Party signatory hereto.

WHEREAS, BCBSA is the owner of the BLUE CROSS and BLUE CROSS Design service marks;

WHEREAS, under the Medicare Modernization Act, companies may apply to and be awarded a contract by the Centers for Medicare and Medicaid Services ("CMS") to offer Medicare Part D Prescription Drug Plan products in geographic regions designated by CMS (hereafter "regional PDP products)."

WHEREAS, some of the CMS-designated regions include the Service Areas, or portions thereof, of more than one Plan.

WHEREAS, the Controlling Plans and Controlled Affiliate desire that the latter be entitled to use the BLUE CROSS and BLUE CROSS Design service marks (collectively the "Licensed Marks") as service marks and be entitled to use the term BLUE CROSS in a trade name ("Licensed Name") to offer regional PDP products in a region that includes the Service Areas, or portions thereof, of more than one Controlling Plan;

NOW THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. GRANT OF LICENSE

Subject to the terms and conditions of this Agreement, BCBSA hereby grants to Controlled Affiliate the right to use the Licensed Marks and Name in connection with, and only in connection with the sale, marketing and administration of regional PDP products and related services.

This grant of rights is non-exclusive and is limited to the following states: _________________(the "Region"). Controlled Affiliate may use the Licensed

Marks and Name in its legal name on the following conditions: (i) the legal name must be approved in advance, in writing, by BCBSA; (ii) Controlled Affiliate shall not do business outside the Region under any name or mark except business conducted in the Service Area of a Controlling Plan provided that Controlled Affiliate is separately licensed by BCBSA to use the Licensed Marks and Name in connection with health care plans and related services in the Service Area of such Controlling Plan; and (iii) Controlled Affiliate shall not use the Licensed Marks and Name, or any derivative thereof, as part of any name or symbol used to identify itself in any securities market. Controlled Affiliate may use the Licensed Marks and Name in its Trade Name only with the prior, written, consent of BCBSA.

2. QUALITY CONTROL

A. Controlled Affiliate agrees to use the Licensed Marks and Name only in connection with the licensed services and further agrees to be bound by the conditions regarding quality control shown in attached Exhibit A as they may be amended by BCBSA from time-to-time.

B. Controlled Affiliate agrees to comply with all applicable federal, state and local laws.

C. Controlled Affiliate agrees that it will provide on an annual basis (or more often if reasonably required by the Controlling Plans or by BCBSA) a report or reports to the Controlling Plans and BCBSA demonstrating Controlled Affiliate's compliance with the requirements of this Agreement including but not limited to the quality control provisions of this paragraph and the attached Exhibit A.

D. Controlled Affiliate agrees that the Controlling Plans and/or BCBSA may, from time-to-time, upon reasonable notice, review and inspect the manner and method of Controlled Affiliate's rendering of service and use of the Licensed Marks and Name.

E. As used herein, a Controlled Affiliate is defined as an entity organized and operated in such a manner, that it meets the following requirements:

(1) Controlled Affiliate is owned or controlled by two or more Controlling Plans;

(2) Each Controlling Plan is authorized pursuant to a separate Blue Cross License Agreement to use the Licensed Marks in a geographic area in the Region and every geographic area in the Region is so licensed to at least one of the Controlling Plans; and

(3) The Controlling Plans must have the legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having not less than 100% voting control thereof;

(b) to prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plans do not concur;

(c) to exercise control over the policy and operations of the Controlled Affiliate; and

Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by each of the Controlling Plans before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iii) change any of the type(s) of businesses in which it engages (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iv) take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Controlling Plans directly or indirectly through wholly-owned subsidiaries shall own 100% of any for-profit Controlled Affiliate.

3. SERVICE MARK USE

A. Controlled Affiliate recognizes the importance of a comprehensive national network of independent BCBSA licensees which are committed to strengthening the Licensed Marks and Name. The Controlled Affiliate further recognizes that its actions within the Region may affect the value of the Licensed Marks and Name nationwide.

B. Controlled Affiliate shall at all times make proper service mark use of the Licensed Marks and Name, including but not limited to use of such symbols or words as BCBSA shall specify to protect the Licensed Marks and Name and shall comply with such rules (generally applicable to Controlled Affiliates licensed to use the Licensed Marks and Name) relative to service mark use, as are issued from time-to-time by BCBSA. Controlled Affiliate recognizes and agrees that all use of the Licensed Marks and Name by Controlled Affiliate shall inure to the benefit of BCBSA.

C. Controlled Affiliate may not directly or indirectly use the Licensed Marks and Name in a manner that transfers or is intended to transfer in the Region the goodwill associated therewith to another mark or name, nor may Controlled Affiliate engage in activity that may dilute or tarnish the unique value of the Licensed Marks and Name.

D. Controlled Affiliate shall use its best efforts to promote and build the value of the Licensed Marks and Name in connection with the sale, marketing and administration of regional PDP products and related services.

4. SUBLICENSING AND ASSIGNMENT

Controlled Affiliate shall not, directly or indirectly, sublicense, transfer, hypothecate, sell, encumber or mortgage, by operation of law or otherwise, the rights granted hereunder and any such act shall be voidable at the sole option of any Controlling Plan or BCBSA. This Agreement and all rights and duties hereunder are personal to Controlled Affiliate.

5. INFRINGEMENT

Controlled Affiliate shall promptly notify the Controlling Plans and the Controlling Plans shall promptly notify BCBSA of any suspected acts of infringement, unfair competition or passing off that may occur in relation to the Licensed Marks and Name. Controlled Affiliate shall not be entitled to require the Controlling Plans or BCBSA to take any actions or institute any proceedings to prevent infringement, unfair competition or passing off by third parties. Controlled Affiliate agrees to render to the Controlling Plans and BCBSA, without charge, all reasonable assistance in connection with any matter pertaining to the protection of the Licensed Marks and Name by BCBSA.

6. LIABILITY INDEMNIFICATION

Controlled Affiliate and the Controlling Plans hereby agree to save, defend, indemnify and hold BCBSA harmless from and against all claims, damages, liabilities and costs of every kind, nature and description (except those arising solely as a result of BCBSA's negligence) that may arise as a result of or related to Controlled Affiliate's rendering of services under the Licensed Marks and Name.

7. LICENSE TERM

A. Except as otherwise provided herein, the license granted by this Agreement shall remain in effect for a period of one (1) year and shall be automatically extended for additional one (1) year periods unless terminated pursuant to the provisions herein.

B. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that: (i) any one of the Controlling Plans ceases to be authorized to use the Licensed Marks and Name; or (ii) pursuant to Paragraph 15(a)(x) of the Blue Cross License Agreement any one of the Controlling Plans ceases to be authorized to use the Licensed Names and Marks in the Region.

C. Notwithstanding any other provision of this Agreement, this license to use the Licensed Marks and Name may be forthwith terminated by the Controlling Plans or the affirmative vote of the majority of the Board of Directors of BCBSA present and voting at a special meeting expressly called by BCBSA for the purpose on ten (10) days written notice to the Controlling Plans advising of the specific matters at issue and granting the Controlling Plans an opportunity to be heard and to present their response to the Board for: (1) failure to comply with any applicable minimum capital or liquidity requirement under the quality control standards of this

Agreement; or (2) failure to comply with the "Organization and Governance" quality control standard of this Agreement; or (3) impending financial insolvency; or (4) failure to comply with any of the applicable requirements of Standards 2, 3, 4, or 5 of attached Exhibit A; or (5) the pendency of any action instituted against the Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business or seeking the declaration or establishment of a trust for any of its property or business, unless this Controlled Affiliate License Agreement has been earlier terminated under paragraph 7(E); or (6) such other reason as is determined in good faith immediately and irreparably to threaten the integrity and reputation of BCBSA, the Plans (including the Controlling Plans), any other licensee including Controlled Affiliate and/or the Licensed Marks and Name.

D. Except as otherwise provided in Paragraphs 7(B), 7(C) or 7(E) herein, should Controlled Affiliate fail to comply with the provisions of this Agreement and not cure such failure within thirty (30) days of receiving written notice thereof (or commence a cure within such thirty day period and continue diligent efforts to complete the cure if such curing cannot reasonably be completed within such thirty day period) BCBSA or the Controlling Plans shall have the right to issue a notice that the Controlled Affiliate is in a state of noncompliance. If a state of noncompliance as aforesaid is undisputed by the Controlled Affiliate or is found to exist by a mandatory dispute resolution panel and is uncured as provided above, BCBSA shall have the right to seek judicial enforcement of the Agreement or to issue a notice of termination thereof. Notwithstanding any other provisions of this Agreement, any disputes as to the termination of this License pursuant to Paragraphs 7(B), 7(C) or 7(E) of this Agreement shall not be subject to mediation and mandatory dispute resolution. All other disputes between or among BCBSA, any of the Controlling Plans and/or Controlled Affiliate shall be submitted promptly to mediation and mandatory dispute resolution. The mandatory dispute resolution panel shall have authority to issue orders for specific performance and assess monetary penalties. Except, however, as provided in Paragraphs 7(B) and 7(E) of this Agreement, this license to use the Licensed Marks and Name may not be finally terminated for any reason without the affirmative vote of a majority of the present and voting members of the Board of Directors of BCBSA.

E. This Agreement and all of Controlled Affiliate's rights hereunder shall immediately terminate without any further action by any party or entity in the event that:

(1) Controlled Affiliate shall no longer comply with item 2(E) above;

(2) Appropriate dues, royalties and other payments for Controlled Affiliate pursuant to paragraph 9 hereof, which are the royalties for this License Agreement, are more than sixty (60) days in arrears to BCBSA; or

(3) Any of the following events occur: (i) a voluntary petition shall be filed by Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief, or (ii) an involuntary petition or proceeding shall be filed against Controlled Affiliate seeking bankruptcy, reorganization, arrangement with creditors or other relief under the bankruptcy laws of the United States or any other law governing insolvency or debtor relief and such petition or proceeding is consented to or acquiesced in by Controlled Affiliate or is not dismissed within sixty (60) days of the date upon which the petition or other document commencing the proceeding is served upon the Controlled Affiliate, or (iii) an order for relief is entered against Controlled Affiliate in any case under the bankruptcy laws of the United States, or Controlled Affiliate is adjudged bankrupt or insolvent as those terms are defined in the Uniform Commercial Code as enacted in the State of Illinois by any court of competent jurisdiction, or (iv) Controlled Affiliate makes a general assignment of its assets for the benefit of creditors, or (v) any government or any government official, office, agency, branch, or unit assumes control of Controlled Affiliate or delinquency proceedings (voluntary or involuntary) are instituted, or (vi) an action is brought by Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business, or (vii) an action is instituted by any governmental entity or officer against Controlled Affiliate seeking its dissolution or liquidation of its assets or seeking the appointment of a trustee, interim trustee, receiver or other custodian for any of its property or business and such action is consented to or acquiesced in by Controlled Affiliate or is not dismissed within one hundred thirty (130) days of the date upon which the pleading or other document commencing the action is served upon the Controlled Affiliate, provided that if the action is stayed or its prosecution is enjoined, the one hundred thirty (130) day period is tolled for the duration of the stay or injunction, and provided further, that the Association's Board of Directors may toll or extend the 130 day period at any time prior to its expiration, or (viii) a trustee, interim trustee, receiver or other custodian for any of Controlled Affiliate's property or business is appointed or the Controlled Affiliate is ordered dissolved or liquidated. Notwithstanding any other provision of this Agreement, a declaration or a request for declaration of the existence of a trust over any of the Controlled Affiliate's property or business shall not in itself be deemed to constitute or seek appointment of a trustee, interim trustee, receiver or other custodian for purposes of subparagraphs 7(E)(3)(vii) and (viii) of this Agreement.

F. Upon termination of this Agreement for cause or otherwise, Controlled Affiliate agrees that it shall immediately discontinue all use of the Licensed Marks and Name, including any use in its trade name, except to the extent that it continues to be authorized to use the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan.

G. Upon termination of this Agreement, Controlled Affiliate shall immediately notify all of its customers to whom it provides products or services under the Licensed Marks pursuant to this Agreement that it is no longer a licensee of BCBSA and, if directed by the Association's Board of Directors, shall provide instruction on how the customer can contact BCBSA or a designated licensee to obtain further information on securing coverage. The notification required by this paragraph shall be in writing and in a form approved by BCBSA. The BCBSA shall have the right to audit the terminated entity's books and records to verify compliance with this paragraph.

H. In the event this Agreement terminates pursuant to 7(B) hereof, upon termination of this Agreement the provisions of Paragraph 7(G) shall not apply and the following provisions shall apply, except that, in the event that Controlled Affiliate is separately licensed by BCBSA to use the Licensed Marks in the Service Area of a Controlling Plan and termination of this Agreement is due to a partial termination of such Controlling Plan's license pursuant to Paragraph 15(a)(x)(ii) of the Blue Cross License Agreement, the notices, national account listing, payment, and audit right listed below shall be applicable solely with respect to the Region and the geographic area for which the Controlling Plan's license to use the Licensed Names and Marks is terminated:

(1) The Controlled Affiliate shall send a notice through the U.S. mails, with first class postage affixed, to all individual and group customers, providers, brokers and agents of products or services sold, marketed, underwritten or administered by the Controlled Affiliate under the Licensed Marks and Name. The form and content of the notice shall be specified by BCBSA and shall, at a minimum, notify the recipient of the termination of the license, the consequences thereof, and instructions for obtaining alternate products or services licensed by BCBSA. This notice shall be mailed within 15 days after termination.

(2) The Controlled Affiliate shall deliver to BCBSA within five days of a request by BCBSA a listing of national accounts in which the Controlled Affiliate is involved (in a control, participating or servicing capacity), identifying the national account and the Controlled Affiliate's role therein.

(3) Unless the cause of termination is an event respecting BCBSA stated in paragraph 15(a) or (b) of the Plan's license agreement with BCBSA to use the Licensed Marks and Name, the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans shall be jointly liable for payment to BCBSA of an amount equal to $25 multiplied by the number of Licensed Enrollees of the Controlled Affiliate; provided that if any Plan other than a Controlling Plan is permitted by BCBSA to use marks or names licensed by BCBSA in a geographic area in the Region, the payment for Licensed Enrollees in such

geographic area shall be multiplied by a fraction, the numerator of which is the number of Licensed Enrollees of the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans in such geographic area and the denominator of which is the total number of Licensed Enrollees in such geographic area. Licensed Enrollee means each and every person and covered dependent who is enrolled as an individual or member of a group receiving products or services sold, marketed or administered under marks or names licensed by BCBSA as determined at the earlier of (i) the end of the last fiscal year of the terminated entity which ended prior to termination or (ii) the fiscal year which ended before any transactions causing the termination began. Notwithstanding the foregoing, the amount payable pursuant to this subparagraph H. (3) shall be due only to the extent that, in BCBSA's opinion, it does not cause the net worth of the Controlled Affiliate, the Controlling Plans or any other Licensed Controlled Affiliates of the Controlling Plans to fall below 100% of the Health Risk-Based Capital formula, or its equivalent under any successor formula, as set forth in the applicable financial responsibility standards established by BCBSA (provided such equivalent is approved for purposes of this subparagraph by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans); measured as of the date of termination, and adjusted for the value of any transactions not made in the ordinary course of business. This payment shall not be due in connection with transactions exclusively by or among Plans (including the Controlling Plans) or their affiliates, including reorganizations, combinations or mergers, where the BCBSA Board of Directors determines that the license termination does not result in a material diminution in the number of Licensed Enrollees or the extent of their coverage. In the event that the Controlled Affiliate's license is reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, BCBSA shall reimburse the Controlled Affiliate (and/or the Controlling Plans or their other Licensed Controlled Affiliates, as the case may be) for payments made under this subparagraph 7.H.(3) only to the extent that such payments exceed the amounts due to BCBSA pursuant to paragraph 7.K. and any costs associated with reestablishing the terminated Controlling Plan's Service Area or the Region, including any payments made by BCBSA to a Plan or Plans (including the other Controlling Plans), or their Licensed Controlled Affiliates, for purposes of replacing the Controlled Affiliate.

(4) BCBSA shall have the right to audit the books and records of the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans to verify compliance with this paragraph 7.H.

(5) As to a breach of 7.H.(1), (2), (3) or (4), the parties agree that the obligations are immediately enforceable in a court of competent jurisdiction. As to a breach of 7.H.(1), (2) or (4) by the Controlled Affiliate, the parties agree there is no adequate remedy at law and BCBSA is entitled to obtain specific performance.

I. BCBSA shall be entitled to enjoin the Controlled Affiliate or any related party in a court of competent jurisdiction from entry into any transaction which would result in a termination of this Agreement unless a Controlling Plan's license from BCBSA to use the Licensed Marks and Names has been terminated pursuant to 10(d) of such Controlling Plan's license agreement upon the required 6 month written notice.

J. BCBSA acknowledges that it is not the owner of assets of the Controlled Affiliate.

K. In the event this Agreement terminates and is subsequently reinstated by BCBSA or is deemed to have remained in effect without interruption by a court of competent jurisdiction, the Controlled Affiliate, the Controlling Plans, and any other Licensed Controlled Affiliates of the Controlling Plans shall be jointly liable for reimbursing BCBSA the reasonable costs incurred by BCBSA in connection with the termination and the reinstatement or court action, and any associated legal proceedings, including but not limited to: outside legal fees, consulting fees, public relations fees, advertising costs, and costs incurred to develop, lease or establish an interim provider network. Any amount due to BCBSA under this subparagraph may be waived in whole or in part by the BCBSA Board of Directors in its sole discretion.

8. DISPUTE RESOLUTION

The parties agree that any disputes between or among them or between or among any of them and one or more Plans or Controlled Affiliates of Plans that use in any manner the Blue Cross and Blue Cross Marks and Name are subject to the Mediation and Mandatory Dispute Resolution process attached to and made a part of each Controlling Plan's License from BCBSA to use the Licensed Marks and Name as Exhibit 5 as amended from time-to-time, which documents are incorporated herein by reference as though fully set forth herein.

9. LICENSE FEE

Controlled Affiliate will pay to BCBSA a fee for this License determined pursuant to the formula(s) set forth in Exhibit B.

10. JOINT VENTURE

Nothing contained in this Agreement shall be construed as creating a joint venture, partnership, agency or employment relationship between the Controlling Plans and Controlled Affiliate or between either and BCBSA.

11. NOTICES AND CORRESPONDENCE

Notices regarding the subject matter of this Agreement or breach or termination thereof shall be in writing and shall be addressed in duplicate to the last known address of each other party, marked respectively to the attention of its President and, if any, its General Counsel.

12. COMPLETE AGREEMENT

This Agreement contains the complete understandings of the parties in relation to the subject matter hereof. This Agreement may only be amended by the affirmative vote of three-fourths of the Plans and three-fourths of the total then current weighted vote of all the Plans as officially recorded by the BCBSA Corporate Secretary.

13. SEVERABILITY

If any term of this Agreement is held to be unlawful by a court of competent jurisdiction, such findings shall in no way affect the remaining obligations of the parties hereunder and the court may substitute a lawful term or condition for any unlawful term or condition so long as the effect of such substitution is to provide the parties with the benefits of this Agreement.

14. NONWAIVER

No waiver by BCBSA of any breach or default in performance on the part of Controlled Affiliate or any other licensee of any of the terms, covenants or conditions of this Agreement shall constitute a waiver of any subsequent breach or default in performance of said terms, covenants or conditions.

14A. VOTING

For all provisions of this Agreement referring to voting, the term 'Plans' shall mean all entities licensed under the Blue Cross License Agreement and/or the Blue Shield License Agreement, and in all votes of the Plans under this Agreement the Plans shall vote together. For weighted votes of the Plans, the Plan shall have a number of votes equal to the number of weighted votes (if any) that it holds as a Blue Cross Plan plus the number of weighted votes (if any) that it holds as a Blue Shield Plan. For all other votes of the Plans, the Plan shall have one vote. For all questions requiring an affirmative three-fourths weighted vote of the Plans, the requirement shall be deemed satisfied with a lesser weighted vote unless the greater of: (i) 6/52 or more of the Plans (rounded to the nearest whole number, with

0.5 or multiples thereof being rounded to the next higher whole number) fail to cast weighted votes in favor of the question; or (ii) three (3) of the Plans fail to cast weighted votes in favor of the question. Notwithstanding the foregoing provision, if there are thirty-nine (39) Plans, the requirement of an affirmative three-fourths weighted vote shall be deemed satisfied with a lesser weighted vote unless four (4) or more Plans fail to cast weighted votes in favor of the question.

15. GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois.

16. HEADINGS

The headings inserted in this agreement are for convenience only and shall have no bearing on the interpretation hereof.

IN WITNESS WHEREOF, the parties have caused this License Agreement to be executed and effective as of the date of last signature written below.

Controlled Affiliate:

By:_______________________________________

Date:_____________________________________

Controlling Plan:

By: _______________________________________

Date:_____________________________________

Controlling Plan:

By: _______________________________________

Date:_____________________________________

BLUE CROSS AND BLUE SHIELD ASSOCIATION

By:_______________________________________

Date:_____________________________________

EXHIBIT A

CONTROLLED AFFILIATE LICENSE STANDARDS APPLICABLE TO REGIONAL MEDICARE PART D PRESCRIPTION DRUG PLAN PRODUCTS September 2014

PREAMBLE

The standards for licensing Controlled Affiliates for Medicare Part D Prescription Drug Plan Products are established by BCBSA and are subject to change from time-to-time upon the affirmative vote of three-fourths (3/4) of the Plans and three-fourths (3/4) of the total weighted vote. Each Controlling Plan is required to use a standard Controlled Affiliate license form provided by BCBSA and to cooperate fully in assuring that the licensed Controlled Affiliate maintains compliance with the license standards.

Standard 1 - Organization and Governance

A Controlled Affiliate is defined as an entity organized and operated in such a manner, that it meets the following requirements:

(1) Controlled Affiliate is owned or controlled by two or more Controlling Plans;

(2) Each Controlling Plan is authorized pursuant to a separate Blue Cross License Agreement to use the Licensed Marks in a geographic area in the Region and every geographic area in the Region is so licensed to at least one of the Controlling Plans; and

(3) The Controlling Plans must have the legal authority directly or indirectly through wholly-owned subsidiaries:

(a) to select members of the Controlled Affiliate's governing body having not less than 100% voting control thereof;

(b) prevent any change in the articles of incorporation, bylaws or other establishing or governing documents of the Controlled Affiliate with which the Controlling Plans do not concur;

(c) exercise control over the policy and operations of the Controlled Affiliate; and

EXHIBIT A (continued)

Notwithstanding anything to the contrary in (a) through (c) hereof, the Controlled Affiliate's establishing or governing documents must also require written approval by each of the Controlling Plans before the Controlled Affiliate can:

(i) change its legal and/or trade names;

(ii) change the geographic area in which it operates (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iii) change any of the type(s) of businesses in which it engages (except such approval shall not be required with respect to business of the Controlled Affiliate conducted under the Licensed Marks within the Service Area of one of the Controlling Plans pursuant to a separate controlled affiliate license agreement with BCBSA sponsored by such Controlling Plan);

(iv) take any action that any Controlling Plan or BCBSA reasonably believes will adversely affect the Licensed Marks and Name.

In addition, the Controlling Plans directly or indirectly through wholly-owned subsidiaries shall own 100% of any for-profit Controlled Affiliate.

Standard 2 - Financial Responsibility

A Controlled Affiliate shall be operated in a manner that provides reasonable financial assurance that it can fulfill all of its contractual obligations to its customers.

Standard 3 - State Licensure/Certification

A Controlled Affiliate shall maintain appropriate and unimpaired licensure and certifications.

EXHIBIT A (continued)

Standard 4 - Certain Disclosures

A Controlled Affiliate shall make adequate disclosure in contracting with third parties and in disseminating public statements of:

a. the structure of the Blue Cross and Blue Shield System; and
b. the independent nature of every licensee.

Standard 5 - Reports and Records for Controlled Affiliates

A Controlled Affiliate and/or its Controlling Plans shall furnish, on a timely and accurate basis, reports and records relating to these Standards and the License Agreements between BCBSA and Controlled Affiliate.

Standard 6 - Best Efforts

During each year, a Controlled Affiliate shall use its best efforts to promote and build the value of the Blue Cross Marks.

Standard 7 - Participation in Master Business Associate Agreement

Controlled Affiliates shall comply with the terms of the Business Associate Agreement for Blue Cross and Blue Shield Licensees to the extent they perform the functions of a business associate or subcontractor to a business associate, as defined by the Business Associate Agreement.

EXHIBIT B

ROYALTY FORMULA FOR SECTION 9 OF THE CONTROLLED AFFILIATE LICENSE AGREEMENTS APPLICABLE TO REGIONAL MEDICARE PART D PRESCRIPTION DRUG PLAN PRODUCTS

Controlled Affiliate will pay BCBSA a fee for this license in accordance with the following formula:

An amount equal to its pro rata share of each Controlling Plan dues payable to BCBSA computed with the addition of the Controlled Affiliate's members using the Marks on regional PDP products and related services as reported on the Quarterly Enrollment Report with BCBSA. The payment by each Controlling Plan of its dues to BCBSA, including that portion described in this paragraph, will satisfy the requirement of this paragraph, and no separate payment will be necessary.

Amended as of June 14, 2007

EXHIBIT 2

Membership Standards

Preamble

The Membership Standards apply to all organizations seeking to become or to continue as Regular Members of the Blue Cross and Blue Shield Association. Any organization seeking to become a Regular Member must be found to be in substantial compliance with all Membership Standards at the time membership is granted and the organization must be found to be in substantial compliance with all Membership Standards for a period of two (2) years preceding the date of its application. If Membership is sought by an entity which controls or is controlled by one or more Plans, such compliance shall be determined on the basis of compliance by such Plan or Plans.

The Regular Member Plans shall have authority to interpret these Standards.

A Regular Member Plan that operates as a "Shell Holding Company" is defined as an entity that assumes no underwriting risk and has less than 1% of the consolidated enterprise assets (excludes investments in subsidiaries) and less than 5% of the consolidated enterprise net general and administrative expenses.

A Regular Member Plan that operates as a "Hybrid Holding Company" is defined as an entity that assumes no underwriting risk and has either more than 1% of the consolidated enterprise assets (excludes investments in subsidiaries) or more than 5% of the consolidated enterprise net general and administrative expenses.

Standard 1: A Plan shall maintain a governing Board, which shall control the Plan and ensure that the Plan follows appropriate practices of corporate governance. A Plan's Board shall not be controlled by any special interest group, shall make an annual determination that a majority of its directors are independent, and shall act in the best interest of its Corporation and its customers. The Board shall be composed of a majority of persons other than providers of health care services, who shall be known as public members. A public member shall not be an employee of or have a financial interest in a health care provider, nor be a member of a profession which provides health care services.

Standard 2: A Plan shall furnish to the Association on a timely and accurate basis reports and records relating to compliance with these Standards and the License Agreements between the Association and the Plans. Such reports and records are the following:

A. BCBSA Membership Information Request;

B. Biennial trade name and service mark usage material, including disclosure material under Standard 7;

C. Changes in the governance of the Plan, including changes in a Plan's Charter, Articles of Incorporation, or Bylaws, changes in a Plan's Board composition, or changes in the identity of the Plan's Principal Officers;

D. Quarterly Financial Report, Semi-annual "Health Risk-Based Capital (HRBC) Report" as defined by the NAIC, Annual Budget, Annual Certified Audit Report, Insurance Department Examination Report, Annual Statement filed with State Insurance Department (with all attachments), Plan, Subsidiary and Affiliate Report; and

- Plans that are a Shell Holding Company as defined in the Preamble hereto are required to furnish only a calendar year-end "Health Risk-Based Capital (HRBC) Report" as defined by the NAIC.

E. Quarterly Enrollment Report, Quarterly Member Touchpoint Measures Index (MTM) through 12/31/2011, and Semi-annual MTM Index starting 1/1/2012 and thereafter.

- For purposes of MTM reporting only, a Plan shall file a separate MTM report for each Geographic Market.

Standard 3: A Plan shall be operated in a manner that provides reasonable financial assurance that it can fulfill its contractual obligations to its customers.

Standard 4: A Plan shall be operated in a manner responsive to customer needs and requirements.

Standard 5: A Plan shall effectively and efficiently participate in each national program as from time to time may be adopted by the Member Plans for the purposes of providing portability of membership between the Plans and ease of claims processing for customers receiving benefits outside of the Plan's Service Area.

Such programs are applicable to Blue Cross and Blue Shield Plans, and include:

A. Transfer Program;
B. Inter-Plan Teleprocessing System (ITS);
C. BlueCard Program;
D. National Account Programs;
E. Business Associate Agreement for Blue Cross and Blue Shield Licensees, effective April 14, 2003; and
F. Inter-Plan Medicare Advantage Program.

Standard 6:	In addition to requirements under the national programs listed in Standard 5: Participation in National Programs, a Plan shall take such action as required to ensure its financial performance in programs and contracts of an inter-Plan nature or where the Association is a party.
Standard 7:	A Plan shall make adequate disclosure in contracting with third parties and in disseminating public statements of (i) the structure of the Blue Cross and Blue Shield System, (ii) the independent nature of every Plan, and (iii) the Plan's financial condition.
Standard 8:	A Plan shall cooperate with the Association's Board of Directors and its Brand Enhancement & Protection Committee in the administration of the Plan Performance Response Process and in addressing Plan performance problems identified thereunder.
Standard 9:	A Plan shall obtain a rating of its financial strength from an independent rating agency approved by the Association's Board of Directors for such purpose.
Standard 10:	Notwithstanding any other provision in this License Agreement, during each year, a Plan and its Controlled Affiliate(s) engaged in providing licensable services (excluding Life Insurance and Charitable Foundation Services) shall use their best efforts to promote and build the value of the Blue Cross Marks.
Standard 11:	Neither a Plan nor any Larger Controlled Affiliate shall cause or permit an entity other than a Plan or a Licensed Controlled Affiliate thereof to obtain control of the Plan or Larger Controlled Affiliate or to acquire a substantial portion of its assets related to licensable services.

EXHIBIT 2

Membership Standards

Standard 12: No provider network, or portion thereof, shall be rented or otherwise made available to a National Competitor if the Licensed Marks or Names are used in any way with such network.

A provider network may be rented or otherwise made available, provided there is no use of the Licensed Marks or Names with respect to the network being rented.

Amended as of March 18, 2004

EXHIBIT 3

GUIDELINES WITH RESPECT TO USE OF LICENSED NAME AND MARKS IN CONNECTION WITH NATIONAL ACCOUNTS

1. The strength of the Blue Cross/Blue Cross National Accounts mechanism, and the continued provision of cost effective, quality health care benefits to National Accounts, are predicated on locally managed provider networks coordinated on a national scale in a manner consistent with effective service to National Account customers and consistent with the preservation of the integrity of the Blue Cross/Blue Shield system and the Licensed Marks. These guidelines shall be interpreted in keeping with such ends.

2. A National Account is an entity with employee and/or retiree locations in more than one Plan's Service Area. Unless otherwise agreed, a National Account is deemed located in the Service Area in which the corporate headquarters of the National Account is located. A local plant, office or division headquarters of an entity may be deemed a separate National Account when that local plant, office or division headquarters 1) has employee locations in more than one Service Area, and 2) has independent health benefit decision-making authority for the employees working at such local plant, office or division headquarters and for employees working at other locations outside the Service Area. In such a case, the local plant, office or division headquarters is a National Account that is deemed located in the Service Area in which such local plant, office or division headquarters is located. The Control Plan of a National Account is the Plan in whose Service Area the National Account is located. A participating ("Par") Plan is a Plan in whose Service Area the National Account has employee and/or retiree locations, but in which the National Account is not located. In the event that a National Account parent company consolidates health benefit-decision making for itself and its wholly-owned subsidiary companies, the parent company and the subsidiary companies shall be considered one National Account. The Control Plan for such a National Account shall be the Plan in whose Service Area the parent company headquarters is located.

3. The National Account Guidelines enunciated herein below shall be applicable only with respect to the business of new National Accounts acquired after January 1, 1991.

4. Control Plans shall utilize National Account identification cards complying with then currently effective BCBSA graphic standards in connection with all National Accounts business to facilitate administration thereof, to minimize subscriber and provider confusion, and to reflect a commitment to cooperation among Plans.

EXHIBIT 3

5. Disputes among Plans and/or BCBSA as to the interpretation or implementation of these Guidelines or as to other National Accounts issues shall be submitted to mediation and mandatory dispute resolution as provided in the License Agreement. For two years from the effective date of the License Agreement, however, such disputes shall be subject to mediation only, with the results of such mediation to be collected and reported in order to establish more definitive operating parameters for National Accounts business and to serve as ground rules for future binding dispute resolution.

6. The Control Plan may use the BlueCard Program (as defined by IPPC) to deliver benefits to employees and non-Medicare eligible retirees in a Participating Plan's service area if an alternative arrangement with the Participating Plan cannot be negotiated. The Participating Plan's minimum servicing requirement for those employees and non-Medicare retirees in its service area is to deliver benefits using the BlueCard Program. Account delivery is subject to the policies, provisions and procedures of the BlueCard Program.

7. For provider payments in a Participating Plan's area (on non-BlueCard claims), payment to the provider may be made by the Participating Plan or the Control Plan at the Participating Plan's option. If the Participating Plan elects to pay the provider, it may not withhold payment of a claim verified by the Control Plan or its designated processor, and payment must be in conformity with service criteria established by the Board of Directors of BCBSA (or an authorized committee thereof) to assure prompt payment, good service and minimum confusion with providers and subscribers. The Control Plan, at the Participating Plan's request, will also assure that measures are taken to protect the confidentiality of the data pertaining to provider reimbursement levels and profiles.

Amended as of June 14, 1996

8. The Control Plan, in its financial agreements with a National Account, is expected to reasonably reflect the aggregate amount of differentials passed along to the Control Plan by all Participating Plans in a National Account.

9. Other than in contracting with health care providers or soliciting such contracts in areas contiguous to a Plan's Service Area in order to serve its subscribers or those of its licensed Controlled Affiliate residing or working in its Service Area, a Control Plan may not use the Licensed Marks and/or Name, as a tag line or otherwise, to negotiate directly with providers outside its Service Area.

Amended as of March 13, 2003

1. A Plan and its licensed Controlled Affiliate may use the Licensed Marks and Name in bidding on and executing a contract to serve a Government Program, and in thereafter communicating with the Government concerning the Program. With respect, however, to such contracts entered into after the 1st day of January, 1991, the Licensed Marks and Name will not be used in communications or transactions with beneficiaries or providers in the Government Program located outside a Plan's Service Area, unless the Plan can demonstrate to the satisfaction of BCBSA's governing body that such a restriction on use of the Licensed Marks and Name will jeopardize its ability to procure the contract for the Government Program. As to both existing and future contracts for Government Programs, Plans will discontinue use of the Licensed Marks and Name as to beneficiaries and Providers outside their Service Area as expeditiously as circumstances reasonably permit. Effective January 1, 1995, except as provided in the first sentence above, all use by a Plan of the Licensed Marks and Name in Government Programs outside of the Plan's Service Area shall be discontinued. Incidental communications outside a Plan's Service Area with resident or former resident beneficiaries of the Plan, and other categories of necessary incidental communications approved by BCBSA, are not prohibited. For purposes of this Paragraph 1, the term "Government Programs" shall mean Medicare Part A, Medicare Part B and other non-risk government programs.

2. In connection with activity otherwise in furtherance of the License Agreement, a Plan and its Controlled Affiliates that are licensed to use the Licensed Marks and Name in its Service Area pursuant to the Controlled Affiliate License Agreements authorized in clauses a) through c) of Paragraph 2 of the Plan's License Agreement with BCBSA may use the Licensed Marks and Name outside the Plan's Service Area in the following circumstances which are deemed legitimate and necessary and not likely to cause consumer confusion:

2.1 Common Business Communications

a. sending letterhead, envelopes, and similar items solely for administrative purposes (e.g., not for purposes of marketing, advertising, promoting, selling or soliciting the sale of health care plans and related services);

b. distributing business cards other than in marketing and selling;

c. advertising in publications or electronic media solely to persons for employment;

2.2 Marketing Spillover

a. advertising in print, electronic or other media which serve, as a substantial market, the Service Area of the Plan or licensed Controlled Affiliate, provided that no Plan or Controlled Affiliate may advertise outside its Service Area on the national broadcast and cable networks and that advertisements in national print media are limited to the smallest regional edition encompassing the Service Area;

b. advertising by direct mail where the addressee's zip code plus 4 includes, at least in part, the Plan's Service Area or that of a licensed Controlled Affiliate;

2.3 Provider Contracting

a. contracting with health care providers or soliciting such contracts in areas contiguous to the Plan's Service Area in order to serve its subscribers or those of such licensed Controlled Affiliates residing or working in its service area;

b. issuing a small sign containing the legal name or trade name of the Plan or such licensed Controlled Affiliates for display by a provider to identify the latter as a participating provider of the Plan or Controlled Affiliate;

c. negotiating rates with a health care provider for services to a specific member, provided that all of the following conditions are met:

(1) the health care provider does not have a contract, applicable to the services rendered or to be rendered, with the Licensee (or any of the Licensees in the case of overlapping Service Areas) in whose Service Area the health care provider is located; and

(2) the Plan or Controlled Affiliate reasonably determines that the member did/does not have a reasonable opportunity to access a participating provider whose contract applies to the services rendered or to be rendered; and

(3) at least one of the following circumstances exists:

(i) the member received emergency services and the Plan or Controlled Affiliate knows or reasonably anticipates that the charges on the claim will meet or exceed $5,000; or

(ii) a provider, in consultation pre- or post- treatment with the Plan or Controlled Affiliate, makes/made a treatment recommendation or referral to a non-par provider or to a par provider whose contract does not apply to the services to be rendered; or

(iii) the member inadvertently accessed a non-par provider or non-contracted services in the course of receiving services from a par provider (e.g., the member sees a non-par consulting specialist in a participating hospital); and

(4) the Licensee (and in the case of overlapping Service Areas, all of the Licensees) in whose Service Area the health care provider is located consent(s) in advance.

d. contracting with a pharmacy management organization ("Pharmacy Intermediary") to gain access to a national or regional pharmacy network to provide self-administered prescription drugs to deliver a pharmacy benefit for all of the Plan's or licensed Controlled Affiliate's members nationwide, provided, however, that the Pharmacy Intermediary may not use the Licensed Marks or Name in contracting with the pharmacy providers in such network;

e. contracting with the corporate owner of a national or regional retail pharmacy chain to gain access to the pharmacies in the chain to provide self-administered prescription drugs to deliver a pharmacy benefit for all of the Plan's or licensed Controlled Affiliate's members nationwide, provided that (1) the Plan and the Controlled Affiliate may not contract directly with pharmacists or pharmacy stores outside the Plan's Service Area, and (2) neither the Plan's or the Controlled Affiliate's name nor the Licensed Marks or Name may be posted or otherwise displayed at or by any pharmacy store outside the Plan's Service Area;

f. contracting with a dental management organization ("Dental Intermediary") to gain access to a national or regional dental network to deliver a routine dental benefit for all of the Plan's or licensed Controlled Affiliate's members nationwide, provided, however, that the Dental Intermediary may not use the Licensed Marks or Name in contracting with the dental providers in such network;

g. contracting with a vision management organization ("Vision Intermediary") to gain access to a national or regional vision network to deliver a routine vision benefit for all of the Plan's or licensed Controlled Affiliate's members nationwide, provided, however, that the Vision Intermediary may not use the Licensed Marks or Name in contracting with the vision providers in such network;

h. contracting with an independent clinical laboratory for analysis and clinical assessment of specimens that are collected within the Plan's Service Area;

i. contracting with a durable medical equipment or home medical equipment company for durable medical equipment and supplies and home medical equipment and supplies that are shipped to a location within the Plan's Service Area;

j. contracting with a specialty pharmaceutical company for non-routine biological therapeutics that are ordered by a health care professional located within the Plan's Service Area;

k. contracting with a company that operates provider sites in the Plan's Service Area, provided that the contract is solely for services rendered at a site (e.g., hospital, mobile van) that is within the Plan's Service Area;

l. contracting with a company that makes health care professionals available in the Plan's Service Area (e.g., traveling home health nurse), provided that the contract is solely for services rendered by health care professionals who are located within the Plan's Service Area.

2.4 Services to National Accounts

a. in conjunction with contracting with a National Account as Control Licensee or Alternate Control Licensee (as those terms are defined in the Inter-Plan Programs Policies and Provisions ("IP Policies")) to offer Blue-branded Health Coverage to the National Account, offering Blue-branded Health and Wellness Programs to all members of the National Account, including members who have not enrolled in the Blue-branded Health Coverage ("non-Blue Health Coverage members"), provided that:

(i) the Plan and/or licensed Controlled Affiliate has no contact or interaction with providers outside of the Plan's Service Area regarding such non-Blue Health Coverage members, except as specifically provided in the IP Policies; and

(ii) if in accordance with IP Policies another Licensee is soliciting or servicing under the Brands a local plant, office or division of the account that is outside of the Plan's Service Area, the Plan and/or licensed Controlled Affiliate may not offer Blue-branded Health and Wellness Programs to any employees working at such local plant, office or division without the consent of such other Licensee; and

(iii) if the Plan and/or licensed Controlled Affiliate provides an information card to the non-Blue Health Coverage members, the card may not display the Symbols in the masthead, must contain a prominent disclosure conveying that it is not a health insurance card, and otherwise must be designed so that it is dissimilar to a Blue member identification card.

Amended as of June 19, 2014

For purposes of this subparagraph a, the following definitions apply:

"Health and Wellness Program" shall mean a program that includes at least one of the following elements or a related element:

- Health Risk Assessment and/or Preventive Screenings
- Exercise and Fitness Programs
- Health and Wellness Events (e.g., attendance at a health fair, a 5K walk)
- Nutrition and Weight Management
- Health Education (e.g., smoking cessation classes)
- Prenatal and Parenting Education
- Disease or Chronic Condition Management

The above listing is intended to represent examples of the types of programs that may be offered, and other programs, including those offered through different media such as the internet or telephonically, may also be deemed Health and Wellness programs.

"Health Coverage" shall mean providing or administering medical, surgical, hospital, major medical, or catastrophic coverage, or any HMO, PPO, POS or other managed care plan for the foregoing services.

Amended as of June 19, 2014

2.4 Services to National Accounts (continued)

b. in conjunction with contracting with a National Account as Control Licensee or Alternate Control Licensee to offer Blue-branded Health Coverage to the National Account, performing the Eligibility and Enrollment functions of HR administration for all benefit plans offered by the National Account to its members, including benefit plans that are not underwritten or administered by the Plan, provided that:

(i) in performing such functions, the Plan and/or licensed Controlled Affiliate does not use the Brands in any communications with health care providers outside of the Plan's Service Area, and otherwise limits its use of the Brands outside of the Service Area to communications with the account's members, the other benefit plan providers with which the account has contracted and other reasonably necessary communications to perform such functions; and

(ii) if in accordance with IP Policies another Licensee is soliciting or servicing under the Brands a local plant, office or division of the account that is outside of the Plan's Service Area, the Plan and/or licensed Controlled Affiliate may not perform Eligibility and Enrollment functions for employees working at such local plant, office or division without the consent of such other Licensee;

For purposes of this subparagraph b, the following definitions apply:

"Health Coverage" has the meaning set forth in subparagraph 2.4.a.

"Eligibility" means services that manage the account's eligibility data and determine or process determinations relating to eligibility for benefit plans offered by the account to its employees, including such services as:

- monitoring and auditing data to ensure that only entitled individuals are enrolled in each such benefit plan;
- review of eligibility documentation (e.g. marriage licenses, birth certificates, student status verification letters, employment records);
- identification of key member segments such as over-age dependents, part-time employees, employees reaching certain milestones (e.g. Medicare-eligible, retirees);
- termination of coverage for those individuals found to be ineligible for coverage under a benefit plan, and, if applicable, generation of a COBRA event; and
- management of "hour-banking" for union environments in which union members can bank hours to remain eligible for benefits.

"Enrollment" means services that enroll eligible individuals and their spouses/dependents or terminate or change their enrollment in the account's benefit plans on an ongoing basis and during open enrollment periods, including such services as:

- the coordination of each step in open enrollment process from project planning and system set-up to the generation of confirmation statements;
- ongoing enrollment support for new hires and changes due to life events and work status adjustments;
- evidence of insurability (EOI) administration for life and disability coverage;
- transmission of eligibility/enrollment information to the account's benefit plan providers;
- review and reconciliation of error reports received from the account's benefit plan providers; and
- transmission of information to the account's payroll system (e.g., benefit deductions, employee demographic data).

2.5 Knowledge Sharing

a. submitting scholarly articles authored or co-authored by the Plan or Controlled Affiliate or its respective employees for publication in peer-reviewed journals;

b. permitting an internal representative of the Plan or Controlled Affiliate (e.g., officer, employee) to speak or present at a conference or symposium for which the event sponsor will issue communications that will identify the Plan's or Controlled Affiliate's representative as a participant, provided that such use complies with regulations of general application specifically prescribed by BCBSA from time to time;

2.6 Other Uses

a. entering into a license agreement between and among BCBSA, the Plan and a debit card issuer located outside the Plan's Service Area, and entering into a corresponding operating agreement or agreements, in order to offer a debit card bearing the Licensed Marks and Name to eligible persons as defined by the aforementioned license agreement;

b. appearing in communications issued by an independent third party to recognize outstanding performance of the Plan or Controlled Affiliate or a member of the Plan's or Controlled Affiliate's senior management as part of an established program of the third party for which the Plan has provided information to be considered for the recognition, provided that such use complies with regulations of general application specifically prescribed by BCBSA from time to time;

c. to identify itself as being a joint sponsor of an event, program or activity along with other Plans or such Plans' licensed Controlled Affiliates, provided that such use complies with regulations of general application specifically prescribed by BCBSA from time to time;

d. hosting meetings or events in Washington, D.C. related to policy and business issues in the Plan's Service Area, or hosting events in conjunction with the assemblies or conventions of national political parties, provided that such use complies with regulations of general application specifically prescribed by BCBSA from time to time;

e. permitting an affiliate that is not licensed to use the Licensed Marks to identify its corporate relationship with the Plan, provided that such use complies with regulations of general application specifically prescribed by BCBSA from time to time.

3. In connection with activity otherwise in furtherance of the License Agreement, a Controlled Affiliate that is licensed to use the Licensed Marks and Name pursuant to a Controlled Affiliate License Agreement authorized in clauses d) or e) of Paragraph 2 of the Plan's License Agreement with BCBSA may use the Licensed Marks and Name outside the Region (as that term is defined in such respective Controlled Affiliate License Agreements) in the following circumstances which are deemed legitimate and necessary and not likely to cause consumer confusion:

a. sending letterhead, envelopes, and similar items solely for administrative purposes (e.g., not for purposes of marketing, advertising, promoting, selling or soliciting the sale of health care plans and related services);

b. distributing business cards other than in marketing and selling;

c. contracting with health care providers or soliciting such contracts in areas contiguous to the Region in order to serve its subscribers residing in the Region, provided that the Controlled Affiliate may not use the names of any of its Controlling Plans in connection with such contracting unless the provider is located in a geographic area that is also contiguous to such Controlling Plan's Service Area;

d. issuing a small sign containing the legal name or trade name of the Controlled Affiliate for display by a provider to identify the latter as a participating provider of the Controlled Affiliate, provided that the Controlled Affiliate may not use the names of any of its Controlling Plans on such signs unless the provider is located in a geographic area that is also contiguous to such Controlling Plan's Service Area;

e. advertising in publications or electronic media solely to persons for employment;

f. advertising in print, electronic or other media which serve, as a substantial market, the Region, provided that the Controlled Affiliate may not advertise outside its Region on the national broadcast and cable networks and that advertisements in national print media are limited to the smallest regional edition encompassing the Region, and provided further that any such advertising by the Controlled Affiliate may not reference the name of any of its Controlling Plans unless the respective Controlling Plan is authorized under paragraph 2 of this Exhibit 4 to advertise in such media;

g. advertising by direct mail where the addressee's zip code plus 4 includes, at least in part, the Region, provided that such advertising by the Controlled Affiliate may not reference the name of any of its Controlling Plans unless the respective Controlling Plan is authorized under paragraph 2 of this Exhibit 4 to send direct mail to such zip code plus 4.

h. [Intentionally left blank, pending review by the Inter-Plan Programs Committee of the applicability of the case management rule to such Controlled Affiliates.]

i. contracting with a pharmacy management organization ("Pharmacy Intermediary") to gain access to a national or regional pharmacy network to provide self-administered prescription drugs to deliver a pharmacy benefit for the Controlled Affiliate's regional Medicare Advantage PPO or regional Medicare Part D Prescription Drug members enrolled under the Licensed Marks pursuant to such respective Controlled Affiliate License Agreements, provided, however, that the Pharmacy Intermediary may not use the Licensed Marks or Name in contracting with the pharmacy providers in such network;

j. contracting with the corporate owner of a national or regional retail pharmacy chain to gain access to the pharmacies in the chain to provide self-administered prescription drugs to deliver a pharmacy benefit to the Controlled Affiliate's regional Medicare Advantage PPO or regional Medicare Part D Prescription Drug members enrolled under the Licensed Marks pursuant to such respective

Controlled Affiliate License Agreements, provided that (1) the Controlled Affiliate may not contract directly with pharmacists or pharmacy stores outside the Region, and (2) neither the Controlled Affiliate's name nor the Licensed Marks or Name may be posted or otherwise displayed at or by any pharmacy store outside the Region;

k. contracting with a dental management organization ("Dental Intermediary") to gain access to a national or regional dental network to deliver a routine dental benefit for the Controlled Affiliate's regional Medicare Advantage PPO members enrolled under the Licensed Marks pursuant to such Controlled Affiliate License Agreement, provided, however, that the Dental Intermediary may not use the Licensed Marks or Name in contracting with the dental providers in such network;

l. contracting with a vision management organization ("Vision Intermediary") to gain access to a national or regional vision network to deliver a routine vision benefit for the Controlled Affiliate's regional Medicare Advantage members enrolled under the Licensed Marks pursuant to such Controlled Affiliate License Agreement, provided, however, that the Vision Intermediary may not use the Licensed Marks or Name in contracting with the vision providers in such network;

m. contracting with an independent clinical laboratory for analysis and clinical assessment of specimens that are collected within the Controlled Affiliate's Region;

n. contracting with a durable medical equipment or home medical equipment company for durable medical equipment and supplies and home medical equipment and supplies that are shipped to a location within the Controlled Affiliate's Region;

o. contracting with a specialty pharmaceutical company for non-routine biological therapeutics that are ordered by a health care professional located within the Region;

p. contracting with a company that operates provider sites in the Region, provided that the contract is solely for services rendered at a site (e.g., hospital, mobile van) that is within the Region;

q. contracting with a company that makes health care professionals available in the Region (e.g., traveling home health nurse), provided that the contract is solely for services rendered by health care professionals who are located within the Region.

4. BCBSA shall retain the right to use the Licensed Marks in conjunction with the Federal Employee Program and with any other national offering made to federal employees pursuant to the Federal Employees Health Benefits Program (FEHBP), including the right to license such use to its vendors, but only in the following manner.

   a. the Licensed Marks may only be used by BCBSA with the term "Federal Employee Program", "Federal", "FEP", or similar language identifying the program as a benefit program for federal employees;

   b. the Licensed Marks may not be used by BCBSA with the name(s) of a specific Plan or Plans and;

   c. any use by BCBSA in conjunction with a new national FEHBP program proposed after the enactment of this amendment will require the approval of the BCBSA Board of Directors.

Amended as of March 16, 2006

5. Where required by applicable state or local law or regulation, a Plan or its licensed Controlled Affiliate may submit documents that contain the Brands to, and file forms that contain the Brands with, state or local regulators in a state not included in its Service Area, provided that it gives reasonable advance notice to the local Plan of its intent to submit such documents or file such forms. Notwithstanding, in no event may a Plan or its licensed Controlled Affiliate use the Brands to register, or to obtain or maintain a license, a certificate of authority, or an equivalent document authorizing it to act as a risk-bearing entity or third party administrator in a state not included in its Service Area. If the local Plan advises BCBSA that it believes its License Agreement has been or would be violated by any submission or filing, BCBSA shall determine whether such submission or filing is required by state or local law or regulation and violates the License Agreement, subject to the Plan's or licensed Controlled Affiliate's rights to obtain an independent review of such determination under Paragraph 9(a) and Exhibit 5 of its License Agreement or Paragraph 8 of the Controlled Affiliate License. For purposes of this paragraph, "local Plan" is defined as each Plan whose Service Area includes all or part of the state in which the foregoing applicable state or local law or regulation has been enacted.

Amended as of November 18, 2010

MEDIATION AND MANDATORY DISPUTE RESOLUTION (MMDR) RULES

The Blue Cross and Blue Shield Plans ("Plans") and the Blue Cross Blue Shield Association ("BCBSA") recognize and acknowledge that the Blue Cross and Blue Shield system is a unique nonprofit and for-profit system offering cost effective health care financing and services. The Plans and BCBSA desire to utilize Mediation and Mandatory Dispute Resolution ("MMDR") to avoid expensive and time-consuming litigation that may otherwise occur in the federal and state judicial systems. Even MMDR should be viewed, however, as methods of last resort, all other procedures for dispute resolution having failed. Except as otherwise provided in the License Agreements, the Plans, their Controlled Affiliates and BCBSA agree to submit all disputes to MMDR pursuant to these Rules and in lieu of litigation.

1. Initiation of Proceedings

A. Pre-MMDR Efforts

Before filing a Complaint to invoke the MMDR process, the CEO of a complaining party, or his/her designated representative, shall undertake good faith efforts with the other side(s) to try to resolve any dispute.

B. Complaint

To commence a proceeding, the complaining party (or parties) shall provide by certified mail, return receipt requested, a written Complaint to the BCBSA Corporate Secretary (which shall also constitute service on BCBSA if it is a respondent) and to any Plan(s) and/or Controlled Affiliate(s) named therein. The Complaint shall contain:

i. identification of the complaining party (or parties) requesting the proceeding;

ii. identification of the respondent(s);

iii. identification of any other persons or entities who are interested in a resolution of the dispute;

iv. a full statement describing the nature of the dispute;

v. identification of all of the issues that are being submitted for resolution;

vi. the remedy sought;

vii. a statement as to whether the complaining party (or parties) elect(s) first to pursue Mediation;

viii. any request, if applicable, that the matter be handled on an expedited basis and the reasons therefor; and

ix. a statement signed by the CEO of the complaining party affirming that the CEO has undertaken efforts, or has directed efforts to be undertaken, to resolve the dispute before resorting to the MMDR process.

The complaining party (or parties) shall file and serve with the Complaint copies of all documents which the party (or parties) intend(s) to offer at the Arbitration Hearing and a statement identifying the witnesses the party (or parties) intend(s) to present at the Hearing, along with a summary of each witness' expected testimony.

C. Answer

Within twenty (20) days after receipt of the Complaint, each respondent shall serve on BCBSA and on the complaining party (or parties);

i. a full Answer to the aforesaid Complaint;

ii. a statement of any Counterclaims against the complaining party (or parties), providing with respect thereto the information specified in Paragraph 1.B., above;

iii. a statement as to whether the respondent elects to first pursue Mediation; and

iv. any request, if applicable, that the matter be handled on an expedited basis and the reasons therefor.

The respondent(s) shall file and serve with the Answer or by the date of the Initial Conference set forth in Paragraph 3.C., below, copies of all documents which the respondent(s) intend(s) to offer at the Arbitration Hearing and a statement identifying the witnesses the party (or parties) intend(s) to present at the Hearing, along with a summary of each witness' expected testimony.

D. Reply To Counterclaim

Within ten (10) days after receipt of any Counterclaim, the complaining party (or parties) shall serve on BCBSA and on the responding party (or parties), a Reply to the Counterclaim. Such Reply must provide the same information required by Paragraph 1.C., above.

2. Mediation

To facilitate the mediation of disputes between or among BCBSA, the Plans and/or their Controlled Affiliates, the BCBSA Board has provided for Mediation under these Rules. Mediation may be pursued in lieu of or in an effort to obviate the Mandatory Dispute Resolution process, and all parties are strongly urged, but not required, to exhaust the mediation procedure provided for herein. In the event any party refuses to proceed with Mediation, the parties shall proceed immediately to Mandatory Dispute Resolution, as provided in Section 3.

A. Selection of Mediators

If all parties agree to pursue Mediation, they shall promptly attempt to agree upon: (i) the number of mediators desired, not to exceed three mediators; and (ii) the selection of experienced mediator(s) from an independent entity to mediate all disputes set forth in the Complaint and Answer (and Counterclaim and Reply, if any). In the event the parties are unable to agree upon the selection or number of mediators, both within five (5) days of the service of the Answer or Reply to Counterclaim, whichever is later, the BCBSA Corporate Secretary shall immediately refer the matter to a nationally recognized professional ADR organization (such as CPR or JAMS) for mediation by a single mediator to be selected by the ADR organization.

B. Binding Decision

Before the Mediation Hearing described below, the BCBSA Corporate Secretary shall contact the parties to determine whether they wish to be bound by any recommendation of the selected mediator(s) for resolution of the disputes. If all wish to be bound, the Corporate Secretary will send appropriate documentation to them for their signatures before the Mediation Hearing begins.

C. Mediation Procedure

The Mediator(s) shall apply the mediation procedures and processes provided for herein (not the rules of the ADR organization with which they are affiliated) and shall promptly advise the parties of a scheduled Mediation Hearing date. Unless a party requests an expedited procedure, or unless all parties to the proceeding agree to one or more extensions of time, the Mediation Hearing set forth below shall be completed within forty (40) days of BCBSA's receipt of the Complaint. The selected mediator(s), unless the parties otherwise agree, shall adhere to the following procedure:

i. Each party must be represented by its CEO or other representative who has been delegated full authority to resolve the dispute. However, parties may send additional representatives as they see fit.

ii. Each party will be given one-half hour to present its case, beginning with the complaining party (or parties), followed by the other party or parties. The parties are free to structure their presentations as they see fit, using oral statements or direct examination of witnesses. However, neither cross-examination nor questioning of opposing representatives will be permitted. At the close of each presentation, the selected mediator(s) will be given an opportunity to ask questions of the presenters and witnesses. All parties must be present throughout the Mediation Hearing. The selected mediator(s) may extend the time allowed for each party's presentation at the Mediation Hearing. The selected mediator(s) may meet in executive session, outside the presence of the parties, or may meet with the parties separately, to discuss the controversy.

iii. After the close of the presentations, the parties will attempt to negotiate a settlement of the dispute. If the parties desire, the selected mediator(s), or any one or more of the selected mediators, will sit in on the negotiations.

iv. After the close of the presentations, the selected mediator(s) may meet privately to agree upon a recommendation for resolution of the dispute which would be submitted to the parties for their consideration and approval. If the parties have previously agreed to be bound by the results of this procedure, this recommendation shall be binding upon the parties.

v. The purpose of the Mediation Hearing is to assist the parties to settle their grievances short of mandatory dispute resolution. As a result, the Mediation Hearing has been designed to be as informal as possible. Rules of evidence shall not apply. There will be no transcript of the proceedings, and no party may make a tape recording of the Mediation Hearing.

vi. In order to facilitate a free and open discussion, the Mediation proceeding shall remain confidential. A "Stipulation to Confidentiality" which prohibits future use of settlement offers, all position papers or other statements furnished to the selected mediator(s), and decisions or recommendations in any Mediation proceeding shall be executed by each party.

vii. Upon request of the selected mediator(s), or one of the parties, BCBSA staff may also submit documentation at any time during the proceedings.

D. Notice of Termination of Mediation

If the Mediation cannot be completed within the prescribed or agreed time period due to the lack of cooperation of any party, as determined by the selected mediator(s), or if the Mediation does not result in a final resolution of all disputes at the Mediation Hearing or within ten (10) days after the Mediation Hearing, any party or any one of the selected mediators shall so notify the BCBSA Corporate Secretary, who shall promptly issue a Notice of Termination of Mediation to all parties, to the selected mediator(s), and to the MDR Administrator. Such notice shall serve to bring the Mediation to an end and to initiate Mandatory Dispute Resolution. Upon agreement of all parties and the mediator(s), the Mediation process may continue at the same time the MDR process is invoked. In such case, the Notice of Termination of Mediation described above serves to initiate the MDR proceeding, but does not terminate mediation proceedings, which may proceed simultaneous with the MDR proceeding.

3. Mandatory Dispute Resolution (MDR)

If any party elects not to first pursue Mediation, or if a Notice of Termination of Mediation is issued as set forth in Paragraph 2.D., above, then the unresolved disputes set forth in any Complaint and Answer (and Counterclaim and Reply, if any) shall be subject to mandatory binding arbitration (herein referred to as "MDR").

A. MDR Administrator

The Administrator for purposes of Mandatory Arbitration shall be an independent nationally recognized entity such as CPR or JAMS, specializing in alternative dispute resolution. In the event the parties pursued Mediation with CPR, JAMS or a similar organization, that organization also shall serve as the MDR Administrator, unless all parties notify the BCBSA Corporate Secretary in writing within two (2) days of receiving the Notice of Termination of Mediation that they wish to pursue MDR with another nationally recognized organization serving as MDR Administrator.

In the event the parties (i) did not pursue Mediation, (ii) pursued mediation with a Mediator not affiliated with an ADR organization that offers a panel of arbitrators, or (iii) all parties that pursued Mediation notified the BCBSA Corporate Secretary that they wish to have an MDR Administrator that is different from the organization with which their mediator was affiliated, they shall promptly attempt to agree on a nationally recognized ADR entity that supplies a panel of arbitrators. If they reach such agreement within five (5) days of the Notice of Termination of Mediation or receipt of the Answer or Reply to Counterclaim (whichever is later), the parties shall promptly inform the BCBSA Corporate Secretary of their agreed upon ADR organization. In the event the parties are unable to reach agreement on an MDR Administrator within that timeframe, the BCBSA Corporate Secretary shall immediately refer the matter to CPR, JAMS or a similar organization for MDR.

Any person who served as a Mediator shall not serve as an arbitrator for the same or similar dispute for purposes of MDR.

B. Rules for MDR

The rules controlling all aspects of MDR shall be exclusively those provided for herein. The rules promulgated or otherwise used by the MDR Administrator organization shall not apply.

C. Initial Conference

Within seven (7) days after a Notice of Termination has issued or the matter has otherwise been referred to an MDR Administrator, or within five (5) days after the time for filing and serving the Answer or Reply to any Counterclaim (whichever is later) if the parties elect first not to mediate, the parties shall confer with the Administrator to discuss selecting a dispute resolution panel ("the Panel"). This conference (the "Initial Conference") may be by telephone. The parties are encouraged to agree to the composition of the Panel and to present that agreement to the Administrator at the Initial Conference. If the parties do not agree on the composition of the Panel by the time of the Initial Conference, or by any extension thereof agreed to by all parties and the Administrator, then the Panel Selection Process set forth in subparagraph D, below, shall be followed.

D. Panel Selection Process

The Administrator shall designate, prior to the Initial Conference, at least seven potential arbitrators. Each party shall be permitted to strike any designee for cause and the Administrator shall determine the sufficiency thereof in its sole discretion. The Administrator will designate a replacement for any designee so stricken. Each party shall then be permitted one peremptory strike from the list of designees. The Administrator shall set the dates for exercising all strikes, which shall be set to encourage the prompt selection of arbitrators.

After the parties exercise any designee strikes for cause and their peremptory strike against any designee of their choice, the parties shall each rank the remaining panel members in order of preference and provide the Administrator, without serving on any other party, their ranked list. The Administrator shall not disclose any party's ranked list to members of the panel or to other parties.

From the remaining designees, and after considering opportunities to maximize, so far as possible, the collectively stated arbitrator preferences provided by the parties on their ranked lists, the Administrator shall select a three member Panel. The Panel Selection Process shall be completed no later than ten (10) days after the Initial Conference.

Each Arbitrator shall be compensated at his or her normal hourly rate or, in the absence of an established rate, at a reasonable hourly rate to be promptly fixed by the Administrator for all time spent in connection with the proceedings and shall be reimbursed for any travel and other reasonable expenses.

E. Duties Of The Arbitrators

The Panel shall promptly designate a Presiding Arbitrator for the purposes reflected below, but shall retain the power to review and modify any ruling or other action of said Presiding Arbitrator. Each Arbitrator shall be an independent Arbitrator, shall be governed by the Code of Ethics for Arbitrators in Commercial Disputes and shall at or prior to the commencement of any Arbitration Hearing take an oath to that effect. Each Arbitrator shall promptly disclose in writing to the Panel and to the parties any circumstances, whenever arising, that might cause doubt as to such Arbitrator's compliance, or ability to comply, with said Code of Ethics, and, absent resignation by such Arbitrator, the remaining Arbitrators shall determine in their sole discretion whether the circumstances so disclosed constitute grounds for disqualification and for replacement. With respect to such circumstances arising or coming to the attention of a party after an Arbitrator's selection, a party may likewise request the Arbitrator's resignation or a determination as to disqualification by the remaining Arbitrators. With respect to a sole Arbitrator, the determination as to disqualification shall be made by the Administrator.

There shall be no ex parte communication between the parties or their counsel and any member of the Panel.

F. Panel's Jurisdiction And Authority

The Panel's jurisdiction and authority shall extend to all disputes between or among the Plans, their Controlled Affiliates, and/or BCBSA, except for those disputes excepted from these MMDR procedures as set forth in the License Agreements.

With the exception of punitive or treble damages, the Panel shall have full authority to award the relief it deems appropriate to resolve the parties' disputes, including monetary awards and injunctions, mandatory or prohibitory. The Panel has no authority to award punitive or treble damages except that the Panel may allocate or assess responsibility for punitive or treble damages assessed by another tribunal. Subject to the above limitations, the Panel may, by way of example, but not of limitation:

i. interpret or construe the meaning of any terms, phrase or provision in any license between BCBSA and a Plan or a Controlled Affiliate relating to the use of the BLUE CROSS® or BLUE SHIELD® service marks.

ii. determine whether BCBSA, a Plan or a Controlled Affiliate has violated the terms or conditions of any license between the BCBSA and a Plan or a Controlled Affiliate relating to the use of the BLUE CROSS® or BLUE SHIELD® service marks.

iii. decide challenges as to its own jurisdiction.

iv. issue such orders for interim relief as it deems appropriate pending Hearing and Award in any Arbitration.

It is understood that the Panel is expected to resolve issues based on governing principles of law, preserving to the maximum extent legally possible the continued integrity of the Licensed Marks and the BLUE CROSS/BLUE SHIELD system. The Panel shall apply federal law to all issues which, if asserted in the United States District Court, would give rise to federal question jurisdiction, 28 U.S.C. § 1331. The Panel shall apply Illinois law to all issues involving interpretation, performance or construction of any License Agreement or Controlled Affiliate License Agreement unless the agreement otherwise provides. As to other issues, the Panel shall choose the applicable law based on conflicts of law principles of the State of Illinois.

G. Administrative Conference

Within five (5) days of the Panel being selected, the Presiding Arbitrator shall confer with the parties and the other members of the Panel and shall schedule, in writing, a conference in which the parties and the Panel shall participate (the "Administrative Conference"). The Administrative Conference shall take place no later than fifteen (15) days after the Panel is selected. At the Administrative Conference the parties and the Panel shall discuss the scheduling of the Arbitration Hearing and any other matter appropriate to be considered, including but not limited to: any written discovery in the form of requests for production of documents or requests to admit facts; the identity of any witness whose deposition a party may desire and a showing of exceptional good cause for the taking of any such deposition; the desirability of bifurcation or other separation of the issues; the need for and the type of record of conferences and hearings, including the need for transcripts; the need for expert witnesses and how expert testimony should be presented; the appropriateness of motions to dismiss and/or for full or partial summary judgment; consideration of stipulations; the desirability of presenting any direct testimony in writing; and the necessity for any on-site inspection by the Panel. If the parties agree, the Administrative Conference may be by telephone.

H. Discovery

i. ***Requests for Production of Documents***: All requests for the production of documents must be served no later than five (5) days after the date of the Initial Conference. Within twenty (20) days after receipt of a request for production of documents, a party shall (a) serve responses and objections to the request, (b) produce all responsive, non-privileged documents to the requesting party, and (c) to the extent any responsive documents are withheld on the grounds of attorney-client privilege or work product, produce a log identifying such documents in the manner specified in Fed. R. Civ. P. 26(b)(5). If, after reviewing a privilege log, the requesting party believes attorney-client privilege or work product protection was improperly claimed by the producing party with respect to any document, the requesting party may ask the Presiding Arbitrator to conduct an in-camera inspection of the same. With respect to documentary and other discovery produced in any MDR proceeding by BCBSA, the fact that a party's CEO or other senior officers may serve on the BCBSA Board of Directors, BCBSA Board Committees or other BCBSA work groups, task forces and the like, shall not be a basis for defeating an otherwise valid claim of attorney-client privilege or work product protection over such documentary or other discovery materials by BCBSA.

ii. ***Requests for Admissions***: Requests for Admissions may be served up to twenty-one (21) days prior to the discovery cut-off set by the Presiding Arbitrator. A party served with Requests For Admissions must respond within twenty (20) days of receipt of said request. The good faith use of and response to Requests for Admissions is encouraged, and the Panel shall have full discretion, with reference to the Federal Rules of Civil Procedure, in awarding appropriate sanctions with respect to abuse of the procedure.

iii. ***Depositions:*** As a general rule, the parties will not be permitted to take party or non-party deposition testimony for discovery purposes. The Presiding Arbitrator, in his or her sole discretion, shall have the authority to permit a party to take such deposition testimony upon a showing of exceptional good cause. The parties will be permitted to take de bene esse deposition[1] testimony to the fullest extent permitted by law of any witness who cannot be compelled to testify at the Arbitration Hearing. No deposition, for discovery purposes or otherwise, shall exceed three (3) hours, excluding objections and colloquy of counsel. Depositions may be recorded in any manner recognized by the Federal Rules of Civil Procedure and the parties shall specify in each notice of deposition or request for permission to take deposition testimony the manner in which such deposition shall be recorded.

iv. ***Expert witness(es)***: If a party intends to present the testimony of an expert witness during the oral hearing, it shall provide all other parties with a written statement setting forth the information required to be provided by Fed. R. Civ. P. 26(a)(2)(B) ten (10) days prior to the discovery cut-off set by the Presiding Arbitrator. If a party intends to present the testimony of a rebuttal expert witness during the Arbitration Hearing, it shall provide all other parties with a written statement setting forth the information required to be provided by Fed. R. Civ. P. 26(a)(2)(B) within twenty (20) days after the date on which the written statement of the expert witness whose testimony is to be rebutted was produced.

v. ***Discovery cut-off:*** The Presiding Arbitrator shall determine the date on which the discovery period will end, but the discovery period shall not exceed thirty (30) days from the date of the Administrative Conference without the agreement of all parties.

Amended as of September 20, 2007

[1] As used in these Rules, "de bene esse deposition" means a deposition that is not taken for discovery purposes, but is taken for the purpose of reading part or all of the deposition transcript into the record at the Arbitration Hearing, to the extent permitted by the Panel, because the witness cannot be compelled to testify at the Arbitration Hearing or has exercised a right provided under these Rules to provide deposition testimony in lieu of testimony at the Arbitration Hearing.

vi. ***Additional discovery***: Any additional discovery will be at the discretion of the Presiding Arbitrator.

vii. ***Discovery Disputes:*** Any discovery disputes shall be raised by motion to the Presiding Arbitrator, who is authorized to resolve all such disputes, and whose resolution will be binding on the parties unless modified by the Arbitration Panel. Prior to raising any discovery dispute with the Presiding Arbitrator, the parties shall meet and confer, telephonically or in person, in an attempt to resolve or narrow the dispute. If a party refuses to comply with a decision resolving a discovery dispute, the Panel, in keeping with Fed. R. Civ. P. 37, may refuse to allow that party to support or oppose designated claims or defenses, prohibit that party from introducing designated matters into evidence or, in extreme cases, decide an issue submitted for resolution adversely to that party.

viii. ***Extensions:*** The time for responding to discovery requests may be extended by the Presiding Arbitrator for good and sufficient cause shown. Any request for such an extension shall be made in writing.

I. Panel Suggested Settlement/Mediation

At any point during the proceedings, the Panel at the request of any party or on its own initiative, may suggest that the parties explore settlement and that they do so at or before the conclusion of the Arbitration Hearing, and the Panel shall give such assistance in settlement negotiations as the parties may request and the Panel may deem appropriate. Alternatively, the Panel may direct the parties to endeavor to mediate their disputes as provided above, or to explore a mini-trial proceeding, or to have an independent party render a neutral evaluation of the parties' respective positions. The Panel shall enter such sanctions as it deems appropriate with respect to any party failing to pursue in good faith such Mediation or other alternate dispute resolution methods.

J. Subpoenas on Third Parties

Pursuant to, and consistent with, the Federal Arbitration Act, 9 U.S.C. § 9 *et seq*., and subject to Paragraph 3.G(iii) above, a party may request the issuance of a subpoena on any third party, including but not limited to any third party Blue Plan or any officer, employee or director of a third party Blue Plan, to compel deposition testimony or the production of documents, and, if good and sufficient cause is shown, the Panel shall issue such a subpoena.

K. Arbitration Hearing

An Arbitration Hearing will be held within thirty (30) days after the Administrative Conference if no discovery is taken, or within thirty (30) days after the close of discovery, unless all parties and the Panel agree to extend the Arbitration Hearing date, or unless the parties agree in writing to waive the Arbitration Hearing. The parties may mutually agree on the location of the Arbitration Hearing. If the parties fail to agree, the Arbitration Hearing shall be held in Chicago, Illinois, or at such other location determined by the Presiding Arbitrator to be most convenient to the participants. The Panel will determine the date(s) and time(s) of the Arbitration Hearing(s) after consultation with all parties and shall provide reasonable notice thereof to all parties or their representatives.

L. Arbitration Hearing Memoranda

Twenty (20) days prior to the Arbitration Hearing, each party shall submit to the other party (or parties) and to the Panel an Arbitration Hearing Memorandum which sets forth the applicable law and any argument as to any relevant issue. The Arbitration Hearing Memorandum will supplement, and not repeat, the allegations, information and documents contained in or with the Complaint, Answer, Counterclaim and Reply, if any. Ten (10) days prior to the Arbitration Hearing, each party shall submit to each other party a list of all expert and fact witnesses (but not including rebuttal fact witness) that such party intends to have testify at the Arbitration Hearing and a brief summary of the testimony each such witness is expected to give. In addition, no later than five (5) days prior to the Arbitration, each party may submit to each other party and to the Panel a Response Arbitration Hearing Memorandum which sets forth any response to another party's Arbitration Hearing Memorandum.

M. Notice For Testimony

Ten (10) days prior to the Arbitration Hearing, any party may serve a Notice on any other party (or parties) requesting the attendance at the Arbitration Hearing of any officer, employee or director of the other party (or parties) for the purpose of providing noncumulative testimony. If a party fails to produce one of its officers, employees or directors whose noncumulative testimony during the Arbitration Hearing is reasonably requested by an adverse party, the Panel may refuse to allow that party to support or oppose designated claims or defenses, prohibit that party from introducing designated matters into evidence or, in extreme cases, decide an issue submitted for mandatory dispute resolution adversely to that party; provided, however, that a party may refuse to produce a director to testify if, within two (2) days of receiving a notice requesting the attendance of such director at the Arbitration Hearing, the party agrees to make the director available for a de bene esse deposition at a mutually convenient time at any location within fifty (50) miles of the director's primary residence chosen by the party requesting the director's testimony. This Rule may not be used for the purpose of burdening or harassing any party, and the Presiding Arbitrator may impose such orders as are appropriate so as to prevent or remedy any such burden or harassment.

Pursuant to, and consistent with, the Federal Arbitration Act, 9 U.S.C. § 9 *et seq.*, twenty (20) days or more prior to the Arbitration Hearing, a party may request the issuance of a subpoena on any third party, including but not limited to any third party Blue Plan, BCBSA or any officer, employee or director of a third party Blue Plan or BCBSA for the purpose of providing noncummulative testimony at the Arbitration Hearing, and, if good and sufficient cause is shown, the Panel shall issue such a subpoena; provided however, that a director of a third party Blue Plan or BCBSA may refuse to testify if, within two (2) days of receiving a subpoena requesting the attendance of such director at the Arbitration Hearing, the director agrees to make him/herself available for a de bene esse deposition at a mutually convenient time at any location within fifty (50) miles of the director's primary residence chosen by the party requesting the director's testimony. Each Blue Plan agrees to waive, on its own behalf and on behalf of its directors and officers, any objection it otherwise might have to any such subpoena based on service, venue or extraterritoriality.

N. Arbitration Hearing Procedures

i. ***Attendance at Arbitration Hearing***: Any person having a direct interest in the proceeding is entitled to attend the Arbitration Hearing. The Presiding Arbitrator shall otherwise have the power to require the exclusion of any witness, other than a party or other essential person, during the testimony of any other witness. It shall be discretionary with the Presiding Arbitrator to determine the propriety of the attendance of any other person.

ii. ***Confidentiality***: The Panel and all parties shall maintain the privacy of the Arbitration Proceeding. The parties and the Panel shall treat the Arbitration Hearing and any discovery or other proceedings or events related thereto, including any award resulting therefrom, as confidential except as otherwise necessary in connection with a judicial challenge to or enforcement of an award or unless otherwise required by law.

iii. ***Stenographic Record***: Any party, or if the parties do not object, the Panel, may request that a stenographic or other record be made of any Arbitration Hearing or portion thereof. The costs of the recording and/or of preparing the transcript shall be borne by the requesting party and by any party who receives a copy thereof. If the Panel requests a recording and/or a transcript, the costs thereof shall be borne equally by the parties.

iv. ***Oaths***: The Panel may require witnesses to testify under oath or affirmation administered by any duly qualified person and, if requested by any party, shall do so.

v. ***Order of Arbitration Hearing***: An Arbitration Hearing shall be opened by the recording of the date, time, and place of the Arbitration Hearing, and the presence of the Panel, the parties, and their representatives, if any. The Panel may, at the beginning of the Arbitration Hearing, ask for statements clarifying the issues involved.

Unless otherwise agreed, the complaining party (or parties) shall then present evidence to support their claim(s). The respondent(s) shall then present evidence supporting their defenses and Counterclaims, if any. The complaining party (or parties) shall then present evidence supporting defenses to the Counterclaims, if any, and rebuttal.

Witnesses for each party shall submit to questions by adverse parties and/or the Panel.

The Panel has the discretion to vary these procedures, but shall afford a full and equal opportunity to all parties for the presentation of any material and relevant evidence.

vi. ***Evidence***: The parties may offer such evidence as is relevant and material to the dispute and shall produce such evidence as the Panel may deem necessary to an understanding and resolution of the dispute. Unless good cause is shown, as determined by the Panel or agreed to by all other parties, no party shall be permitted to offer evidence at the Arbitration Hearing which was not disclosed prior to the Arbitration Hearing by that party. The Panel may receive and consider the evidence of witnesses by affidavit upon such terms as the Panel deems appropriate.

The Panel shall be the judge of the relevance and materiality of the evidence offered, and conformity to legal rules of evidence, other than enforcement of the attorney-client privilege and the work product protection, shall not be necessary. The Federal Rules of Evidence shall be considered by the Panel in conducting the Arbitration Hearing but those rules shall not be controlling. All evidence shall be taken in the presence of the Panel and all of the parties, except where any party is in default or has waived the right to be present.

Settlement offers by any party in connection with Mediation or MDR proceedings, decisions or recommendations of the selected mediators, and a party's position papers or statements furnished to the selected mediators shall not be admissible evidence or considered by the Panel without the consent of all parties.

vii. ***Closing of Arbitration Hearing***: The Presiding Arbitrator shall specifically inquire of all parties whether they have any further proofs to offer or witnesses to be heard. Upon receiving negative replies or if he or she is satisfied that the record is complete, the Presiding Arbitrator shall declare the Arbitration Hearing closed with an appropriate notation made on the record. Subject to being reopened as provided below, the time within which the Panel is required to make the award shall commence to run, in the absence of contrary agreement by the parties, upon the closing of the Arbitration Hearing.

With respect to complex disputes, the Panel may, in its sole discretion, defer the closing of the Arbitration Hearing for a period of up to thirty (30) days after the presentation of proofs in order to permit the parties to submit post-hearing briefs and argument, as the Panel deems appropriate, prior to making an award.

For good cause, the Arbitration Hearing may be reopened for up to thirty (30) days on the Panel's initiative, or upon application of a party, at any time before the award is made

O. Awards

An Award must be in writing and shall be made promptly by the Panel and, unless otherwise agreed by the parties or specified by law, no later than thirty (30) days from the date of closing the Arbitration Hearing. If all parties so request, the Award shall contain findings of fact and conclusions of law. The Award, and all other rulings and determinations by the Panel, may be by a majority vote.

Parties shall accept as legal delivery of the Award the placing of the Award or a true copy thereof in the mail addressed to a party or its representative at its last known address or personal service of the Award on a party or its representative.

Awards are binding only on the parties to the Arbitration and are not binding on any non-parties to the Arbitration and may not be used or cited as precedent in any other proceeding.

Amended as of September 20, 2007

After the expiration of twenty (20) days from initial delivery, the Award (with corrections, if any) shall be final and binding on the parties, and the parties shall undertake to carry out the Award without delay.

Proceedings to confirm, modify or vacate an Award shall be conducted in conformity with and controlled by the Federal Arbitration Act. 9 U.S.C. § 1, *et seq*.

P. Return of Documents

Within sixty (60) days after the Award and the conclusion of any judicial proceedings with respect thereto, each party and the Panel shall return any documents produced by any other party, including all copies thereof. If a party receives a discovery request in any other proceeding which would require it to produce any documents produced to it by any other party in a proceeding hereunder, it shall not produce such documents without first notifying the producing party and giving said party reasonable time to respond, if appropriate, to the discovery request.

4. Miscellaneous

A. Expedited Procedures

Any party to a Mediation may direct a request for an expedited Mediation Hearing to the Chairman of the Mediation Committee, to the selected Mediators, and to all other parties at any time. The Chairman of the Mediation Committee, or at his or her direction, the then selected Mediators, shall grant any request which is supported by good and sufficient reasons. If such a request is granted, the Mediation shall be completed within as short a period as practicable, as determined by the Chairman of the Mediation Committee or, at his or her direction, the then selected Mediators.

Any party to an Arbitration may direct a request for expedited proceedings to the Administrator, to the Panel, and to all other parties at any time. The Administrator, or the Presiding Arbitrator if the Panel has been selected, shall grant any such request which is supported by good and sufficient reasons. If such a request is granted, the Arbitration shall be completed within as short a time as practicable, as determined by the Administrator and/or the Presiding Arbitrator.

Amended as of September 20, 2007

B. Temporary or Preliminary Injunctive Relief

Any party may seek temporary or preliminary injunctive relief with the filing of a Complaint or at any time thereafter. If such relief is sought prior to the time that an Arbitration Panel has been selected, then the Administrator shall select a single Arbitrator who is a lawyer who has no interest in the subject matter of the dispute, and no connection to any of the parties, to hear and determine the request for temporary or preliminary injunction. If such relief is sought after the time that an Arbitration Panel has been selected, then the Arbitration Panel will hear and determine the request. The request for temporary or preliminary injunctive relief will be determined with reference to the temporary or preliminary injunction standards set forth in Fed. R. Civ. P. 65.

C. Defaults and Proceedings in the Absence of a Party

Whenever a party fails to comply with the MDR Rules in a manner deemed material by the Panel, the Panel shall fix a reasonable time for compliance and, if the party does not comply within said period, the Panel may enter an Order of default or afford such other relief as it deems appropriate. Arbitration may proceed in the event of a default or in the absence of any party who, after due notice, fails to be present or fails to obtain an extension. An Award shall not be made solely on the default or absence of a party, but the Panel shall require the party who is present to submit such evidence as the Panel may require for the making of findings, determinations, conclusions, and Awards.

D. Notice

Each party shall be deemed to have consented that any papers, notices, or process necessary or proper for the initiation or continuation of a proceeding under these rules or for any court action in connection therewith may be served on a party by mail addressed to the party or its representative at its last known address or by personal service, in or outside the state where the MDR proceeding is to be held.

The Corporate Secretary and the parties may also use facsimile transmission, telex, telegram, or other written forms of electronic communication to give the notices required by these rules.

E. Expenses

The expenses of witnesses shall be paid by the party causing or requesting the appearance of such witnesses. All expenses of the MDR proceeding, including compensation, required travel and other reasonable expenses of the Panel, and the cost of any proof produced at the direct request of the Panel, shall be borne equally by the parties and shall be paid periodically on a timely basis, unless they agree otherwise or unless the Panel in the Award assesses such expenses, or any part thereof against any party (or parties). In exceptional cases, the Panel may award reasonable attorneys' fees as an item of expense, and the Panel shall promptly determine the amount of such fees based on affidavits or such other proofs as the Panel deems sufficient.

F. Disqualification or Disability of A Panel Member

In the event that any Arbitrator of a Panel with more than one Arbitrator should become disqualified, resign, die, or refuse or be unable to perform or discharge his or her duties after the commencement of MDR but prior to the rendition of an Award, and the parties are unable to agree upon a replacement, the remaining Panel member(s):

i. shall designate a replacement, subject to the right of any party to challenge such replacement for cause.

ii. shall decide the extent to which previously held hearings shall be repeated.

If the remaining Panel members consider the proceedings to have progressed to a stage as to make replacement impracticable, the parties may agree, as an alternative to the recommencement of the Mandatory Dispute Resolution process, to resolution of the dispute by the remaining Panel members.

In the event that a single Arbitrator should become disqualified, resign, die, or refuse or be unable to perform or discharge his or her duties after the commencement of MDR but prior to the rendition of an Award, and the parties are unable to agree upon a replacement, the Administrator shall appoint a successor, subject to the right of any party to challenge such successor for cause, and the successor shall decide the extent to which previously held proceedings shall be repeated.

G. Extensions of Time

Subject to the provisions of Paragraph 3.H.(viii.), any time limit set forth in these Rules may be extended upon agreement of the parties and approval of: (1) the Mediator if the proceeding is then in Mediation; (2) the Administrator if the proceeding is in Arbitration, but no Arbitration Panel has been selected; or (3) the Arbitration Panel, if the proceeding is in Arbitration and the Arbitration Panel has been selected.

H. Intervention

The Plans, their Controlled Affiliates, and BCBSA, to the extent subject to MMDR pursuant to their License Agreements, shall have the right to move to intervene in any pending Arbitration. A written motion for intervention shall be made to: (1) the Administrator, if the proceeding is in Arbitration, but no Arbitration Panel has been selected; or (2) the Arbitration Panel, if the proceeding is in Arbitration and the Arbitration Panel has been selected. The written motion for intervention shall be delivered to the BCBSA Corporate Secretary (which shall also constitute service on the BCBSA if it is a respondent) and to any Plan(s) and/or Controlled Affiliate(s) which are parties to the proceeding. Any party to the proceeding can submit written objections to the motion to intervene. The motion for intervention shall be granted upon good cause shown. Intervention also may be allowed by stipulation of the parties to the Arbitration proceeding. Intervention shall be allowed upon such terms as the Arbitration Panel decides.

I. BCBSA Assistance in Resolution of Disputes

The resources and personnel of the BCBSA may be requested by any member Plan at any time to try to resolve disputes with another Plan.

J. Neutral Evaluation

The parties can voluntarily agree at any time to have an independent party render a neutral evaluation of the parties' respective positions.

K. Recovery of Attorney Fees and Expenses

i. Motions to Compel

Nothwithstanding any other provisions of these Rules, any Party subject to the License Agreements (for purposes of this Section K and all of its sub-sections only hereinafter referred to collectively and individually as a "Party") that initiates a court action or administrative proceeding solely to compel adherence to these Rules shall not be determined to have violated these Rules by initiating such action or proceeding.

ii Recovery of Fees, Expenses and Costs

The Arbitration Panel may, in its sole discretion, award a Party its reasonable attorneys' fees, expenses and costs associated with a filing to compel adherence to these Rules and/or reasonable attorneys' fees, expenses and costs incurred in responding to an action filed in violation of these Rules; provided, however, that neither fees, expenses, nor costs shall be awarded by the Arbitration Panel if the Party from which the award is sought can demonstrate to the Arbitration panel, in its sole discretion, that it did not violate these Rules or that it had reasonable grounds for believing that its action did not violate these Rules.

iii Requests for Reimbursement

For purposes of this Section K, any Party may request reimbursement of fees, expenses and/or costs by submitting said request in writing to the Arbitration Panel at any time before an award is delivered pursuant Paragraph to 3.O above with a copy to the Party from which reimbursement is sought, explaining why it is entitled to such reimbursement. The Party from which reimbursement is sought shall have twenty (20) days to submit a response to such request to the Arbitration Panel with a copy to the Party seeking reimbursement.

Amended as of September 20, 2007

L. Calculation of Time and Deadlines

In computing any period of time prescribed or allowed under these rules, the day of the act or event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, a Sunday, or a legal holiday, in which event the period runs until the end of the next day which is not one of the aforementioned days. When the period of time prescribed is less than six (6) days, intermediate Saturdays, Sundays and legal holidays shall be excluded in the computation. As used in this rule, "legal holiday" includes New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day, Christmas Day and any other day appointed as a holiday by the President or the Congress of the United States.

Amended as of September 20, 2007

Exhibit E
Applicable Excerpt of
Guidelines to Administer Membership Standards Applicable to Regular Members,
as amended through September 19, 2014

Guidelines to Administer Membership Standards Applicable to Regular Members

September 19, 2014

Includes revisions, if any, adopted by the BEPC and/or Member Plans through September 19, 2014

2.12 In the case of Plans operated on a for-profit basis, the Plan's Articles of Incorporation and other Charter documents shall include, at the time the Plan converts to a for-profit basis and continuously thereafter, enforceable provisions to:

2.12b require that the Plan Board be composed of three classes of directors with each class containing as close to one third of the total number of directors as possible and each class of directors serving a three year term beginning in a year in which no other class' term begins;